Report to:
MINERA JUANICIPIO S.A. DE C.V.
Valdecañas Project – Scoping Study NI 43-101 Technical Report
Document No. 0954750100-REP-R0001-03

Report to:
MINERA JUANICIPIO S.A. DE C.V.
Valdecañas Project – Scoping Study NI 43-101 Technical Report
DATED: AUGUST 20, 2009
** Prepared by:	Hassan Ghaffari, P.Eng., Wardrop Engineering Inc.
S. Byron V. Stewart, P.Eng. Consultant to Wardrop Engineering Inc.
Jean-François Couture, Ph.D., P.Geo., SRK Consulting (Canada) Inc.

** At the request of the British Columbia Securities Commission, this revised report is being filed to reflect amendments made to the title page to include the names and professional designations of each qualified person that has provided certificates and consents within the report.  No other changes occurred anywhere else within the report.

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

REVISION HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	May 15/09	J.R. May 15/09	B.S. May 15/09	P.W. May 15/09	First draft issued to client.
01	May 27/09	J.R. May 27/09	B.S. May 27/09	P.W. May 27/09	Final draft issued to client.
02	July 31, 2009	J.R. July 31, 2009	A.S. July 31, 2009	P.W. July 31, 2009	Updated final draft issued for approval.
03	Aug. 20/09	J.R. Aug. 20/09	A.S. Aug. 20/09	P.W. Aug. 20/09	Final report issued.

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

1.0

SUMMARY

1-1

1.1

INTRODUCTION

1-1

1.2

PROPERTY DESCRIPTION AND AGREEMENTS

1-1

1.3

LOCATION, ACCESS, AND PHYSIOGRAPHY

1-1

1.4

HISTORY

1-2

1.5

REGIONAL AND LOCAL GEOLOGY

1-2

1.6

MINING

1-2

1.7

MINERAL PROCESSING AND METALLURGICAL TESTING

1-5

1.8

CAPITAL COST ESTIMATE

1-6

1.9

OPERATING COST ESTIMATE

1-6

1.10

FINANCIAL ANALYSIS

1-7

2.0

INTRODUCTION

2-1

2.1

SCOPE OF WORK

2-2

3.0

RELIANCE ON OTHER EXPERTS

3-1

4.0

PROPERTY DESCRIPTION AND LOCATION

4-1

4.1

LAND TENURE

4-1

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5-1

6.0

HISTORY

6-1

7.0

GEOLOGICAL SETTING

7-1

7.1

REGIONAL GEOLOGY

7-1

7.2

PROPERTY GEOLOGY

7-3

7.2.1

MESOZOIC ROCKS

7-3

7.2.2

TERTIARY IGNEOUS ROCKS

7-3

7.2.3

UPPER TERTIARY ROCKS

7-6

7.2.4

STRUCTURAL GEOLOGY

7-6

8.0

DEPOSIT TYPES

8-1

9.0

MINERALIZATION

9-1

10.0

EXPLORATION

10-1

11.0

DRILLING

11-1

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

11.1

MAG SILVER DRILLING

11-1

11.2

FRESNILLO DRILLING

11-2

12.0

SAMPLING METHOD AND APPROACH

12-1

12.1

SAMPLING BY MAG SILVER

12-1

12.2

SAMPLING BY FRESNILLO

12-1

13.0

SAMPLE PREPARATION, ANALYSES, AND SECURITY

13-1

13.1

MAG SILVER SAMPLES

13-1

13.2

FRESNILLO SAMPLES

13-1

13.3

QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS

13-2

14.0

DATA VERIFICATION

14-1

14.1

VERIFICATION BY MAG SILVER AND FRESNILLO

14-1

14.2

VERIFICATION BY SRK

14-1

14.2.1

SITE VISIT

14-1

14.2.2

VERIFICATION OF FRESNILLO DATA

14-2

15.0

ADJACENT PROPERTIES

15-1

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

16-1

16.1

METALLURGICAL TESTING

16-1

16.1.1

INTRODUCTION

16-1

16.1.2

METALLURGICAL TESTWORK REVIEW

16-2

16.1.3

PROCESS DESIGN TESTWORK DESCRIPTION

16-2

16.1.4

MINERALOGY

16-2

16.1.5

FEED GRADE

16-3

16.1.6

ORE CHARACTERISTICS

16-3

16.1.7

GRINDABILITY

16-6

16.1.8

FLOTATION TESTS

16-6

16.1.9

GRAVITY CONCENTRATION TESTS

16-13

16.1.10

RECOMMENDATIONS

16-13

16.2

MINERAL PROCESSING

16-14

16.2.1

INTRODUCTION

16-14

16.2.2

SUMMARY

16-14

16.2.3

MAJOR PROCESS DESIGN CRITERIA

16-17

16.2.4

PLANT DESIGN

16-17

16.2.5

PROCESS PLANT DESCRIPTION

16-17

17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17-1

17.1

INTRODUCTION

17-1

17.2

RESOURCE DATABASE

17-2

17.3

SOLID BODY MODELLING

17-3

17.4

EVALUATION OF EXTREME ASSAY VALUES

17-4

17.5

COMPOSITING

17-4

17.6

BLOCK MODEL

17-6

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

17.7

VARIOGRAPHY

17-7

17.8

RESOURCE ESTIMATION METHODOLOGY

17-7

17.9

VALIDATION OF THE BLOCK MODEL

17-7

17.10

MINERAL RESOURCE CLASSIFICATION

17-7

17.11

MINERAL RESOURCE STATEMENT

17-9

17.12

PREVIOUS MINERAL RESOURCE ESTIMATES

17-12

18.0

OTHER RELEVANT DATA AND INFORMATION

18-1

18.1

MINING OPERATIONS

18-1

18.1.1

MINING INVENTORY

18-1

18.1.2

MINE DESIGN

18-5

18.1.3

TRUCK HAULAGE

18-11

18.1.4

MINE ACCESS

18-11

18.1.5

DEVELOPMENT SCHEDULE

18-15

18.1.6

PRODUCTION SCHEDULE

18-15

18.1.7

MINE SERVICES

18-20

18.1.8

MINE EQUIPMENT

18-26

18.1.9

PERSONNEL

18-27

18.1.10

UNDERGROUND MINING CAPITAL COST

18-30

18.2

PROCESS PLANT

18-31

18.2.1

MILL SERVICES

18-31

18.3

SITE INFRASTRUCTURE

18-33

18.3.1

ADMINISTRATION BUILDING

18-34

18.3.2

MAINTENANCE/WAREHOUSE

18-34

18.3.3

PROPANE STORAGE

18-34

18.3.4

OPEN AREA STORAGE

18-34

18.3.5

TRUCK WASH

18-34

18.3.6

MINE DRY

18-34

18.3.7

CANTEEN

18-34

18.3.8

ASSAY LABORATORY

18-34

18.3.9

FUEL STORAGE AND DISTRIBUTION

18-34

18.3.10

POWER SUPPLY AND DISTRIBUTION

18-35

18.3.11

COMMUNICATIONS SYSTEMS

18-35

18.3.12

WASTE DISPOSAL

18-36

18.3.13

SITE ACCESS ROAD

18-36

18.4

ENVIRONMENTAL CONSIDERATIONS

18-36

18.5

TAXES

18-37

18.6

CAPITAL COST ESTIMATE

18-37

18.6.1

INTRODUCTION

18-37

18.6.2

PROJECT AREAS

18-38

18.6.3

ESTIMATE ORGANIZATION

18-40

18.6.4

SOURCES OF COSTING INFORMATION

18-41

18.6.5

QUANTITY DEVELOPMENT AND PRICING

18-41

18.6.6

ESTIMATE SCOPE AND BASIS BY AREA

18-44

18.6.7

ESTIMATE BASE CURRENCY

18-52

18.6.8

LABOUR COST DEVELOPMENT

18-52

18.6.9

PROJECT INDIRECTS

18-54

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.6.10

EXCLUSIONS

18-57

18.7

OPERATING COST ESTIMATE

18-58

18.7.1

MINE OPERATING COSTS

18-58

18.7.2

PROCESS OPERATING COST ESTIMATE

18-59

18.8

FINANCIAL ANALYSIS

18-61

18.8.1

INTRODUCTION

18-61

18.8.2

FINANCIAL EVALUATIONS

18-62

18.8.3

METAL PRICE SCENARIOS

18-64

18.8.4

PAYBACK

18-66

18.8.5

ROYALTIES

18-66

18.8.6

SENSITIVITY ANALYSIS

18-66

18.8.7

SMELTER TERMS

18-68

18.8.8

MARKETS AND CONTRACTS

18-68

19.0

CONCLUSIONS & RECOMMENDATIONS

19-1

19.1

GEOLOGY

19-1

19.1.1

CONCLUSIONS

19-1

19.1.2

RECOMMENDATIONS

19-2

19.2

MINING

19-3

19.2.1

CONCLUSIONS

19-3

19.2.2

RECOMMENDATIONS

19-3

19.3

PROCESS

19-4

20.0

REFERENCES

20-1

21.0

CERTIFICATES OF QUALIFIED PERSONS

21-1

SUPPORTING DOCUMENTS

1.0

DRAWINGS – PROCESS FLOW DIAGRAMS, LAYOUT DRAWINGS, AND ELECTRICAL DRAWINGS

2.0

EQUIPMENT LIST AND POWER LOAD LIST

3.0

DETAILED CAPITAL COST ESTIMATE

4.0

MINERAL RESOURCE EVALUATION

NOTE: THE “VALDECAñAS PROJECT – SCOPING STUDY SUPPORTING DOCUMENTS” ARE AVAILABLE UPON REQUEST AT THE OFFICES OF MINERA JUANICIPIO S.A. DE C.V. OR MAG SILVER CORP.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

LIST OF TABLES

Table 1.1

Valdecañas Mining Inventory at a US$42 NSR Cutoff

1-3

Table 1.2

Summary of Project Capital Costs

1-6

Table 1.3

Operating Cost Summary

1-7

Table 2.1

Summary of QPs

2-1

Table 4.1

Minera Juanicipio Property – Tenement Information

4-1

Table 7.1

Stratigraphy of the Fresnillo District

7-2

Table 9.1

Summary of Core Borehole Intersections – Juanicipio Vein

9-1

Table 9.2

Summary of Core Borehole Intersections – Main Valdecañas Vein (Vein 1)

9-2

Table 9.3

Summary of Core Borehole Intersections – Main Desprendido Vein (Vein 2)
and Encino Structure (Vein 5)

9-4

Table 11.1

Collar Summary of MAG Silver Core Boreholes Drilled on the Valdecañas Property (2003 to 2004)

11-1

Table 11.2

Summary of Fresnillo Core Boreholes Testing the Valdecañas Deposit
(2005 to 2008)

11-2

Table 11.3

Summary of Fresnillo Core Boreholes Testing Other Targets (2005 to
2008)

11-3

Table 14.1

Quality Control Data Produced by Fresnillo – 2006 to 2008

14-2

Table 15.1

Mineral Resource Statement* for Minera Saucito Project, Fresnillo,
Mexico – SRK Consulting (December 31, 2008)

15-1

Table 16.1

Sample Feed Assays

16-3

Table 16.2

Liberation and Species Association Data of the GC Sample

16-5

Table 16.3

Work Index Results Summary

16-6

Table 16.4

Metallurgical Balance General Composite

16-10

Table 16.5

Metallurgical Balance Section G – P80 64 µm

16-11

Table 16.6

Metallurgical Balance Section I+K – P80 49 µm

16-11

Table 16.7

Metallurgical Balance Section M – P80 59 µm

16-12

Table 16.8

Gravimetric Concentration Results

16-13

Table 16.9

Major Process Design Criteria

16-17

Table 17.1

Drilling Data Used for Resource Modelling and Estimation

17-2

Table 17.2

SG Measurement on Epithermal Vein Core Samples

17-3

Table 17.3

Capping Levels

17-4

Table 17.4

Uncut Composite Statistics

17-5

Table 17.5

Capped Composite Statistics

17-6

Table 17.6

Valdecañas Block Model Specifications

17-6

Table 17.7

Search Neighbourhood Parameters

17-7

Table 17.8

Audited Mineral Resource Statement – December 31, 2008

17-10

Table 17.9

Global Block Model Quantity and Grade Estimates* at Various Silver-
Equivalent Cutoff Grades

17-11

Table 17.10

Audited Mineral Resource Statement* by SRK, December 31, 2007

17-12

Table 18.1

NSR Calculation Parameters

18-1

Table 18.2

Valdecañas Mining Inventory at a US$42 NSR Cutoff

18-4

Table 18.3

Mine Production Schedule – Years 1 to 7

18-16

Table 18.4

Mine Production Schedule – Years 8 to 13

18-17

Table 18.5

Ore Production by Year – Years 1 to 7

18-19

Table 18.6

Ore Production by Year – Years 8 to 13 and Total for All Years

18-20

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18.7

Ventilation Air Requirements

18-20

Table 18.8

Underground Mobile Equipment List

18-27

Table 18.9

Technical and Supervisory Staff

18-28

Table 18.10

Hourly Labour

18-29

Table 18.11

Mining Pre-production Capital Cost Summary

18-31

Table 18.12

Summary of Project Capital Costs

18-38

Table 18.13

WBS for Project Areas

18-38

Table 18.14

Section Codes

18-40

Table 18.15

Foreign Exchange Rates

18-52

Table 18.16

Labour Rate Calculation (May 15, 2009)

18-53

Table 18.17

Allowances for Contingencies

18-56

Table 18.18

Operating Cost Summary

18-58

Table 18.19

Underground Mine Operating Cost Summary

18-59

Table 18.20

Process Operating Cost Summary

18-60

Table 18.21

G&A Operating Costs

18-61

Table 18.22

Summary of Pre-tax NPV, IRR, and Payback by Metal Price and
Discount Rate Scenario

18-64

Table 18.23

Summary of Pre-tax Metal Prices Scenarios

18-64

Table 18.24

Summary of Pre-tax NPV, IRR, and Payback by Silver Price and
Discounted Rate Scenarios

18-65

Table 18.25

Unit Silver Cost per Accountable Silver Net of By-product Metals

18-65

Table 19.1

Summary of Committed 2009 Exploration Program*

19-3

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

LIST OF FIGURES

Figure 4.1

Minera Juanicipio Property – Tenement Map

4-2

Figure 5.1

Typical Landscape in the Vicinity of the Valdecañas Project

5-2

Figure 7.1

Geology of the Minera Juanicipio Property

7-5

Figure 9.1

Valdecañas Drilling Pattern

9-5

Figure 9.2

Typical Vertical Section through the Valdecañas Silver-Gold Deposit,
Looking East*

9-6

Figure 9.3

Typical Texture of Valdecañas Vein Intersected by Borehole KD*

9-7

Figure 9.4

Valdecañas Vein Intersections

9-8

Figure 16.1

Grade vs. Recovery – Gold

16-7

Figure 16.2

Grade vs. Recovery – Silver

16-7

Figure 16.3

Grade vs. Recovery – Lead

16-8

Figure 16.4

Grade vs. Recovery – Zinc

16-8

Figure 16.5

Simplified Flowsheet

16-16

Figure 17.1

Valdecañas Modelled Vein Structures Looking East

17-4

Figure 17.2

Histogram of Vein Assay Sample Lengths – Veins 1, 2, and 5

17-5

Figure 17.3

Plan View of the Resource Classification & Reporting Boundaries*

17-8

Figure 17.4

Valdecanas Deposit Global Grade Tonnage Curve

17-11

Figure 18.1

Section through Avoca Longhole Stope

18-7

Figure 18.2

Longitudinal Section – Avoca Longhole Stope

18-8

Figure 18.3

MCF Stoping

18-9

Figure 18.4

Mine Access Development – Plan View

18-12

Figure 18.5

Mine Development and Stoping Design – Section View

18-13

Figure 18.6

Pre-tax Cash Flow

18-63

Figure 18.7

NPV Sensitivity Analysis

18-67

Figure 18.8

IRR Sensitivity Analysis

18-67

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

GLOSSARY

UNITS OF MEASURE

Above mean sea level amsl
Acre ac
Ampere A
Annum (year) a
Billion B
Billion tonnes Bt
Billion years ago Ga
British thermal unit BTU
Centimetre cm
Cubic centimetre cm3
Cubic feet per minute cfm
Cubic feet per second ft3/s
Cubic foot ft3
Cubic inch in3
Cubic metre m3
Cubic yard yd3
Coefficients of Variation CVs
Day d
Days per week d/wk
Days per year (annum) d/a
Dead weight tonnes DWT
Decibel adjusted dBa
Decibel dB
Degree °
Degrees Celsius °C
Diameter ø
Dollar (American) US$
Dollar (Canadian) Cdn$
Dry metric ton dmt
Foot ft
Gallon gal
Gallons per minute (US) gpm
Gigajoule GJ
Gigapascal GPa
Gigawatt GW
Gram g
Grams per litre g/L
Grams per tonne g/t

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Greater than >
Hectare (10,000 m2) ha
Hertz Hz
Horsepower hp
Hour h
Hours per day h/d
Hours per week h/wk
Hours per year h/a
Inch "
Kilo (thousand) k
Kilogram kg
Kilograms per cubic metre kg/m3
Kilograms per hour kg/h
Kilograms per square metre kg/m2
Kilometre km
Kilometres per hour km/h
Kilopascal kPa
Kilotonne kt
Kilovolt kV
Kilovolt-ampere kVA
Kilovolts kV
Kilowatt kW
Kilowatt hour kWh
Kilowatt hours per tonne (metric ton) kWh/t
Kilowatt hours per year kWh/a
Less than <
Litre L
Litres per minute L/m
Megabytes per second Mb/s
Megapascal MPa
Megavolt-ampere MVA
Megawatt MW
Metre m
Metres above sea level masl
Metres Baltic sea level mbsl
Metres per minute m/min
Metres per second m/s
Metric ton (tonne) t
Microns µm
Milligram mg
Milligrams per litre mg/L
Millilitre mL
Millimetre mm
Million M
Million bank cubic metres Mbm[3]
Million bank cubic metres per annum Mbm3/a

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Million tonnes Mt
Minute (plane angle) '
Minute (time) min
Month mo
Ounce oz
Pascal Pa
Centipoise mPa∙s
Parts per million ppm
Parts per billion ppb
Percent %
Pound(s) lb
Pounds per square inch psi
Revolutions per minute rpm
Second (plane angle) "
Second (time) s
Specific gravity SG
Square centimetre cm2
Square foot ft2
Square inch in2
Square kilometre km2
Square metre m2
Thousand tonnes kt
Three Dimensional 3D
Three Dimensional Model 3DM
Tonne (1,000 kg) t
Tonnes per day t/d
Tonnes per hour t/h
Tonnes per year t/a
Tonnes seconds per hour metre cubed ts/hm3
Volt V
Week wk
Weight/weight w/w
Wet metric ton wmt
Year (annum) a

ABBREVIATIONS AND ACRONYMS

abrasion-resistant AR
ACME Analytical Laboratory Ltd. ACME
ammonium nitrate and fuel oil ANFO
BSI Inspectorate BSI
Canadian Institute of Mining, Metallurgy, and Petroleum CIM
capital cost estimate CAPEX
Caracle Creek International Consulting Inc. CCIC
Centro de Investigacion y Desarrollo Technologio CIDT
Energy & Metals Consensus Forecasts EMCF

xi

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

free board marine FOB
free carrier FCA
Fresnillo plc Fresnillo
general and administrative G&A
general composite GC
inductively coupled plasma atomic emission spectroscopy ICP-AES
Industrias Peñoles S.A. de C.V. Peñoles
input/output I/O
internal rate of return IRR
International Plasma Labs IPL
Joint Ore Reserves Committee JORC
load-haul-dump LHD
London Metal Exchange LME
MAG Silver Corp. MAG Silver
mechanized cut-and-fill MCF
Minera Juanicipio S.A. de C.V. Minera Juanicipio
Minera Lagartos S.A. de C.V. Minera Lagartos
Minera Sunshine de Mexico Minera Sunshine
motor control centres MCCs
National Instrument 43-101 NI 43-101
net present value NPV
net smelter return NSR
non-electric NONEL
Petroleos Mexicanos PEMEX
programmable logic controller PLC
qualified person QP
run-of-mine ROM
semi-autogenous grinding SAG
specific gravity SG
SRK Consulting (Canada) Inc. SRK
work breakdown structure WBS

xii

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

1.0

SUMMARY

Supporting documentation to supplement this study has been compiled in a report entitled “Valdecañas Project Scoping Study Supporting Documents”.

1.1

INTRODUCTION

The Valdecañas Project is a resource delineation stage precious metal exploration project located in the world class silver district of Fresnillo, Zacatecas, Mexico.  The property is owned by Minera Juanicipio S.A. de C.V. (Minera Juanicipio), a joint venture between Fresnillo plc (Fresnillo) (56%) and MAG Silver Corp. (MAG Silver) (44%).  The project contains the Valdecañas silver-gold-lead-zinc deposit, located approximately 10 km southwest of the town of Fresnillo.

In April 2008, Fresnillo disclosed an initial mineral resource estimate for the Valdecañas silver-gold-lead-zinc deposit that is supported by a technical report prepared by SRK Consulting (Canada) Inc. (SRK) for MAG Silver in June 2008.

This technical report documents a second mineral resource evaluation for the Valdecañas deposit incorporating new drilling information completed during 2008.  The resource model prepared by Fresnillo (project operator) was audited by SRK to ensure compliance with generally accepted Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.  This technical report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 (NI 43-101) and Form 43-101F1.

1.2

PROPERTY DESCRIPTION AND AGREEMENTS

The Valdecañas Project comprises one irregular tenement covering an area of 7,879.21 ha.  On December 21, 2007, Peñoles (assigned later to Fresnillo) and MAG Silver announced the formation of Minera Juanicipio, a new company incorporated in Mexico to operate the Juanicipio joint venture.  It is held 56% by Fresnillo and 44% by MAG Silver with each company funding activities on a pro rata basis.  Fresnillo remains the operator of the project.

1.3

LOCATION, ACCESS, AND PHYSIOGRAPHY

The Valdecañas Project is located in the western part of the prolific Fresnillo silver district.  The property is easily accessible from Fresnillo via paved and gravel roads.

1-1

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The project occurs within the northeastern portion of the Sierra Valdecañas mountain range where the terrain is generally rugged with canyons, mesas, and moderate to steep mountain slopes.  On the property, the mountain range varies in elevation from 2300 masl to 2900 masl.  This region of Mexico is characterized by a warm and arid climate.  Precipitation is less than 1,000 mm annually.  Vegetation is fairly sparse with grasses, cacti, and small thorny shrubs.  Exploration work can be carried out year-round.

1.4

HISTORY

The Fresnillo district has a long mining history dating back to the Spanish colonization of the Americas.  In the wake of the discovery of the San Carlos vein system in Fresnillo, Industrias Peñoles S.A. de C.V. (Peñoles) apparently drilled a few boreholes near the northeast corner of the Valdecañas property.

Regional mapping and ground geophysical surveys were completed by Minera Sunshine de Mexico (Minera Sunshine) during the 1990s.  Minera Lagartos S.A. de C.V. (Minera Lagartos) acquired the property in July 2002 and in August MAG Silver purchased 98% of Minera Lagartos.  In 2003 and 2004, MAG Silver drilled nine core holes on the property, including the Juanicipio and Valdecanas veins discovery holes.  The property was optioned to Peñoles in August 2005.  Under the Peñoles option, the high grade gold and silver segment of the Valdecañas vein structure was discovered during 2005.  Between 2005 and the end of 2008, Fresnillo drilled 59 core boreholes (49,250 m) on the Valdecañas Project.

1.5

REGIONAL AND LOCAL GEOLOGY

The geology of the Fresnillo district is characterized by Tertiary felsic volcanic rock, which overlies deformed Cretaceous marine sedimentary and volcanic rock.  The deformed rocks consist of a thick sequence of Cretaceous to Jurassic immature sandstone, carbonaceous and calcareous shale, green andesitic and felsic flow breccia and pillow lava, marls, and limestone.  Northwest to southeast deep regional structural zones host several epithermal, limestone replacement, and skarn deposits.  The silver-gold-lead-zinc epithermal mineralization in the district formed from a large magma-related hydrothermal system.

1.6

MINING

Resource tonnages and grades were derived from a geological block model provided by SRK.  The orebody is polymetallic with the most significant metals being silver, gold, lead, and zinc.  The metallurgical and smelter recoveries, assumed treatment terms, and metal prices of US$681/oz of gold, US$10.59/oz of silver, US$0.56/lb of lead, and US$0.80/lb of zinc were used in the net smelter return (NSR) calculation (see Section 18.1.1 for details).

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

A cutoff grade of US$42/t NSR was selected based on the initial onsite operating cost, which was used in the stope design for the 2,000 t/d option.  Two mining methods were selected based on orebody geometry and geotechnical conditions:

•

the Avoca method would be a suitable for vein zones with dip angles >55°

•

mechanized cut-and-fill (MCF) for areas with dip angles <55°.

A minimum design mining width was assumed at 2 m for the Avoca method and 3 m for the MCF method.

An average mining dilution of 23% was estimated for Avoca and 17% for MCF stopes including 5% dilution at zero grade from the backfill, which was assumed for both mining methods.

A recovery factor of 95% of the stope tonnage was assumed for the Avoca method and 90% for the MCF method.

Table 1.1 provides the Valdecañas deposit mining inventory after applying the mining and economic parameters to the block model.  It is based on 25% of indicated resources and 75% of inferred resources available for mining.

Table 1.1

Valdecañas Mining Inventory at a US$42 NSR Cutoff

Resources	Mining Method	Dilution Recovery	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	NSR (US$/t)
Indicated
In-Situ	Avoca		1,143,927	765	2.32	2.89	4.17	258.88
	MCF		920,494	877	1.81	2.41	4.72	275.86
	Sub-total		2,064,421	815	2.09	2.67	4.42	266.45
Diluted	Avoca	23%	1,384,522	632	1.92	2.39	3.45	213.89
	MCF	17%	1,074,566	752	1.55	2.06	4.04	236.30
	Sub-total		2,459,088	685	1.76	2.25	3.71	223.68
Recovered	Avoca	95%	1,315,296	632	1.92	2.39	3.45	213.89
	MCF	90%	967,109	752	1.55	2.06	4.04	236.30
Total Indicated			2,282,405	683	1.76	2.25	3.70	223.39
Inferred
In-Situ	Avoca		1,981,626	764	2.23	2.59	3.64	249.80
	MCF		4,232,810	565	1.57	2.22	3.79	196.10
	Sub-total		6,214,436	628	1.78	2.34	3.74	213.22
Diluted	Avoca	23%	2,459,165	615	1.80	2.09	2.94	201.29
	MCF	17%	4,952,150	483	1.34	1.90	3.24	167.62
	Sub-total		7,411,315	527	1.49	1.96	3.14	178.79
Recovered	Avoca	95%	2,336,207	615	1.80	2.09	2.94	201.29
	MCF	90%	4,456,935	483	1.34	1.90	3.24	167.62
Total Inferred			6,793,142	529	1.50	1.97	3.13	179.20

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The average thickness of zones suitable for the Avoca method was estimated to be 7.2 m with an average dip angle of 62.5°.  The average width of MCF stopes was estimated to be 4.75 m with an average dip angle of 49.5°.

The mine will operate 6 d/wk (312 d/a) at a production rate of 2,350 t/d to support the mill operation at 2,000 t/d, 7 d/wk, 365 d/a.

Mine life was estimated at 12.6 years, not including the 3.5 years of pre-production.

A trade-off study was undertaken to examine the best method for access to and haulage from the mine, namely by shaft or by ramp.  Ramp access was selected as a better economical option for the project.

The ramp will provide access to the mine, permitting entry of the miners, equipment, supplies, electric power, intake ventilation air, as well as haulage of the ore and waste.

A fresh air raise will be raisebored from the surface and driven between sublevels on the northern end of the orebody to supply underground workings with the required amount of air.  An exhaust air raise will be located at the southern side of the orebody.

A backfill pass will be centrally located to transfer rock backfill material to Avoca sublevels.  Cut and fill mining will be backfilled with free draining hydraulic backfill delivered through pipeline from the process plant.

It was assumed that Canadian/American contractors will provide mine access development during the pre-production period.  Development cycle times were estimated for each development heading.  Based on North American contractor practices, the advance rate in the main decline development was assumed to be approximately 150 m per month per single heading.  All underground pre-production development was costed according to North American contractor rates.

The vertical and inclined development of ventilation raises, as well as the backfill passes, was assumed to be completed by the raiseboring crew.

The total pre-production development period was estimated to be 3.5 years.

The initial capital cost was estimated at a ±35% level of accuracy; it included pre-production development costs and purchasing of the equipment fleet prior to production.

A total mine pre-production capital cost was estimated at US$65,260,035.

The production schedule was prepared based on a mix of 41% Avoca and 59% MCF stoping, which roughly represents the distribution of resources in each mining method.  Equipment fleets and personnel for each mining method should be kept stable during operation of the mine.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

A total average mining operating cost of US$20.46 was estimated from first principles for each cost category including non-capitalized development, production stoping, haulage, maintenance, mine services, and labour.

1.7

MINERAL PROCESSING AND METALLURGICAL TESTING

The Valdecañas Project process plant was designed to treat sulphide ores mined from underground at a rate of 730,000 t/a (2,000 t/d) for 365 d/a.  The plant design is based on metallurgical testwork performed by Centro de Investigacion y Desarrollo Technologio (CIDT), and as requested by Minera Juanicipio.  The testwork results showed that saleable lead and zinc concentrates could be produced using conventional comminution and flotation processes.

The feed to the process plant will contain sulphide minerals composed of lead, zinc, silver, and minor copper, along with gold in the form of electrum.  Lead and zinc are present as galena and sphalerite, respectively.  The principals of the silver species are pyrargyrite, argentite, and aguilarite.  The majority of the silver is recovered with the galena.  Arsenic and antimony are present in minor quantities, which may be associated with the silver bearing sulphosalts.  Gold is present as electrum and is recovered with the silver.  Copper occurs predominantly as chalcopyrite.  The lead concentrate will contain an associated valuable metal content of gold and silver, while the silver and gold present in the zinc concentrate will also increase the economic value of this product.

The unit processes selected for treating the Valdecañas ore will include a crushing stage and comminution process, followed by a two-step flotation process to upgrade lead and zinc to saleable concentrate grades.  Each concentrate will be thickened and filtered, and will be stored in its corresponding stockpile for subsequent shipping to smelters.

The final flotation tailings will be deposited as thickened slurry in a tailings impoundment facility.  Process water will be recycled from the concentrate and tailings thickener overflows as well as from the tailings impoundment facility.  Fresh water will be used for gland service, reagent preparation, and as required for process water make-up.

The overall predicted feed to the plant is planned to have a nominal head grade of 3.80% Pb, 4.15% Zn, 1,217 g/t Ag and 2.67 g/t Au.  The metal recoveries were estimated to be as follows:

•

lead recovery of 95.6% with a grade of 43.2% Pb

•

zinc recovery of 77.8% with a grade of 47.9% Zn

•

silver recovery of 86.8% with a grade of 12,585 g/t Ag in the lead concentrate

•

silver recovery of 4.6% with a grade of 832 g/t Ag in the zinc concentrate

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

gold recovery of 72.0% with a grade of 22.9 g/t Au in the lead concentrate

•

gold recovery of 7.6% with a grade of 3.0 g/t Au in the zinc concentrate.

1.8

CAPITAL COST ESTIMATE

The Valdecañas Project Scoping Study capital cost estimate (CAPEX) was developed to an accuracy of ±35%.  The CAPEX consists of four main parts: direct costs, indirect costs, contingency, and Owner’s costs.  Currencies are expressed in US dollars.

As of May 2009, the CAPEX for the project is US$216,982,564.  The estimate is subject to qualifications, assumptions, and exclusions, as detailed in this report.

The Valdecañas Project capital cost summary is provided in Table 1.2.  The detailed CAPEX is available in Section 3.0 of this report’s supporting documentation.

Table 1.2

Summary of Project Capital Costs

Area	Cost (US$)
Direct Works
A – Overall Site	14,349,870
B – Mining	65,260,035
C – Crushing	3,990,204
D – Coarse Ore Stockpile and Reclaim	4,397,502
E – Process	36,198,108
F – Tailings and Water Management	7,450,037
G – Site Services and Utilities	2,559,031
J – Ancillary Buildings (Mine Site)	4,335,947
K – Plant Mobile Fleet	2,317,590
M – Temporary Services (Mine Site)	4,080,500
Direct Works Subtotal	144,938,825
Indirects
X – Project Indirects	40,106,961
Y – Owner’s Costs	9,580,778
Z – Contingencies	22,356,000
Indirects Subtotal	72,043,739
Total Project CAPEX	US$216,982,564

1.9

OPERATING COST ESTIMATE

The operating cost estimate for the project is estimated at US$42.28/t milled as shown in Table 1.3.  The estimate is based on average annual production of

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

730,000 t milled.  The estimate includes mine, mill, general and administrative (G&A), and site services.

Currencies are expressed in US dollars.  All costs in this section are stated in Q2 2009.

Table 1.3

Operating Cost Summary

Description	Annual Cost (US$)	Unit Cost (US$/t milled)
Mining Costs	14,935,800	20.46
Process Costs	12,164,986	16.66
G&A	3,535,200	4.84
Site Services	226,300	0.31
Total	30,862,286	42.28

1.10

FINANCIAL ANALYSIS

An economic evaluation of the Valdecañas Project was prepared by Wardrop based on a pre-tax financial model.  Currencies are expressed in US dollars.  For the 12.6-year mine life and the 9.1 Mt resource, the following pre-tax financial parameters were calculated:

•

38.5% internal rate of return (IRR)

•

2.6 years payback on US$217 M capital

•

US$671.4 M net present value (NPV) at a 5% discount value.

The base case prices employed in the analysis were as follows:

•

silver – US$10.59/oz

•

zinc – US$0.80/lb

•

lead – US$0.56/oz

•

gold – US$681/oz.

Sensitivity analyses were carried out to evaluate the project economics on the base case pre-tax model.

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2.0

INTRODUCTION

This NI 43-101 compliant report has been prepared by Wardrop based on work by SRK, an independent consultant.

In accordance with the NI 43-101 guidelines, Hassan Ghaffari (P.Eng.), Byron Stewart (P.Eng.), and John Robertson visited the site on behalf of Wardrop on March 9, 2009.

A summary of the qualified persons (QPs) responsible for each section of this report is detailed in .

Certificates of QPs are included in Section 21.0.

Table 2.1

Summary of QPs

Report Section	Company	QP
1.0 – Summary	Wardrop	Hassan Ghaffari
2.0 – Introduction	Wardrop	Hassan Ghaffari
3.0 – Reliance on Other Experts	Wardrop	Hassan Ghaffari
4.0 – Property Description and Location	SRK	Jean-François Couture
5.0 – Accessibility, Climate, Local Resources, Infrastructure and Physiography	SRK	Jean-François Couture
6.0 – History	SRK	Jean-François Couture
7.0 – Geological Setting	SRK	Jean-François Couture
8.0 – Deposit Types	SRK	Jean-François Couture
9.0 – Mineralization	SRK	Jean-François Couture
10.0 – Exploration	SRK	Jean-François Couture
11.0 – Drilling	SRK	Jean-François Couture
12.0 – Sampling Method	SRK	Jean-François Couture
13.0 – Sample Preparation, Analysis and Security	SRK	Jean-François Couture
14.0 – Data Verification	SRK	Jean-François Couture
15.0 – Adjacent Properties	SRK	Jean-François Couture
16.0 – Mineral Processing and Metallurgical Testing	Wardrop	Hassan Ghaffari
17.0 – Mineral Resource Estimate	SRK	Jean-François Couture
18.0 – Other Relevant Data and Information
18.1: Mining Operations	Wardrop	Byron Stewart
18.2: Process Plant	Wardrop	Hassan Ghaffari
18.3: Infrastructure	Wardrop	Hassan Ghaffari
18.4: Environmental Considerations	Minera Juanicipio	n/a
18.5: Taxes	Minera Juanicipio	n/a
18.6: Capital Cost Estimate	Wardrop	Hassan Ghaffari
18.7: Operating Cost Estimate	Wardrop	Hassan Ghaffari
18.8: Financial Analysis	Wardrop	Hassan Ghaffari
19.0 –Conclusions and Recommendations	All	n/a
20.0 – References	All	n/a
21.0 – QP Certificates	All	n/a

2.1

SCOPE OF WORK

The scope of work presented in this Technical Report, as defined in Wardrop’s proposal dated February 25, 2009, follows NI 43-101 guidelines, and consists of the following:

•

geological review

•

mine engineering:

q

conceptual design of an underground mine

q

prepare preliminary production schedule and production capital development costs

•

metallurgical and mineral processing:

q

review of metallurgical testwork

q

prepare process design criteria

q

prepare process flowsheets

q

prepare a mass and water balance

•

project infrastructure:

q

prepare conceptual general arrangements of the process plant and associated infrastructure

•

project economics:

q

prepare a capital cost estimate of the facilities

q

prepare an operating cost estimate

q

prepare a financial analysis.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

3.0

RELIANCE ON OTHER EXPERTS

Technical data provided by Minera Juanicipio for use by Wardrop in this report is the result of work conducted, supervised, and/or verified by Minera Juanicipio professional staff or their consultants.  Wardrop provides no guarantees or warranties with respect to the reliability or accuracy of information provided by third-parties.

As outlined in Section 2.0, this Technical Report has been completed by independent consulting companies.  Certificates of QPs are included in Section 21.0.

SRK’s opinion contained herein (effective December 31, 2008) is based on information provided to SRK by Minera Juanicipio and Fresnillo throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing.  Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.  Consequently, actual results may be significantly more or less favourable.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

4.0

PROPERTY DESCRIPTION AND LOCATION

The Valdecañas Project is located in the Sierra Valdecañas range within the State of Zacatecas in Mexico.  It lies approximately 70 km northwest of Zacatecas, the state capital, and 8 km west of the mining city of Fresnillo ().  The project is approximately centred on UTM coordinates (North American Datum 1927, Zone 13 for Mexico) 2,555,000 m North and 709,000 m East (102°58’ longitude west and 23°6’ latitude north).

4.1

LAND TENURE

The Valdecañas property is comprised of one mining concession named Juanicipio I covering an area of approximately 7,879.21 ha ( and ).

Table 4.1

Minera Juanicipio Property – Tenement Information

Concession	Issued Date	Expiry Date	Area (ha)	Title No.	Owners
Juanicipio I	Dec. 13, 2005	Dec. 12, 2055	7,879.21	Tx 226339	Minera Juanicipio

Originally granted in 1999, various companies held the ground before Minera Lagartos optioned the concession in July 2002.

MAG Silver entered into an arms’ length agreement dated August 8, 2002 (the Lagartos Agreement) with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw, and Dr. Carl Kuehn pursuant to which MAG Silver agreed to acquire 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos.

In 2005, MAG Silver entered into a joint venture agreement with Peñoles whereby Peñoles could earn 56% interest in the property by essentially completing a US$5 M exploration program and purchasing US$1 M in MAG Silver shares.  Following the reorganization of Peñoles, the silver assets were assigned to wholly owned subsidiary Fresnillo during 2007.

On December 21, 2007, Fresnillo (still named Peñoles at the time) and MAG Silver announced the formation of a new company incorporated in Mexico to operate the Minera Juanicipio joint venture.  Minera Juanicipio is held 56% by Fresnillo and 44% by MAG Silver with each company funding activities on a pro rata basis.  Fresnillo remains the operator of the project.

Figure 4.1

Minera Juanicipio Property – Tenement Map

102°59'
102°57'
102°55'
102°53'
23°09'
23°07'
23°05'
23°03'
23°01'
Fresnillo
San Carlos II
San Carlos
Aranzazu Exp
El Fierro
Manganeso
La Milagrosa
Proaño Mine
Valdecañas
Santa Natalia
El Retaque
Juanicipio
Jarillas
Mezquite
Saucito
Juanicipio I
Reyna I
Reyna IV
PRESA DE LINARES
CONCEPCION RIVERA
PIEDRAS
LA LUZ
PURISIMA DEL MAGUEY
SRK Consulting
Engineers and Scientists
Minera Juanicipio Sa de C.V.
Juanicipio Tenure Map
Scale: 1:100000
Projection: UTM Zone 13 (NAD 27 for MEXICO)
Author: JF Couture
Drawing: JF Couture
Date: 18/04/2009
0
1.5
3 km

Following an initial public offering and listing on the London Stock Exchange by Fresnillo in April 2008, Peñoles retains a 77% interest in Fresnillo.  The mineral resources reported herein occur within the Valdecañas property.  The Valdecañas vein structures extend beyond the Valdecañas property onto the adjacent Reyna I property, wholly owned by Fresnillo.  The mineral resource statement presented herein excludes the mineral resources located outside the Valdecañas property ().

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5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Valdecañas property is located in the western part of the prolific Fresnillo silver district, approximately 8 km west-southwest of the mining town of Fresnillo (Figure 5.1).  The area is easily accessible from Fresnillo via paved and gravel roads.

The climate is warm and arid with an average temperature of 21°C with seasonal variations between 0°C and 40°C.  Precipitation is less than 1,000 mm annually; thus, surface water is scarce, though ground water is easily available for drilling purposes.  Vegetation is fairly sparse with grasses, cacti, and small thorny shrubs.

Fresnillo has a population of approximately 110,000 people.  The town offers supplies, services, and a workforce experienced in the mining industry.  Joint venture partner and project operator Fresnillo owns and operates the world class Proaño Mine in Fresnillo.  Also, the state capital Zacatecas (population ~130,000) 70 km to the southeast offers mining support and an international airport.  Both towns are serviced by rail.

The project lies within the Mexican Altiplano region flanked by mountain ranges to the west and east, the Sierra Madre Occidental and the Sierra Madre Oriental respectively.  Median elevations in the Altiplano are approximately 1700 masl with local mountainous areas reaching 3000 m.  More specifically, the project lies within the northeastern portion of the Sierra Valdecañas mountain range where the terrain is generally rugged with canyons, mesas, and moderate to steep mountain slopes.  On the property, the mountain range varies in elevation from 2300 masl to 2900 masl.

Exploration work can be carried out year-round.

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Figure 5.1

Typical Landscape in the Vicinity of the Valdecañas Project

(A) View Looking North at the Town of Fresnillo from the Valdecañas Deposit Area

(B) View Looking Northwest to the Valdecañas Area from the Jarilla Drilling Sites

(C) and (D) Typical Landscape in the Vicinity of the Valdecañas Deposit

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6.0

HISTORY

The Juanicipio I concession was originally staked in 1998, although prior prospecting on the property certainly took place due to its proximity to the mining activity occurring in Fresnillo since the sixteenth century.  Peñoles apparently drilled several holes near the northeastern corner of the property between 1997 and 2001 to evaluate the area following the discovery of the San Carlos Vein (Wetherup, 2006).

The Juanicipio I concession was originally under Juan Antonio Rosales’ name and covered an area of approximately 28,000 ha.  The same year, Ing. Martin Sutti procured the tenement and optioned it to Minera Sunshine.  They completed a program of property-wide 1:50,000 scale geological mapping, magnetotelluric geophysical surveying, and geochemistry targeting Fresnillo-style silver mineralization.  Four areas were identified as having good exploration potential (Minera Sunshine exploration work summarized from Megaw and Ramirez, 2001).  The most prospective of these areas was located in the northeastern corner of the property.  Drilling permits were acquired but Minera Sunshine could not raise capital to implement the drill program.  The property was relinquished to Ing. Martin Sutti.

Minera Lagartos optioned the concession in July 2002.  MAG Silver, formerly Mega Capital Investments Inc., subsequently purchased 98% of Minera Lagartos in August 2002.  At this point, MAG Silver reduced the size of the property to its current 7,879 ha, acquired the drilling permits, and drilled 9 core boreholes (7,595 m), including the Juanicipio and Valdecanas veins discovery holes, between 2003 and 2004 before signing the joint venture agreement with Peñoles (now Fresnillo) in 2005.

The discovery of the high grade segment of the Valdecañas vein occurred late in 2005 with boreholes 13 and 16.  The discovery built up on MAG Silver’s initial success and arose from the direct application of Peñoles district knowledge and expertise and the recognition, by Fresnillo, that the MAG Silver boreholes missed the bonanza grade zone above the fossil boiling zone.

Between 2005 and 2007, Fresnillo drilled 32 core boreholes (25,686 m) to delineate the Valdecañas silver-gold-lead-zinc deposit and prepared an initial mineral resource evaluation.

In 2008, Minera Juanicipio completed 25 boreholes (20,932 m) to support the second mineral resource evaluation presented in this report.

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7.0

GEOLOGICAL SETTING

The following discussions regarding the geology of the Fresnillo district were extracted from Wetherup, 2006.

7.1

REGIONAL GEOLOGY

The Valdecañas property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges.  Basement rock underlying the western Altiplano comprises an assemblage of late Palaeozoic to Mesozoic marine sedimentary and submarine volcanic rock belonging to the Guerrero Terrane (Simmons, 1991) and obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic.  The rock sequence was overlain by Jurassic and Cretaceous epi-continental marine and volcanic arc rock that, in the Fresnillo area, is represented by the Proaño and Chilitos Formations (Simmons, 1991; Wendt, 2002).  The area underwent the late Cretaceous to early Tertiary Laramide Orogeny that was followed by the emplacement of mid-Tertiary plutons and related dikes and stocks (Ruvalcaba-Ruiz and Thompson, 1988).  Mesozoic marine rocks are host to the San Nicolas volcanogenic sulphide and Francisco I Madero sedimentary exhalative deposits (Wendt, 2002).

The Mesozoic basement rocks in the western Altiplano are units capped, unconformably, by late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc.  These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone, (Lower Volcanic Complex) and a caldera related, rhyolite ash-flow tuff and flow (Upper Volcanic Complex).  Eocene to Oligocene felsic rocks intrude the Altiplano and are related to the later felsic volcanic event.  Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

A late northeast-southwest extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting about 35 million years ago.  This extension was most intense during the Miocene and developed much of the basin and range topography characterizing this area.  Subsequent erosion of the ranges has covered most of the basins/valleys, where Fresnillo is located, with extensive calcrete cemented alluvium material.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The Fresnillo district’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group (Table 7.1).  The Proaño Group is broken into two formations (Ruvalcaba-Ruiz and Thompson, 1988):

•

the “lower greywacke” Valdecañas Formation comprised of thinly bedded greywacke and shale

•

the “upper greywacke” Plateros Formation comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units.

The stratigraphic position of the over-lying Cerro Gordo and Fortuna limestone and the Chilitos volcanic and volcaniclastic units in the Fresnillo district is uncertain owing possibly to Laramide thrust faulting.  Regionally, the Cerro Gordo and Fortuna Limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks (Megaw and Ramirez, 2001).  In which case, the Chilitos Formation volcanic and volcaniclastic rocks are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, possibly correlative to the base of the Lower Volcanic Complex of the Sierra Madre volcanic arc.

The Chilitos Formation is overlain by Tertiary volcanic rocks, the Fresnillo Formation conglomerate, welded rhyolitic ash-flow tuff and flow domes, younger conglomerate, rhyolitic ash-flow tuff, and finally upper Tertiary olivine basalt flows.

In the Fresnillo Mine area, a mid-Tertiary quartz-monzonite stock/dyke (about 32.4 million years) intrudes the volcano-sedimentary stratigraphy and is associated with silver-lead-zinc skarn and argillic alteration.

Table 7.1

Stratigraphy of the Fresnillo District

Period	Age	Group Name	Formation	Local Name	Thickness	Rock Type	Assoc. Min/Alt*
Cenozoic	Quaternary				1 to 250 m	Alluvium	None
	Miocene-Pliocene			Basalt	100 m	Olivine basalt	None
	Eocene-Miocene			Altamira Volcanics	400 m	Conglomerate, welded rhyolite ash-flow tuff,	None
	Eocene			Quartz monzonite	-	Quartz-monzonite	Ag-Pb-Zn skarn
	Paleocene-Eocene		Fresnillo	Linares Volcanics	400 m	Conglomerate, welded rhyolite ash-flow tuff, flow domes, volcano-arenite	Veins, advanced argillic alt., silicification
table continues…

7-2

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Period	Age	Group Name	Formation	Local Name	Thickness	Rock Type	Assoc. Min/Alt*
Cretaceous	Late		Cuestra del Cura	Cerro Gordo	300 m	Limestone	Replacement and veins
				Fortuna	300 m	Limestone	Replacement and veins
	Early	Proaño	Plateros	Upper Greywacke	250 m	Calcareous greywacke and shale	Veins
				Calcareous shale	50 m	Calcareous shale	Veins and replacement
			Valdecañas	Lower Greywacke	700 m	Greywacke	Veins

* Associated Mineralization and Alteration
Note: modified after Ruvalcaba-Ruiz et al., 1988; Wendt, 2002.

7.2

PROPERTY GEOLOGY

Geological mapping on the Valdecañas property was initially conducted by IMDEX Inc./Minera Cascabel S.A. de C.V. on behalf of Minera Sunshine from 1999 to 2001.  The property was subsequently mapped by Peñoles exploration personnel.  The property geology described below is summarized from Peñoles work (Figure 7.1).

7.2.1

MESOZOIC ROCKS

The oldest rocks observed in the Valdecañas area are fragments of greywacke in dumps on the Cerro Colorado area south of the property and presumably belong to the Proaño Group.  Otherwise, the oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation at the base of Linares Canyon.  They are highly deformed and sheared with local boudinage and dip shallowly to moderately northeast.

The Chilitos Formation’s upper contact is an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks.  Drilling in 2002 and 2003 intersected significant sections of the Chilitos and Proaño Formations, including polymictic intermediate volcanic breccias with exhalite layers.

7.2.2

TERTIARY IGNEOUS ROCKS

Tertiary igneous rocks are divided into two units: the Linares and Altamira volcanic assemblages, which are separated by an unconformity.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

LINARES VOLCANIC PACKAGE

The lower volcanic assemblage is informally named the Linares volcanic package by Megaw and Ramirez (2001).  It consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccias, and rhyolite flow domes.  The basal unit is composed of 5 to 20 m of epiclastic volcano-arenites and arkoses overlain by 20 to 100 m of variably welded, rhyolite to dacite, composite ash-flow tuff that appears to be similar to Fresnillo Formation volcanic rocks and may be correlative (Megaw and Ramirez, 2001).  This unit generally hosts the intense silicification “sinter”, advanced argillic alteration (kaolinite-alunite), and iron-oxide alteration found on the Valdecañas property.  Textural variation and LandSat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas range.

Overlying the ash-flows is a well bedded volcano-arenite layer and then 100 to 150 m of welded ash-flow tuff that are less silicified than the lower unit.  Locally, several rhyolite domes occur between Linares canyon and the Cesantoni Kaolinite Mine.

The Linares volcanic rocks are offset by south-southeast-trending faults dipping shallowly to moderately to the southwest.  Silica alteration appears to post date faulting as the faults do not appear to cut or displace silica-altered units (Megaw and Ramirez, 2001).

7-4

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 7.1

Geology of the Minera Juanicipio Property

102°59'
102°57'
102°55'
102°53'
23°09'
23°07'
23°05'
23°03'
23°01'
San Carlos II
San Carlos
Aranzazu Exp
Fresnillo
BELENA
PRESA DE LINARES
El Fierro
El Retaque
Proaño Mine
Valdecañas
Santa Natalia
Juanicipio
Jarillas
CONCEPCION RIVERA
Madrono
Mezquite
Saucito
Juanicipio I
Reyna I
PIEDRAS
Reyna IV
LA LUZ
PURISIMA DEL MAGUEY
Epithermal Veins
QCV
TRT
KVS
TTR
QAL
KLAC
KCL
JSP
BA
AA
TV
IGICM
TRP
TLT
M. Juanicipio Tenement
Fresnillo plc Tenements
SRK Consulting
Engineers and Scientists
Minera Juanicipio Sa de C.V.
Geology of the Juanicipio Project
Scale: 1:100000
Projection: UTM Zone 13 (NAD 27 for MEXICO)
Author: JF Couture
Drawing: JF Couture
Date: 18/04/2009
0
1.5
3 km

ALTAMIRA VOLCANIC PACKAGE

Megaw and Ramirez (2001) also describe and informally name the Altamira volcanic package after the tallest peak in the area (Cerro Altamira) where the thickest section of these volcanic rocks outcrop.

7-5

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

These volcanic rocks overlie the Linares volcanic package across an angular unconformity overlain by a 20 to 50 m thick layer of well bedded conglomerate and coarse volcano-arenite.  Some fragments of silicified Linares volcanic rocks occur within the conglomerate.  Overlying these clastic rocks is a 20 to 350 m thick section of welded rhyolite to rhyodacite ash-flow tuff.  Several caldera complexes have been identified within this package.  As this unit is post-alteration and presumably post-mineralization and does not appear to contain any alteration it is of little economic interest.

7.2.3

UPPER TERTIARY ROCKS

These rocks are composed of olivine basalt flows that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks on the property.

7.2.4

STRUCTURAL GEOLOGY

Satellite imagery suggests that the Sierra Valdecañas range is a topographically high block that is bounded by several major orthogonal northeast and northwest structures.  The most notable of these structures is the Fresnillo strike-slip Fault and its parallel San Acacio-Zacatecas Fault located to the east of the property.  The San Acacio-Zacatecas structure may traverse the northeast corner of the property and coincides with much of the silica alteration that occurs in this area.

On the Valdecañas property the dominant structural features include north-trending structures, steeply dipping faults trending 290° to 310°, and north-trending structures are steeply dipping normal faults.  The west-northeast trending structures dip steeply to moderately and are most important because they are associated with silica and advanced argillic alteration and may represent the main hydrothermal fluid pathways.

7-6

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

8.0

DEPOSIT TYPES

The Fresnillo district is a world-class silver mining district located in the centre of the 800 km Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca, and Taxco.  Fresnillo owns and operates the Proaño silver mine, which has been in production since 1550.  Since 1921, the district has produced more than 730 million ounces of silver at an average grade of 405 g/t silver with substantial gold, lead, and zinc credits.  According to the Silver Institute (http://www.silverinstitute.org), the Proaño Mine produced 33.5 million ounces of silver in 2007, ranking second in the world.

The deposits in the district consist of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping west to WNW-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin.

The veins are laterally very extensive and although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to 200 to 400 m of elevation corresponding to the boiling zone of the fossil hydrothermal system.  Metal distributions show a sub-horizontal zoning with base metal abundance increasing with depth.  The main veins have been mined continuously over lateral distances exceeding 1 km.

The epithermal mineralization is characterized by quartz-adularia-carbonate veins, stockworks, and breccias exhibiting classical epithermal textures such as colloform banding, druzy, and vuggy cockade infilling suggesting repeated episodes of hydrothermal deposition in open structures.  The dominant sulphides include sphalerite, galena, pyrite, pyrrhotite, silver sulphosalts, and gold.  The hydrothermal veins are associated with minor clay alteration.

Epithermal deposits comprise a wide clan of hydrothermal deposits associated with volcanic and magmatic edifices and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks and typically related to arrays of regional structures developed in extensional tectonic settings.

Low sulphidation epithermal deposits are related to the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating ground waters.  Metal deposition typically occurs during fluid ascent along open deep seated structures though a combination of processes including fluid mixing, cooling, degassing, and transient boiling.  The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth.  These hydrothermal deposits are important supply of silver, gold, and common base metals such as lead, zinc, and occasionally copper.

8-1

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

9.0

MINERALIZATION

Two main silver-gold epithermal structures are known in the northeast corner of the Valdecañas property (the Valdecañas and Juanicipio veins).  Both structures strike east-southeast and dip between 35° and 50° to the southwest.

The Juanicipio vein was discovered in 2003 by MAG Silver with drill hole JI03-01 (Table 9.1, Figure 7.1, and Figure 9.1).  Five boreholes tested the Juanicipio vein.  The salient length weighted assay intervals for each borehole intersecting the Juanicipio vein is presented in Table 9.1.  The Juanicipio vein is a narrow structure averaging 0.9 m in thickness and has been traced by drilling over 300 m of strike length.

Table 9.1

Summary of Core Borehole Intersections – Juanicipio Vein

Hole ID	From (m)	To (m)	Length (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
JI03-01	596.45	599.24	2.99	2.00	6.90	469	0.06	0.14
17P	651.45	652.05	0.60	0.59	0.34	130	0.03	0.04
18P	627.60	628.20	0.60	0.10	1.47	4,100	2.02	4.07
18Q2	719.85	720.70	0.85	0.85	0.27	55	1.54	2.00
20P	854.05	855.25	1.20	0.92	4.95	115	1.19	2.89
Average				0.89	2.24	564	1.04	1.53

Core recovery poor for this interval (less than 50%).

The Valdecañas vein structure hosts the mineral resources reported herein.  It is the principal mineralization of economic significance found to date on the Valdecañas property and extends laterally outside the property onto the Reyna I property, wholly owned by Fresnillo.  The Valdecañas structure was first intersected by drilling by MAG Silver in 2003.  To date, 67 boreholes (55,740 m) have investigated its lateral and depth extensions on 17 sections spaced at 100 to 200 m.  Of those boreholes, 54 (51,100 m) were drilled within the limits of the Valdecañas property (Figure 9.1 and Figure 9.2).  The vein mineralization is open along strike and in some places to depth.  Drilling is ongoing.  The salient length weighted assay intervals for each boreholes intersecting each vein is presented in Table 9.2.

The Valdecañas structure comprises three main separate veins – Vein 1, Vein 2, and Vein 5.  Subordinate veins, stockwork zones, and breccias have also been intersected; however, their lateral continuity is uncertain given the current drill spacing.  The epithermal vein structures strike east-southeast, dip from 35° to 50° to the southwest and are cut by a late north-northeast brittle faults dipping steeply to the east.

9-1

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The main Valdecañas vein (Vein 1) has been intersected by 43 boreholes over a strike length of approximately 1,800 m.  The vein varies in thickness from less than 1 m to over 16 m, averaging approximately 5 m in true thickness (Table 9.2).

The Desprendido vein (Vein 2) was intersected by 17 boreholes in the footwall of the main Valdecañas vein.  It forms as sub-parallel vein structure, possibly interconnected with the Valdecañas vein.  The Desprendido vein varies in thickness from 0.7 m to just less than 4.5 m, averaging 2.1 m in thickness (Table 9.3).

The Encino structure (Vein 5) occurs in the hanging wall of the Valdecañas vein and to date was only intersected by one borehole (Table 9.3).

Several other vein structures and stockwork zones have been intersected by drilling but have not been modelled due to their discontinuous geometry and lower precious metal grades.

Table 9.2

Summary of Core Borehole Intersections – Main Valdecañas Vein (Vein 1)

Hole ID	From (m)	To (m)	Length (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
16P	680.90	687.25	6.35	5.50	2.91	1,798	3.43	5.51
JU5	802.47	805.37	2.90	2.30	0.24	136	4.37	6.03
JU6	713.60	714.52	0.92	0.70	0.51	156	0.06	0.22
JU7	320.44	320.83	0.39	0.30	0.56	593	0.00	0.02
KC	648.45	649.45	1.00	0.70	0.19	401	0.03	0.14
KD	700.55	712.50	11.95	9.80	2.66	2,174	1.60	4.28
KE	812.60	817.60	5.00	4.50	0.73	83	2.04	1.59
MA	368.80	369.60	0.80	0.70	0.04	12	0.00	0.00
MB	606.70	608.30	1.60	1.50	6.96	2,210	0.62	0.32
MC	625.20	633.25	8.05	7.00	0.50	1,347	1.31	2.69
ME	684.65	692.35	7.70	7.00	3.85	1,785	2.09	4.79
MF	813.50	823.70	10.20	7.20	1.44	675	4.77	7.02
MG	835.90	841.30	5.40	4.60	2.29	192	4.24	6.17
SD	743.70	748.00	4.30	4.00	2.78	271	0.55	1.19
UE	787.75	798.20	10.45	10.10	0.48	28	0.19	0.32
GB	730.55	733.45	2.90	2.70	1.91	317	2.13	3.69
GC	731.75	738.20	6.45	5.85	0.52	1,635	3.02	4.75
GD	804.00	823.90	19.90	16.16	3.48	1,161	7.70	5.96
GE	823.15	831.00	7.85	7.40	4.89	123	1.24	4.92
GE	838.05	847.20	9.15	7.00	1.51	689	2.21	1.85
HD	745.80	746.40	0.60	0.46	0.05	42	1.35	0.26
HE	774.85	778.20	3.35	3.15	1.63	145	0.92	3.68
HF	778.50	780.50	2.00	1.53	0.35	58	0.31	1.63
HG	814.90	822.20	7.30	6.32	1.35	33	0.25	1.03
table continues…

9-2

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Hole ID	From (m)	To (m)	Length (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
ID2	832.75	838.95	6.20	5.99	1.12	201	0.65	3.59
JC	748.80	759.80	11.00	5.98	4.63	535	0.91	2.59
JD	825.20	834.80	9.60	8.70	1.01	392	4.36	5.41
JE	881.05	887.05	6.00	5.44	2.74	243	2.41	5.44
LE2	733.30	742.50	9.20	7.81	1.34	1,157	0.75	3.88
ND	663.65	671.60	7.95	5.11	0.63	1,052	3.68	6.86
NE	708.30	716.85	8.55	3.37	3.56	1,338	1.63	7.37
OE2	743.10	745.10	2.00	1.81	0.11	5	0.00	0.01
OF	794.30	799.50	5.20	4.70	1.77	224	0.92	2.63
OG	866.20	871.95	5.75	4..4	1.29	142	0.90	2.70
QD	622.95	623.65	0.70	0.60	0.58	200	0.00	0.01
QE	579.15	584.15	5.00	4.60	0.24	1,198	2.75	5.15
QF	620.80	627.10	6.30	6.20	3.85	578	5.55	6.36
QG	637.60	639.90	2.30	1.88	0.15	86	2.72	3.81
QH	749.95	763.30	13.35	10.94	1.86	57	1.27	1.58
RD	774.75	783.05	8.30	8.00	1.20	842	2.19	6.40
SE	842.60	845.05	2.45	2.00	0.89	124	0.64	3.06
TE	849.50	853.15	3.65	3.53	1.32	68	0.41	0.95
TI	489.05	491.40	2.35	2.15	0.04	18	0.02	0.05
Average				4.89	2.01	722	2.40	3.97

9-3

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 9.3

Summary of Core Borehole Intersections – Main Desprendido Vein (Vein 2) and Encino Structure (Vein 5)

Hole ID	From (m)	To (m)	Length (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Desprendido Vein (Vein 2)
JU5	858.00	860.28	2.28	2.00	0.89	24	0.13	1.04
KC	726.30	727.15	0.85	0.80	0.19	185	0.05	1.12
KD	753.75	755.90	2.15	1.76	0.53	231	0.35	0.22
KE	826.10	830.10	4.00	3.60	4.46	13	0.17	0.06
MA	452.25	453.05	0.80	0.70	0.78	160	0.46	0.42
MC	687.15	692.25	5.10	4.40	0.41	683	0.12	0.25
ME	745.05	747.20	2.15	2.00	0.16	112	0.43	0.37
MF	869.80	875.40	5.60	3.96	0.34	13	0.02	0.03
GB	796.75	797.55	0.80	0.70	0.09	20	0.44	1.02
GC	803.85	806.05	2.20	1.56	0.10	118	0.53	1.63
GD	850.45	852.30	1.85	1.52	0.71	42	0.15	0.21
GA	690.65	691.35	0.70	0.60	0.40	203	0.01	0.05
GZ	569.3	570.95	1.65	0.80	0.47	102	0.00	0.00
JC	787.40	791.35	3.95	3.03	0.44	677	1.23	5.34
JD	909.45	910.30	0.85	0.78	0.14	93	0.32	2.53
OG	930.90	932.45	1.55	1.19	2.39	17	0.21	1.01
TI	531.75	532.7	0.95	0.80	0.01	3.7	0	0.01
Average				1.78	0.92	217	0.30	0.97
Encino Vein (Vein 5)
IE	816.35	821.65	5.30	4.60	4.43	1,843	3.54	5.96

9-4

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 9.1

Valdecañas Drilling Pattern

709500 mE
710500 mE
711500 mE
2561000 mN
2560000 mN
2559000 mN
2558000 mN
OB
IC5
JMTI
HG
JC
JE
LKE
IIE
JI04-09
OC
MC
QG
IQF
CQH
TUD
UE
WC
JU5
JI03-02
Section M
12P
10P
18P
JI03-01A
17P
11P
15P
JI03-03
JI04-08
14P
JI03-04
SRK Consulting
Engineers and Scientists
Minera Juanicipio Sa de C.V.
Valdecañas Deposit Drilling
Scale: 1:20000
Projection: UTM Zone 13 (NAD 27 for MEXICO)
Author: JF Couture
Drawing: JF Couture
Date: 18/04/2009
0
250
500 m

9-5

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 9.2

Typical Vertical Section through the Valdecañas Silver-Gold Deposit, Looking East*

N
S
Section M
2000
1750
Riolitas
Lut-ar
A
B
C
D
E
F
G
H
I
J
K
MA
MB
MC
16P
ME
MF
MG
Franja de clavo
250 m

Valdecanas Vein

	DDH	Thick. (m)	Au (gpt)	Ag (gpt)	Pb (%)	Zn (%)
A	MA	0.70	0.04	12	0.00	0.00
B	MB	1.50	6.96	2,210	0.62	0.32
C	MC	7.00	0.50	1,347	1.31	2.69
D	16 P	5.50	2.91	1,798	3.43	5.51
E	ME	7.00	3.85	1,900	2.09	4.79
F	MF	7.20	1.44	675	4.77	7.02
G	MG	4.60	2.29	192	4.24	6.17

Desprendido Vein

	DDH	Thick. (m)	Au (gpt)	Ag (gpt)	Pb (%)	Zn (%)
H	MA	0.70	0.78	160	0.46	0.42
I	ME	2.00	0.16	112	0.43	0.37
J	MF	3.96	0.34	13	0.02	0.03
K	MC	4.40	0.41	683	0.12	0.25

* see Figure 9.1 for section location.

9-6

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 9.3

Typical Texture of Valdecañas Vein Intersected by Borehole KD*

* This hole yielded the best assay results (Table 9.2); note the pyrargyrite (silver sulphosalt) in B, shown by the yellow arrow.

9-7

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 9.4

Valdecañas Vein Intersections

Grades of the Intervals of Core

Photo	Hole ID	From (m)	To (m)	Length* (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
A	KD	700.55	715.15	13.35	2.39	2,067	1.44	3.83
B	ME	684.65	693.6	8.95	3.31	1,642	1.81	4.18

* core length interval.

9-8

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

10.0

EXPLORATION

Prior to MAG Silver’s involvement in the property, Minera Sunshine had completed several phases of satellite and air photo interpretation, geological mapping, geophysical surveys, and geochemical and rock sampling programs (Wetherup, 2006).  MAG Silver used these data to identify drill targets that tested the Valdecañas deposit.  Further information on drilling is found in Section 11.0.

Prior to the joint venture, Peñoles (a predecessor company to Fresnillo) deployed exploration teams in its tenements adjoining the Valdecañas property for field mapping programs, high resolution ground geophysics, and embarked on a systematic drilling of targets that led to the discovery of new veins with economic grade mineralization at Saucito, approximately 8 km southwest of Fresnillo and only 5 km southeast of the Valdecañas deposit.  Experience and clever use of high resolution ground gravity data allowed the exploration team to image previously unrecognized near surface targets.  At Saucito, it was also recognized that economic silver grades are constrained to a relatively short elevation section of the vein structure spatially related to the boiling zone of the fossil hydrothermal system.  This concept was instrumental in improving the efficiency of testing other targets and led to the discovery of other promising new structures at Jarillas and Valdecañas, to the northwest of Saucito (Cole et al., 2007).

The exploration strategy in the Fresnillo district relies on the integration of lessons learned from previous programs by Fresnillo.  Ground gravity data is used to image subtle gravity changes associated with alteration on top of fertile structures.  Small gravity lows define linear trends, corresponding to lithological contacts, alteration zones, and buried veins.  Follow-up prospecting and drilling is subsequently used to test favourable targets.

Exploration work during 2008 focussed on delineation and infill drilling of the Valdecañas deposit and exploration drilling of the Juanicipio structure.

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11.0

DRILLING

11.1

MAG SILVER DRILLING

The first holes drilled on the Juanicipio I concession were performed by MAG Silver from 2003 to 2004 when they tested nine targets on the northeast corner of the tenement (this phase of drilling is summarized from a previous technical report by Wetherup, 2006).  Nine angled core boreholes (7,595 m) ranging in length from 700 m to 925 m were drilled to test steep fault structures for high grade silver gold vein mineralization (Table 11.1).

Table 11.1

Collar Summary of MAG Silver Core Boreholes Drilled on the Valdecañas Property (2003 to 2004)

Hole No.	Start Date	Completion Date	Easting*	Northing*	Elevation (m)	Azimuth	Dip	Length (m)
JI03-01	10/05/2003	30/05/2003	710,945	2,558,511	2,365	20	-60	748.59
JI 03-01A	08/07/2003	14/07/2003	710,945	2,558,511	2,365	15	-62	248.59
JI03-02	30/05/2003	02/07/2003	710,654	2,558,951	2,302	18	-62	901.92
JI03-03	16/07/2003	06/08/2003	710,778	2,558,076	2,329	20	-60	840.00
JI03-04	07/08/2003	28/08/2003	710,557	2,557,671	2,343	15	-70	925.38
JI03-05	29/08/2003	14/09/2003	710,826	2,559,163	2,297	20	-62	928.04
JI03-06	15/09/2003	01/10/2003	711,139	2,559,319	2,426	15	-53	742.77
JI03-07	02/10/2003	16/10/2003	710,422	2,559,981	2,249	20	-60	810.87
JI04-08	02/06/2004	20/06/2004	710,817	2,557,887	2,334	20	-68	700.43
JI04-09	22/06/2004	16/07/2004	709,943	2,559,579	2,300	10	-59	747.98
Total								7,594.57

Notes: from Wetherup, 2006.
* Datum NAD 27 for Mexico, Zone 13.

The first hole (JI03-01) intersected a 3 m core length interval at a depth of 596.5 m with poor core recovery.  One sample taken from that interval returned 11.49 g/t gold and 630 g/t silver.  Another smaller vein, approximately 30 m down hole yielded 418 g/t silver and 5.0 g/t gold.  Three of the last seven holes also intercepted encouraging silver mineralization yielding 25 to 610 g/t silver over short intervals, including boreholes JI03-05, 06 and 07 that intersected the Valdecañas structure below and above the high grade segment.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

11.2

FRESNILLO DRILLING

Fresnillo drilled a total of 59 core boreholes (49,690 m) on the property since 2005.  There were 51 boreholes (42,496 m) investigated in the Valdecañas deposit (Table 11.2), 3 boreholes (2,398 m) tested in the Juanicipio deposit (Table 11.3), and 5 boreholes (4,346 m) tested other targets.  In addition, Fresnillo drilled 13 core boreholes (10,506 m) to investigate the strike extensions of the Valdecañas deposit outside the property.

Table 11.2

Summary of Fresnillo Core Boreholes Testing the Valdecañas Deposit (2005 to 2008)

Hole No.	Start Date	Completion Date	Easting*	Northing*	Elevation (m)	Azimuth	Dip	Length (m)
10P	04/08/2005	30/08/2005	711,090	2,558,654	2,429	22	-60	822.10
11P	01/09/2005	27/09/2005	711,143	2,558,420	2,414	22	-55	960.75
12P	01/10/2005	22/10/2005	710,782	2,558,630	2,318	20	-55	823.30
13P	03/10/2005	15/11/2005	710,713	2,559,521	2,266	340	-55	708.45
14P	25/10/2005	19/11/2005	710,557	2,557,673	2,343	195	-55	860.70
15P	22/11/2005	17/12/2005	710,351	2,558,219	2,386	20	-55	843.05
16P	13/11/2005	15/12/2005	710,713	2,559,522	2,266	340	-52	738.45
ID	07/03/2007	14/05/2007	710,222	2,559,805	2,371	359	-70	883.65
ID2	18/09/2008	23/10/2008	710,141	2,559,612	2,322	349	-52	909.20
IE	15/02/2007	06/05/2007	710,141	2,559,611	2,322	1	-66	845.65
OE2	14/06/2008	11/07/2008	710,783	2,559,311	2,289	6	-47	884.45
SD	28/02/2007	13/04/2007	711,098	2,559,329	2,423	3	-61	868.40
KC	12/01/2006	29/01/2006	710,316	2,559,656	2,372	9	-54	833.60
KD	20/11/2006	10/01/2007	710,316	2,559,656	2,372	8	-62	785.90
KE	01/02/2007	23/02/2007	710,316	2,559,656	2,372	9	-70	898.85
MA	19/10/2006	02/11/2006	710,422	2,559,986	2,248	20	-80	522.90
MB	20/09/2006	20/10/2006	710,675	2,559,605	2,266	340	-41	666.05
MC	27/08/2006	25/09/2006	710,675	2,559,604	2,266	340	-51	753.55
ME	22/10/2006	10/11/2006	710,712	2,559,520	2,266	340	-58	841.45
MF	12/11/2006	11/12/2006	710,737	2,559,451	2,268	329	-59	963.10
MG	12/03/2007	23/04/2007	710,736	2,559,451	2,268	318	-65	929.00
OB	03/12/2006	11/01/2007	710,678	2,560,132	2,347	360	-47	715.20
OC	04/11/2006	02/12/2006	710,809	2,559,735	2,365	360	-57	907.40
OD	28/09/2006	17/10/2006	710,713	2,559,520	2,266	10	-57	936.00
UE	11/09/2007	13/10/2007	711,153	2,559,251	2,424	22	-66	808.05
GB	30/07/2007	12/09/2007	709,963	2,559,808	2,292	10	-45	835.55
GC	16/06/2007	27/07/2007	709,964	2,559,807	2,292	11	-51	851.40
GD	12/05/2007	15/06/2007	709,965	2,559,807	2,292	8	-56	852.30
GE	29/04/2008	03/06/2008	709,964	2,559,808	2,292	8	-62	969.70
HD	26/08/2008	27/09/2008	709,963	2,559,789	2,294	22	-51	791.60
table continues…

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Hole No.	Start Date	Completion Date	Easting*	Northing*	Elevation (m)	Azimuth	Dip	Length (m)
HE	25/06/2008	19/07/2008	709,963	2,559,789	2,294	23	-60	868.90
HF	23/07/2008	23/08/2008	709,964	2,559,788	2,294	22	-64	894.55
HG	28/09/2008	03/11/2008	709,963	2,559,789	2,294	22	-65	1017.35
IC5	06/07/2008	05/08/2008	710,130	2,560,008	2,360	32	-69	556.05
JC	23/10/2008	20/11/2008	710,172	2,559,765	2,370	22	-62	990.30
JD	27/09/2008	21/10/2008	710,192	2,559,667	2,346	14	-61	941.90
JE	18/07/2008	15/08/2008	710,191	2,559,666	2,346	12	-66	972.05
LE2	20/11/2008	15/12/2008	710,316	2,559,656	2,372	28	-68	757.95
ND	25/10/2008	12/11/2008	710,715	2,559,522	2,266	346	-63	786.70
NE	01/10/2008	23/10/2008	710,714	2,559,521	2,266	333	-64	841.60
OF	03/05/2008	06/06/2008	710,784	2,559,315	2,288	347	-55	877.75
OG	15/07/2008	18/08/2008	710,784	2,559,315	2,288	338	-64	941.80
QD	05/03/2008	03/04/2008	710,733	2,559,504	2,267	354	-52	813.50
QE	06/04/2008	13/05/2008	710,735	2,559,503	2,267	33	-57	641.90
QF	30/05/2008	27/06/2008	710,738	2,559,454	2,267	31	-65	728.75
QG	02/07/2008	18/07/2008	710,735	2,559,503	2,267	50	-72	670.80
QH	25/08/2008	26/09/2008	710,784	2,559,315	2,288	16	-67	855.90
RD	24/09/2008	16/10/2008	711,097	2,559,316	2,424	343	-61	826.40
SE	27/07/2008	23/08/2008	711,097	2,559,316	2,424	347	-74	923.50
TE	25/08/2008	20/09/2008	711,099	2,559,318	2,424	14	-75	912.55
TI	22/02/2008	10/03/2008	710,422	2,559,981	2,249	-	-90	666.30
Total								42,496.25

* Datum NAD 27 for Mexico, Zone 13.

Table 11.3

Summary of Fresnillo Core Boreholes Testing Other Targets (2005 to 2008)

Hole No.	Start Date	Completion Date	Easting*	Northing*	Elevation (m)	Azimuth	Dip	Length (m)
Juanicipio Vein Target
17P	17/12/2007	11/02/2008	710,910	2,558,435	2,339	340	-63	841.45
18P	15/02/2008	11/03/2008	710,877	2,558,483	2,346	355	-63	840.95
19P	25/02/2009	03/04/2009	710,782	2,558,630	2,318	315	-66	715.45
Total								2,397.85
Other Targets
MN-1	22/04/2006	08/05/2006	705,926	2,561,069	2,189	17	-65	859.00
VP2	01/06/2006	21/06/2006	708,659	2,559,787	2,373	15	-55	911.55
VP3	23/06/2006	20/07/2006	708,726	2,560,032	2,399	15	-55	913.70
VP4	22/07/2006	22/08/2006	708,842	2,560,361	2,383	15	-55	715.20
VP5	10/05/2006	30/05/2006	708,708	2,560,661	2,289	15	-55	946.40
Total								4,345.85

* Datum NAD 27 for Mexico, Zone 13.

11-3

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Perforservice S.A. de C.V. was contracted for the diamond drilling of HQ size core (diameter of 63.6 mm) reduced to NQ (diameter of 47.6 mm) as drilling conditions dictate.  All borehole collars are surveyed and down hole deviation is monitored using Flexit readings at intervals ranging from 50 to 100 m.

In 2008, 3 core boreholes (2,400 m) were drilled to investigate the Juanicipio vein structure.  For 2009, 5,300 m of drilling are planned.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

12.0

SAMPLING METHOD AND APPROACH

12.1

SAMPLING BY MAG SILVER

The information about the MAG Silver sampling is summarized from Wetherup, 2006.

Drill core of HQ or NQ diameter was placed in core trays and brought to a core logging facility in Fresnillo where they were properly labelled with its respective borehole number, box number, and drilling length interval.  Core was photographed, logged, and sampled under the supervision of qualified MAG Silver geologists.  Core recovery was logged and was generally good (better than 90%) except in extremely fractured near-surface rock, layers, or argillite or wider fault structures.

Core assay samples were collected from half core that was split lengthwise with a manual wheel splitter.  Sample intervals vary between 0.1 and 0.3 m in length, taking into account geological, alteration, and mineralization boundaries.  Several metres were also sampled below and above mineralized zones.  Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Samples were then shipped to BSI Inspectorate (BSI) laboratories for pulverization in Durango, Mexico and analysis in Reno, Nevada.  Some duplicate samples were also sent to ALS-Chemex in Vancouver, Canada.

12.2

SAMPLING BY FRESNILLO

All drill core was delivered from the drill rig to the Fresnillo core facility in Fresnillo where core is examined by competent professionals and adequate descriptive information is collected including recovery rate, lithology, alteration, structure, mineralization, and rock quality designation.

Core assay samples were collected from half core that was split lengthwise mechanically.  The procedures indicate that the splitter was cleaned regularly to avoid potential cross-sample contamination.  Depending on visual estimation of the mineralization, sampling intervals generally varied between 0.1 and 1.0 m.

Samples were shipped to the ALS-Chemex preparatory laboratory in Guadalajara, Mexico for pulverization and flown to ALS-Chemex Assay Laboratory in North Vancouver, Canada for assaying.

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13.0

SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1

MAG SILVER SAMPLES

The information about the MAG Silver sample preparation and analyses is summarized from Wetherup, 2006.

Technicians at the MAG Silver core facility in Fresnillo split, sealed, and labelled samples into plastic and rice sample bags.  BSI laboratory couriers picked the samples up at the Fresnillo facility and transported them by truck to BSI’s preparatory laboratory in Durango, Mexico for preparation and pulverization.  The prepared samples were then flown to Reno, Nevada for assaying.

Each sample was analyzed for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua-regia digestion and flame atomic absorption analysis and, for gold, by standard fire assay.  The procedures used by BSI and the detection limits of each method can be found in the appendix of a previous technical report by Wetherup (2006).

Along with the core samples, seven blanks and three standards were randomly assigned sample numbers, placed into samples bags, and sent to the laboratory as an initial independent check programme.  MAG Silver also shipped selected pulp duplicate to ALS Chemex in Vancouver for check assaying.

13.2

FRESNILLO SAMPLES

Fresnillo sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory.

All assay samples were organized into batches of samples and prepared for submission to the assay laboratory.  There is no clear documentation of the security measures taken to ensure chain of custody of all samples submitted for assaying.  The procedures outlined by Fresnillo staff during the 2007 site visit were found to meet generally accepted industry practices.

Core samples were labelled, double bagged, sealed with plastic cable ties, and then trucked to the ALS Chemex preparation laboratory located in Guadalajara, Mexico.  Pulverized samples were then shipped to the ALS Chemex laboratory in North

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Vancouver, Canada for assaying.  The management system of the ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI.  The laboratory is also accredited ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma atomic emission spectroscopy (ICP-AES) and atomic absorption assays for silver, copper, lead, and zinc.  ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

At ALS Chemex, core samples were prepared using industry standard preparation procedures.  After reception, samples were organized into batches and weighed (method code LOG-22).  Samples were then crushed to 70% passing below 2 mm mesh screen (CRU-31).  A sub-sample of up to 1,500 g was prepared using a riffle splitter (SPL-21) and pulverized to 85% passing below 75 µm (PUL-36).

Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES (method ME-ICP41m) and standard fire assay for gold (Au-AA23).  In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using a fire assay procedure with gravimetric finish (Ag-GRA21).

Fresnillo used three umpire laboratories for check assaying.  Prepared pulp samples are sent to International Plasma Labs (IPL) in Richmond, Canada, or ACME Analytical Laboratory Ltd. (ACME) located in Vancouver, Canada.  The ACME Vancouver laboratory and IPL’s Richmond laboratory operate under a quality management system accredited ISO 9001:2000 by BSI Management Systems (Americas) and Intertek Testing Services NA Ltd., respectively.  Both laboratories also participate in proficiency testing programs managed by CANMET.  A suite of pulp samples were also submitted to the unaccredited CIDT laboratory in Torréon, Mexico operated by the Peñoles Group for check assaying.

Umpire laboratories used standard preparation procedures to assay for gold and silver using a fire assay procedure, and base metals and silver using an aqua regia or multi acid digestion, followed by ICP-AES or inductively coupled plasma mass spectrometry scans.

Specific gravity is measured at regular intervals on representative core pieces using a water immersion technique.  Representative core pieces are weighed by Fresnillo staff in air and immersed in water.  Specific gravity is measured on both mineralized and barren rock.  Wax coating was not used because tests conducted on similar core material from the nearby Saucito Project showed that density measurements taken with or without wax coating deliver similar results.

13.3

QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data.  These measures include written field procedures

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity.  Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying.  These measures are also important to prevent sample mix-up and to monitor the voluntary or inadvertent contamination of samples.  Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process.  Check assaying is typically performed as an additional reliability test of assaying results.  It typically involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

The exploration work conducted by MAG Silver was carried out using a quality assurance and quality control program generally meeting industry best practices as reviewed by Caracle Creek International Consulting Inc. (CCIC) in 2006 (Wetherup, 2006).

The exploration work conducted by Fresnillo is carried by competent and experienced personnel using documented procedures generally meeting industry best practices.  Drilling is conducted with suitable equipment and is recovering quality core.  The field procedures are adequate to ensure that the position of drilling samples is known with generally sufficient accuracy to allow reliable geological interpretation.  Recovered core is examined by competent professionals and adequate descriptive information is collected including recovery rate, lithology, alteration, structure, mineralization, and rock quality determination.  Core is photographed.  Sampling intervals are determined by a qualified geologist, based on geology.  Assay samples are collected and handled using industry best practices by splitting core in half lengthwise with a diamond saw.  Samples are shipped to accredited laboratories under adequate security using appropriate protocols.  Remaining split core is stored in controlled archives for future reference.

Fresnillo relies on the reputation and accreditation of the primary laboratory, requesting delivery of internal laboratory analytical quality control results.  In addition, Fresnillo implements external analytical quality control measures to monitor the reliability of analytical results delivered by the primary laboratory.  These measures include the use of external control samples, replicate assaying, and check assaying at three umpire laboratories.

Blanks and reference material samples are inserted within the sample stream submitted for assaying.  Barren cement fragments are used for sample blanks.  Fresnillo use two project specific control samples (Patron BL and Patron AL) prepared from vein mineralization from the Proaño Mine.  Each control sample was prepared in batches of 10 kg and assayed at ALS Chemex to determine acceptable

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

thresholds.  This control sample is not certified.  Selected pulp samples are also submitted to three umpire laboratories for check assaying.

The external analytical quality control measures were introduced during the 2006 drilling program.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

14.0

DATA VERIFICATION

14.1

VERIFICATION BY MAG SILVER AND FRESNILLO

MAG Silver transferred the Valdecañas project data to Fresnillo in electronic format as well as the drill core when the joint venture option agreement was signed.  Fresnillo visually verified the electronic data for consistency and incorporated data into its own internal project database.  Fresnillo also re-logged three MAG Silver drill holes from 2003 and 2004.

The previous technical report submitted by MAG Silver on the project (Wetherup, 2006) contains a data verification section confirming the validity of the original drill holes with external assay checks, blanks, standards, and duplicates.  The results were reported as being “a fair and reasonable assessment of the metal grades in the intervals sampled”.  SRK believes that these data are sufficiently reliable resource estimation.

During subsequent drilling, Fresnillo implemented a quality assurance program designed to ensure the reliability and trustworthiness of exploration data acquired on the Valdecañas Project.  In the opinion of SRK, the field procedures used by Fresnillo generally meet industry best practices.

Sample shipments and assay deliveries were routinely monitored as produced by the preparation and assaying laboratories.  Assay results and quality control data produced by Fresnillo were inspected visually and analyzed using various bias and precision charts.

14.2

VERIFICATION BY SRK

14.2.1

SITE VISIT

SRK visited the Valdecañas Project in April 2007 during active drilling.  SRK inspected active and recent drilling sites, as well as reviewed with Fresnillo staff field and drilling procedures.  Drill core from recent boreholes was reviewed to ascertain the geological setting of the Valdecañas deposit.

During the site visit, SRK also reviewed data management, geological interpretations, and the approach and procedures used by Fresnillo personnel to estimate mineral resources for the Valdecañas Project.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

14.2.2

VERIFICATION OF FRESNILLO DATA

In the opinion of SRK, exploration data collected by MAG Silver and Fresnillo were acquired using procedures generally meeting industry best practices.

Fresnillo made available to SRK the complete exploration data accumulated on the Valdecañas Project in electronic format.  SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Fresnillo.  In the opinion of SRK, the electronic data are reliable, appropriately documented, and exhaustive.

Separately, Fresnillo also made available to SRK internal and external analytical quality control data accompanied with a quality control spreadsheet documenting analysis of quality control data for the period 2006 to 2008.  The analytical quality control data produced by Fresnillo is summarized in Table 14.1 and includes quality control data for certain boreholes testing the Valdecañas deposit outside the Valdecañas Project.

Table 14.1

Quality Control Data Produced by Fresnillo – 2006 to 2008

Quality Control Type	Count	Ratio
Core Samples (2005-2008)	6,506
Field Blanks	88	1%
Field Standards	46	1%
ALS-Chemex Pulp Duplicates	595	9%
Check Assay IPL	188	3%
Check Assay ACME	182	3%
Check Assay CIDT	38	1%

Fresnillo implemented their analytical quality control measures during the 2006 program.

SRK aggregated the assay results for the external quality control samples for further analysis.  Blank and field control samples assay data were summarized on time series plots to highlight the performance of the control samples.  Paired assay data (pulp replicate and check assays) are analyzed using bias charts, quantile-quantile, and relative precision plots.  The analytical quality control data produced by Fresnillo is summarized in graphical format in Section 4.0 of the supporting documentation for this report.  In general, the performance of the control samples is acceptable.  SRK notes that Fresnillo changed the blank material during the 2007 drilling program.  The sample blank used after June 2007 is not barren in silver, lead, and zinc so it is therefore not a suitable blank sample for control purposes.

SRK concluded that the analytical quality control data produced by Fresnillo suggests that the assay data delivered by ALS-Chemex are generally reliable for the purpose of resource estimation.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

15.0

ADJACENT PROPERTIES

The Valdecañas property is contiguous to other exploration properties held by Fresnillo as well as where precious metals epithermal vein mineralization has been investigated by drilling, and where underground exploration work has begun.

This includes the Santa Natalia, Jarillas, and Saucito epithermal veins that occur within the Minera Saucito Project.  Fresnillo has undertaken underground exploration and development programs at Saucito and Jarillas.

Mineral resource estimates have been disclosed by Fresnillo for the Santa Natalia, Jarillas, and Saucito deposits (Table 15.1).

Table 15.1

Mineral Resource Statement* for Minera Saucito Project, Fresnillo, Mexico – SRK Consulting (December 31, 2008)

Precious Metal Deposit	Cut-off Grade	Quantity (000 t)	Grade		Contained Metal
			Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
Indicated Mineral Resource
Saucito	4.0 g/t Au-Eq	1,800	5.42	438	314	25,365
Santa Natalia	200 g/t Ag-Eq	─	─	─	─	─
Jarillas	200 g/t Ag-Eq	2,784	1.31	469	117	41,994
Total Indicated		4,584	2.92	457	431	67,359
Inferred Mineral Resource
Saucito	4.0 g/t Au-Eq	1,500	4.28	278	206	13,407
Santa Natalia	200 g/t Ag-Eq	3,877	0.52	386	65	48,111
Jarillas	200 g/t Ag-Eq	5,479	1.45	365	256	64,229
Total Inferred		10,856	1.51	360	527	125,747

* Source: Fresnillo 2008 annual report.
- Mineral resources are not mineral reserves and do not have demonstrated economic viability.
- All figures rounded to reflect the relative accuracy of the estimates.
- Gold, silver, lead, and zinc composites were capped where appropriate.
- Mineral resources are reported at a cutoff grade of 200 g/t Ag-Eq based on US$724/oz Au, US$13.33/oz Ag, US$0.90/lb Pb, US$1.27/lb Zn, and assuming 100% metal recovery.
- Saucito vein mineral resources are reported at a cutoff grade of 4.0 g/t Au-Eq based on US$562/oz Au, US$10.40/oz Ag, US$0.68/lb Pb, US$1.16/lb Zn, assuming 100% metal recovery.

Fresnillo is also actively exploring other nearby epithermal vein targets, including the Madroño and Mezquite structures located between the Jarillas and Saucito deposits.

The preliminary mining plans for the Minera Saucito Project consider six separate vein structures, each at different stages of exploration and resource definition.  These are the Saucito, Mezquite, Madroño, and Jarillas veins at the initial

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

development stage of the project, to be followed at a later stage by the integration of portions of the Valdecañas deposit on the Reina I property, wholly owned by Fresnillo and the Santa Natalia deposit.  Development work currently includes land acquisition, environmental studies, obtaining permits, engineering studies, and underground access to explore and define ground conditions.

Detailed engineering plans to build the surface facilities for Saucito, with a 2,500 t/d mill capacity, began in 2008.  A prefeasibility study for the first stage of the Minera Saucito Project is expected during the second quarter of 2009.

Construction of the 587-m vertical Saucito shaft was completed in 2008 along with a 2,610-m ramp.  At the Jarillas vein, 31 boreholes were completed, confirming continuity of vein mineralization.  Construction of the concrete head frame of a new 750-m vertical shaft was completed during December 2008.  Construction of a ramp also began in 2008 to access the Jarillas veins in order to confirm resources and ground conditions for mine planning.

Construction of a separate ramp connecting the Saucito and Jarillas veins reached 1,550 m in length; the ramp will be used to identify potential additional resources and ground conditions that will permit better mine design and planning.

The Madroño and the Mezquite veins were discovered in early 2008.  Parametric and delineation drilling will continue during 2009.

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16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

16.1

METALLURGICAL TESTING

16.1.1

INTRODUCTION

The Valdecañas Project process plant was designed to treat sulphide ore mined from underground at a rate of 730,000 t/a (2,000 t/d) for 365 d/a.  The plant design is based on metallurgical testwork performed by CIDT, and as requested by Minera Juanicipio.  The testwork results showed that saleable lead and zinc concentrates could be produced using conventional comminution and flotation processes.

Four composite samples were produced from 79 samples of the Valdecañas vein of the Juanicipio Project, Fresnillo, Mexico for metallurgical testwork.  The feed to the process plant will contain sulphide minerals composed of lead, zinc, silver, and minor copper along with gold.  Lead and zinc are present as galena and sphalerite, respectively.  Silver was generally recovered with the galena.  Arsenic and antimony are present in minor quantities, which may be associated with the silver bearing sulphosalts.  Copper occurs predominantly as chalcopyrite.

The feed to the plant is planned to have a nominal head grade of 3.80% Pb, 4.15% Zn, 1,217 g/t Ag, and 2.67 g/t Au.  The metal recoveries were estimated to be as follows:

•

lead recovery of 95.6% with a grade of 43.2% Pb

•

zinc recovery of 77.8% with a grade of 47.9% Zn

•

silver recovery of 86.8% with a grade of 12,585 g/t Ag in the lead concentrate

•

silver recovery of 4.6% with a grade of 832 g/t Ag in the zinc concentrate

•

gold recovery of 72.0% with a grade of 22.9 g/t Au in the lead concentrate

•

gold recovery of 7.6% with a grade of 3.0 g/t Au in the zinc concentrate.

The bulk of the silver will be recovered in the lead concentrate, which will add to the value of this product, while the silver present in the zinc concentrate will garner an economical bonus depending on the smelter terms for the zinc concentrate.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

16.1.2

METALLURGICAL TESTWORK REVIEW

This study uses the results from the test report entitled “Juanicipio Project 002-102606 Gold Silver, Lead and Zinc Recovery- Progress Report No. 1” (translated to English) by CIDT dated May 2008.

16.1.3

PROCESS DESIGN TESTWORK DESCRIPTION

Initial metallurgical testing was conducted by CIDT in 2008.  The drillhole samples were received and combined to produce four unique composite samples.  Three of the composites were selectively blended based on the specific drill core sections identified as G, I+K combined, and M.  The fourth composite was produced using all the drill cores and is identified as the General Composite (GC).  All composites were subjected to assaying in order to determine the head grade of the samples.  The composite samples were then used in the subsequent testing of the metallurgical response of the ore.

The metallurgical testwork outlined and scheduled for the Valdecañas Project included:

•

chemical head assay

•

characterization by fluorescence and x-ray diffraction

•

selective open circuit lead-zinc flotation tests

•

selective closed circuit flotation tests (not reported)

•

Bond ball mill work index.

The report reviewed was a progress report and not all testing was completed upon issue.  No locked cycle tests were reported and all flotation analysis was performed on open cycle test results.

16.1.4

MINERALOGY

CIDT used X-ray diffraction to confirm information previously obtained from the Zacatecas Exploration Office on the mineralization of the Valdecañas vein.  The main minerals present in the vein include sphalerite, galena, pyrite, pyrrhotite, and silver sulphosalts in quartz.  Minor minerals of interest include chalcopyrite and arsenopyrite.

The predominant silver species were pyrargyrite, argentite, and aguilarite.  To a lesser extent, there is also argentotenantite, native silver, polybasite, freibergite, prousite, and electrum.  Electrum was the only form of gold identified.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

16.1.5

FEED GRADE

Two methods were used in the determination of the feed grade for the samples.  Along with direct assay methods, a screen assay method was also used on the samples for the feed grade determinations.  The screen assay method is often used when elements such as silver, gold, and copper are present in a metallic state, which may compromise sample and assay reproducibility.

An analysis of the metallic versus direct assays gave the following salient points:

•

Four composites contain important gold, silver, lead, and zinc values.

•

Copper and antimony values are low.

•

Arsenic is present at a value of 0.54% in the feed.

•

There are some coarse metals, such as gold and silver, present in the samples but in a very low ratio.

•

Screened samples assays are consistently higher than direct analysis but only by 1%.

Based on the results for the two assay test methods, an average was developed and reported as the feed grade for the four composites.  The pertinent assay results are shown in Table 16.1.

Table 16.1

Sample Feed Assays

Composite	Assay
	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	As (%)	Sb (%)	S (%)
Section G	911	2.71	6.11	3.77	0.16	8.49	0.30	0.01	6.47
Section I+K	1,873	2.85	1.88	3.72	0.06	7.50	0.58	0.01	9.93
Section M	1,151	1.82	2.92	5.36	0.09	12.61	0.74	0.02	13.78
GC	1,217	2.67	3.80	4.15	0.11	9.66	0.50	0.01	10.06
Arithmetic Average of Samples Included in GC	1,312	2.46	3.64	4.28	0.10	9.53	0.54	0.01	10.06

The arithmetic average assay of the samples used in the composition of the GC alongside the actual assay of the GC sample are fairly comparable at 3.64 versus 3.80% Pb, and 4.28 versus 4.15% Zn, respectively.

16.1.6

ORE CHARACTERISTICS

A mineralogical analysis of the MC was conducted to guide the metallurgical test program and to confirm mineralogy.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

A modal analysis was done on the GC sample that had been ground to a grind size P80 of 55 µm.  Along with the mineral composition, the mineral fragmentation of the sample was examined and reported.  Table 16.2 shows the mineral liberation estimates as well as the mineral associations for the GC sample.

The liberation characteristics of the target minerals of sphalerite and galena are close to 80% at the P80 55 µm grind size.  Therefore, good concentrate grades and high recovery would be expected in a flotation process based on the liberation values shown for lead and zinc.  The silver and copper recoveries are not expected to be as high since liberation of the minerals is not as high at this grind size.  The inclusion of regrind circuit to free up minerals after the rougher flotation circuit would enhance the grade and recovery potential.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 16.2

Liberation and Species Association Data of the GC Sample

Association	Percent of Absolute Association and Liberation
	Galena	Sphalerite	Chalcopyrite	Pyrite	Arsenopyrite	Silver Species	Silver Sulphosalts	Non-sulphide Gangue
Liberated Grains	81.56	79.23	71.72	83.75	75.16	39.81	65.23	95.94
Binary with Galena	-	5.70	1.64	3.15	3.65	0.00	12.17	0.79
Binary with Sphalerite	4.48	-	11.36	3.59	3.49	2.48	3.12	0.79
Binary with Chalcopyrite	0.08	0.70	-	0.03	0.15	2.98	1.34	0.03
Binary with Pyrite	3.47	4.30	0.89	-	5.70	9.81	2.91	1.94
Binary with Arsenopyrite	0.44	0.39	0.08	0.71	-	2.48	0.03	0.19
Binary with Silver Species	0.00	0.10	0.06	0.13	0.02	-	0.27	0.02
Binary with Silver Sulfosalts	0.32	0.10	0.46	0.06	0.00	2.77	-	0.03
Binary with Non-sulphide Gangue	7.86	7.14	9.58	7.19	7.72	21.36	9.14	-
Ternary	1.77	2.35	4.21	1.38	4.11	18.31	2.78	0.26

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

16.1.7

GRINDABILITY

A standard Bond ball mill work index test was performed on 79 samples, which were made into two composites.  The reported average result was 17.4 kWh/ton.  A summary of the results and the composite make-up is shown in Table 16.3.

Table 16.3

Work Index Results Summary

Composite	No. of Samples	Work Index (kWh/ton)
Bores MB, MC, ME, MF, and KD	38	16.5
Bores IE, KC, GB, and GD	41	18.2
Arithmetic Average of Samples		17.4

All core samples that are part of the composite make-up were included in the work index testing; Bore GC is assumed to be included in the second composite.

Work index results are similar for the two composites and correspond to a hard ore, which is typical of a largely quartz bearing ore-type.

16.1.8

FLOTATION TESTS

There were 20 open cycle flotation tests completed when the progress report by CIDT was issued.  There were 17 tests performed on the general composite, and one test performed on each of the composites of Sections G, I+K, and M.

The main objective of the testwork was to evaluate the effect of grind, collector reagents, depressants, and conditioners on the flotation of the lead and zinc to a final concentrate grade.  The testing also included the determination of the number of cleaning stages required.

Various reagents were tested to enhance the recovery of silver including Aerofloat 31 and Aerophine.  To enhance separation in the lead flotation, lime was use to adjust the pH while sodium cyanide and zinc sulphate were used to depress sphalerite and pyrite.  In certain tests, the additional use of sodium metabisulphide and sodium carbonate as reagents was employed.  Depressants in the form of sodium cyanide and lime were used to minimize pyrite in the zinc concentrate.  The pyrite present appeared to contain a finely disseminated gold and silver component and a pyrite concentrate was produced.  This pyrite concentrate was low grade and further study is required to determine gold and silver recovery potential.

Evaluation of the reagent dosage was neither completed in the CIDT progress report nor was a complete correlation done between grind and recovery.  The CIDT report mainly focussed on the effect of grind size on the number of cleanings required to produce concentrate grade.  However, although analysis of the grind size was the focus, grade-recovery curves were produced and certain observations can be made.

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Primary grind sizes between a P80 of 39 µm and a P80 of 136 µm were used during testing with a majority of tests performed at a primary grind size P80 of 55 µm.  Tests at the various grind sizes were done, at minimum, in duplicate.  The data is summarized in Figure 16.1 through to Figure 16.4 with grade recovery graphs for gold, silver, lead, and zinc.  All the tests reported in the graphs are the 17 tests on the GC sample.

The test results are identified in the graph legends as the test number followed by the P80 grind particle size used in the test (e.g. p14-95 stands for Test 14 with a grind size P80 of 95 µm).

Figure 16.1

Grade vs. Recovery – Gold

Figure 16.2

Grade vs. Recovery – Silver

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 16.3

Grade vs. Recovery – Lead

Figure 16.4

Grade vs. Recovery – Zinc

The highest recovery with the best final concentrate grades for the target minerals of gold, silver, lead, and zinc are in the finer ground samples.

LEAD

In looking at the grade recovery curves, not taking into consideration the concentrate grade, rougher recoveries of over 90% are attainable in the lead circuit.  Further cleaning of this concentrate is necessary, which requires finer grinding to liberate the galena minerals.  The lead concentrate grade attained at a 94% recovery was

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

45% Pb.  This is obtained on samples that were ground to a P80 of between 39 and 55 µm.  Some of the tests shown in Figure 16.3 demonstrated less favourable recovery, even with at finer grind size; this may have been attributed to a different reagent scheme or sliming, but the observations were not included or discussed in the CIDT progress report.  There is also the possibility of sliming becoming an issue when the samples are ground to the final grind size prior to the cleaner flotation stage.

ZINC

The zinc recovery is somewhat dependant on the lead circuit.  The zinc grade versus recovery graphs are shown in Figure 16.4.  If zinc floats in the lead circuit and is not liberated or rejected, the amount of zinc available in the zinc circuit is lower.  In this series of tests, the best recovery and grade of zinc available was 80% zinc recovery in a 48% Zn concentrate.

SILVER

Figure 16.2 shows the grade recovery curves for silver, which indicates that silver grades of 14 kg/t are obtainable at a recovery of 83%, depending on liberation.  A lead-silver correlation was not performed, though graphical results look similar when comparing Figure 16.2 silver recovery results with Figure 16.3 lead recovery results.  Tests 25 and 27 had reduced Aerophine dosages to reduce zinc and pyrite flotation, which resulted in a dramatic affect on the silver recovery with only 64% silver recovery realized at a concentrate grade of 14 kg/t Ag.

GOLD

Figure 16.1 shows the results for gold recovery.  Mineralogy indicated that gold occurs as electrum with silver.  A silver-gold correlation was not done on the flotation products.  Gold recovery is dependent on the lead and silver recovery to the concentrate.  With a recovery of 73% of the gold to the lead concentrate, the grades of gold in the lead concentrate would be approximately 27 g/t Au.

An analysis of the grind size (P80 versus the final concentrate recovery) was done by CIDT; however, correlation coefficients were not included in the data analysis and data plots are quite scattered.  A fine grind is required for upgrading purposes but a fine primary grind is not necessarily required if a regrind option is included, allowing for selective grinding down to 20 or 30 µm.

OVERALL METALLURGICAL BALANCE

An overall metallurgical balance was determined using open cycle test data to define the material deportment expected in the circuit.  The circuit, as defined through testing, would require a primary grind size with a P80 of 39 µm in order to achieve the mineral liberation required to obtain the grades and recoveries shown in Table 16.4.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

These are calculated numbers that used the best operating conditions defined to the date that the CIDT report was issued.

Table 16.4

Metallurgical Balance General Composite

Test No. 32	Wt %	Assay
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)
Head		1,217	2.67	3.80	4.15	0.11	9.66
Lead Concentrate	8.4	12,585	22.92	43.24	8.44	0.72	10.97
Zinc Concentrate	6.7	832	3.03	0.34	47.92	0.47	10.86
Final Tails	84.9	123	0.64	0.17	0.25	0.02	9.43
Total	100.0	1,217	2.67	3.80	4.15	0.11	9.66

Test No. 32	Wt %	Distribution (%)
		Ag	Au	Pb	Zn	Cu	Fe
Head
Lead Concentrate	8.4	86.8	72.0	95.6	17.1	57.0	9.5
Zinc Concentrate	6.7	4.6	7.6	0.6	77.8	29.9	7.6
Final Tails	84.9	8.6	2.4	3.8	5.1	13.1	82.9
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

These are the recovery and grade numbers that will be used as the process design.

SECTION COMPOSITE TESTWORK

Preliminary testing of the three section composites commenced.  The target grind determined from the open circuit tests on the GC sample was not reached.  Only one test was completed on each of the composites.  Results were adjusted to give four product results.  Locked cycle tests have not been done on any sample.

Section G Composite

Table 16.5 shows the overall results of the open cycle flotation for the Section G composite.  The data shows that the composite has a high lead feed assay and a comparably low silver feed assay.  Recovery for gold, silver, and lead are all very good with over 80% recovery for gold and silver, and over 94% recovery for lead.  Some zinc is reporting to the lead concentrate, which is causing a lower recovery to the zinc concentrate.  Final concentrate grades achieved are acceptable even though the target grind size P80 of 39 µm was not achieved.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 16.5

Metallurgical Balance Section G – P80 64 µm

Test No. 30	Wt %	Assay
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)
Head		911	2.71	6.11	3.77	0.16	8.49
Lead Concentrate	9.3	7,911	23.23	61.91	7.08	0.99	4.46
Zinc Concentrate	5.8	1,393	3.23	0.96	51.81	0.87	8.44
Pyrite Concentrate	6.5	641	3.17	0.75	0.59	0.07	35.58
Final Tails	78.4	65	0.19	0.30	0.09	0.01	6.72
Total	100.0	911	2.71	6.11	3.77	0.16	8.49

Test No. 30	Wt %	Distribution (%)
		Ag	Au	Pb	Zn	Cu	Fe
Head		81.0	80.0	94.4	17.5	58.2	4.9
Lead Concentrate	9.3	8.9	6.9	0.9	79.5	31.8	5.8
Zinc Concentrate	5.8	4.6	7.6	0.8	1.0	2.8	27.3
Pyrite Concentrate	6.5	5.6	5.4	3.9	1.9	7.2	62.1
Final Tails	78.4	100.0	100.0	100.0	100.0	100.0	100.0
Total	100.0

Section I + K Composite

Table 16.6 show the overall results of the open cycle flotation for the Section I+K composite.  The Section I+K composite has a high silver feed assay, and comparably low lead, copper, and zinc feed assays.  Recovery for gold and silver are similar to the recoveries reported for the GC but lead recovery is lower.  Much less zinc is reporting to the lead concentrate, partially due to the finer grind size of P80 49 µm; therefore, the zinc recovery to the zinc concentrate is higher.  Final concentrate grades achieved for the lead and zinc are acceptable.

Table 16.6

Metallurgical Balance Section I+K – P80 49 µm

Test No. 29	Wt %	Assay
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)
Head		1873	2.85	1.88	3.72	0.06	7.50
Lead Concentrate	3.3	47760	61.98	49.72	7.05	0.61	7.32
Zinc Concentrate	6.1	1470	1.93	0.80	52.44	0.44	8.75
Pyrite Concentrate	15.8	972	1.71	0.62	0.65	0.10	34.9
Final Tails	74.8	91	0.15	0.14	0.22	0.00	1.61
Total	100.0	1873	2.85	1.88	3.72	0.06	7.5

(continued…)

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 16.6 (con’t)

Metallurgical Balance Section I+K – P80 49 µm

Test No. 29	Wt %	Distribution (%)
		Ag	Au	Pb	Zn	Cu	Fe
Head		83.3	71.2	86.5	6.2	31.2	3.2
Lead Concentrate	3.3	4.8	4.2	2.6	86.6	42.5	7.2
Zinc Concentrate	6.1	8.2	20.6	5.2	2.6	24.5	73.6
Pyrite Concentrate	15.8	3.6	4.0	5.6	4.5	1.8	16.1
Final Tails	74.8	100.0	100.0	100.0	100.0	100.0	100.0
Total	100.0

Section M Composite

Table 16.7 show the overall results of the open cycle flotation for the Section M composite.  The Section M composite has a high iron feed assay and a low gold feed assays.  This sample had reconciliation problems due in part to the oxides present in the sample.  Recoveries for this composite were the lowest of all the composites tested.  Further reagent testing and grinding fineness would need to be investigated in order to enhance performance on this composite sample.

Table 16.7

Metallurgical Balance Section M – P80 59 µm

Test No. 31	Wt %	Assay
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)
Head		1,151	1.82	2.92	5.36	0.09	12.61
Lead Concentrate	4.2	18,635	25.19	47.45	5.30	0.90	9.84
Zinc Concentrate	7.2	1,591	1.00	0.76	48.46	0.31	10.02
Pyrite Concentrate	19.4	978	2.87	1.24	1.23	0.04	39.19
Final Tails	69.3	101	0.20	0.31	0.40	0.03	3.63
Total	100.0	1,151	1.82	2.49	4.21	0.09	11.23

Test No. 31	Wt %	Distribution (%)
		Ag	Au	Pb	Zn	Cu	Fe
Head		67.6	57.8	79.6	5.2	41.8	3.7
Lead Concentrate	4.2	9.9	3.9	2.2	82.5	25	6.4
Zinc Concentrate	7.2	16.4	30.5	9.6	5.6	9.5	67.5
Pyrite Concentrate	19.4	6.1	7.8	8.5	6.6	23.7	22.4
Final Tails	69.3	100.0	100.0	100.0	100.0	100.0	100.0
Total	100.0

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16.1.9

GRAVITY CONCENTRATION TESTS

Concentration and recovery of gold and silver by gravity concentration was investigated based on the screen metallic assay results and historical information of the anticipated mine area.  The use of gravity concentration in the primary circuit would smooth sudden changes in head grade, attributable to liberated metallic gold and silver.  Two preliminary tests were performed and a summary of the results is shown in Table 16.8.

Table 16.8

Gravimetric Concentration Results

Test No.	Wt %	Assay
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)
26	0.28	19852	138	37.1	0.8	0.1	20.1
27	0.31	16656	159	47.4	0.7	0.0	15.7

Test No.	Wt %	Distribution (%)
		Ag	Au	Pb	Zn	Cu	Fe
26	0.28	4.8	17.0	2.9	0.1	0.1	0.6
27	0.31	4.4	19.3	4.1	0.0	0.1	0.6

The use of gravity in the primary circuit, and possibly on the concentrate where the gold loss to pyrite is a problem, should be investigated further.

16.1.10

RECOMMENDATIONS

The four composites tested contained important values of gold, silver, lead, and zinc.  These minerals responded well to the selective lead-zinc flotation process chosen, taking into account the relatively fine grain mineralization present.  The following recommendations are made based on the testwork reviewed to date.

•

Since an iron component is present (consisting mainly of pyrite), which carries a significant amount of gold and silver, further investigation into the processing of this material is required either by gravity or leaching.

•

The use of a coarser primary grind, followed by sequential regrinding of the concentrates, should be investigated.  This investigation could also result in the need for less cleaner stages.

•

Once grind and reagent dosages are confirmed, locked cycle flotation testing of the material should be conducted on all potential ore types.

•

Minor/impurity element determinations will be required on the locked cycle concentrates produced to characterize the presence of potential smelter penalty elements.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

The use of site water in the flotation evaluation tests is also recommended.

•

Further gravity testing targeting gold and silver recovery is required since the gold morphology is not completely understood.  Gravity should be tested for use in the primary grinding circuit and possibly in the flotation circuit for recovery of gold prior to its loss as cleaner tailings.

16.2

MINERAL PROCESSING

16.2.1

INTRODUCTION

The concentrator is designed to process a nominal 2,000 t/d of lead/zinc ore.  The concentrator will produce marketable concentrates of lead and zinc.  The lead concentrate will contain an associated valuable metal content of gold and silver.

16.2.2

SUMMARY

The unit processes selected were based on the results of metallurgical testing performed at CIDT and resources set out by Minera Juanicipio.  The metallurgical processing procedures have been designed to produce saleable high grade lead and zinc concentrates.

As designed, the treatment plant will consist of a crushing stage, comminution processes, followed by a two-step flotation process to upgrade lead and zinc to saleable concentrate grades.  As shown in the simplified flowsheet (Figure 16.5), each flotation concentrate will be thickened and filtered.  Each concentrate will be sent to its corresponding stockpile for subsequent shipping to smelters.

The final flotation tailings will be deposited as thickened slurry in a tailings impoundment facility.

Process water will be recycled from the concentrate and tailings thickener overflows as well as from the tailings impoundment facility.  Fresh water will be used for gland service, reagent preparation, and as required for process water make-up.

The process plant will consist of the following unit operations and facilities:

•

run-of-mine (ROM) ore

•

primary crushing

•

crushed ore stockpile

•

ore reclaim

•

a semi-autogenous grinding (SAG) and ball mill grinding circuit incorporating cyclones for classification

•

lead rougher and cleaner flotation stages

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

lead concentrate thickening, filtration, and dispatch

•

zinc rougher and cleaner flotation stages

•

zinc concentrate thickening, filtration, and dispatch

•

tailings thickening and discharge to the tailings pond

•

water return from the tailings pond facility.

The simplified flowsheet is shown in Figure 16.5.  The detailed process flowsheets (Drawings A0-09-002 to A0-09-005) are provided in Section 1.1 of the supporting documentation for this report.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 16.5

Simplified Flowsheet

ORE FROM UNDERGROUND
PRIMARY CRUSHING
CRUSHED ORE STOCKPILE
PROCESS WATER
RECLAIM WATER
GRINDING AND CLASSIFICATION
LEAD FLOTATION
ZINC FLOTATION
TAILINGS THICKENING
TAILINGS POND
LEAD CLEANER FLOTATION
ZINC CLEANER FLOTATION
LEAD CONCENTRATE
ZINC CONCENTRATE
LEAD CONCENTRATE THICKENING AND FILTRATION
FILTRATE
ZINC CONCENTRATE THICKENING AND FILTRATION
FILTRATE
LEAD CONCENTRATE STOCKPILE
ZINC CONCENTRATE STOCKPILE
PROCESS WATER

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

16.2.3

MAJOR PROCESS DESIGN CRITERIA

The concentrator was designed to process 2,000 t/d, equivalent to 730,000 t/a.  The major criteria used in the design are outlined in Table 16.9.

Table 16.9

Major Process Design Criteria

Criteria	Unit
Operating Year	d	365
Crushing Availability	%	70
Grinding and Flotation Availability	%	92
Primary Crushing Rate	t/h	119
Milling & Flotation Process Rate	t/h	91
SAG Mill Feed Size, 80% Passing	µm	150,000
SAG Mill Transfer Size, 80% Passing	µm	950
Ball Mill Circulating Load	%	300
Ball Mill Grind Size, 80% Passing	µm	50
Bond Ball Mill Work Index	kWh/t	17.7
Bond Abrasion Index	g	0.27

16.2.4

PLANT DESIGN

OPERATING SCHEDULE AND AVAILABILITY

The plant will be designed to operate on the basis of three 8-hour shifts per day, for 365 d/a.

The jaw crusher overall availability will be 70%, and the grinding and flotation circuit availability will have a running time of 92%.  This will allow for a potential increase in crushing rate, and will allow sufficient downtime for scheduled and unscheduled maintenance of the crushing and process plant equipment.

16.2.5

PROCESS PLANT DESCRIPTION

PRIMARY CRUSHING AND CRUSHED ORE STOCKPILE AND RECLAIM

A conventional jaw crusher facility will be designed to crush ROM ore to reduce the size of the rocks in preparation for the grinding process at an average rate of 119 t/h.

The major equipment and facilities in this area includes:

•

stationary grizzly

•

hydraulic rock breaker

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

dump pocket

•

vibrating grizzly

•

jaw crusher (1,000 mm x 930 mm)

•

crushed ore stockpile (2,000 t capacity)

•

apron feeders

•

conveyor belts, metal detectors, self-cleaning magnets, and belt tear detectors

•

belt scale.

ROM ore will be trucked from underground to the primary jaw crusher in 50-t underground trucks.  The dump pocket will be equipped with a stationary grizzly that is equipped with a rock breaker to break any oversize rock retained by the static grizzly.

The ore will feed a vibrating grizzly for sizing.  Minus 150 mm material will bypass the jaw crusher and report directly to the crushed ore stockpile via the stockpile feed conveyor system.  Oversize ore will be reduced to 80% minus 150 mm in the jaw crusher and will be discharged onto the stockpile feed conveyor via the jaw crusher discharge conveyor.

The total capacity of the crushed ore stockpile will be approximately 3,000 live tonnes.  From the stockpile, apron feeders will discharge onto a conveyor, which will transfer the ore to the SAG mill at a nominal rate of 91 t/h.

The crushed ore stockpile will be equipped with a dust collection system to control fugitive dust that will be generated during conveyor loading and the transportation of the ore.

GRINDING AND CLASSIFICATION

The grinding circuit will consist of a SAG/ball mill combination circuit.  It will be a two-stage operation with the SAG mill in closed circuit with a pebble crusher and the ball mill in closed circuit with the classifying cyclones.  The grinding will be conducted as a wet process at a nominal rate of 91 t/h of material.  The grinding circuit will include the following equipment:

•

conveyor feed belt

•

conveyor belt weigh scale

•

SAG mill (6.10 m ø x 2.44 m long)

•

ball mill (4.27 m ø x 5.49 m long)

•

mill discharge pumpboxes

•

cyclone feed slurry pumps

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

SAG mill cyclone cluster

•

ball mill cyclone cluster

•

mass flow meter

•

sampler system.

The ore on the crushed ore stockpile will be reclaimed under controlled feed rate conditions using apron feeders.  These feeders will discharge the material onto a conveyor belt feeding the SAG mill.  A belt scale will control the feed to the SAG mill.  Water will be added to the SAG mill feed material to assist the grinding process.

The SAG mill discharge end will have a trommel screen with 19 mm apertures to remove the tramp oversize material and will discharge the slurry into the SAG mill discharge pumpbox.  The slurry in the SAG mill discharge pumpbox will be pumped to a cyclone cluster for classification.  The cut size for the cyclones will be at a particle size of P80 of 50 µm.  The cyclone underflow will enter the ball mill as feed material.

The discharge from the ball mill will sent into the ball mill discharge pumpbox.  The slurry in the ball mill discharge pumpbox will be pumped to a ball mill cyclone cluster for classification.  The cut size for the ball mill cyclones will be at a particle size of P80 of 50 µm, and the circulating load will be 300%.  The cyclone underflow will be returned to the ball mill as feed material together with the cyclone underflow from the SAG mill cyclone cluster.

The primary milling rate will be 91 t/h and this will constitute the feed rate to the lead flotation circuit.  Dilution water will be added to the grinding circuit as required.

The two cyclone overflows will gravity feed into the lead conditioning tank ahead of the flotation process.  The pulp density of the slurry will be approximately 33% solids.

Provision will be made for the addition of lime to the SAG mill for the adjustment of the pH of the slurry in the grinding circuit prior to the flotation process.

Grinding media will be added to the mills in order to maintain the grinding efficiency.  Steel balls will be added to each mill periodically, using a ball charging kibble.

FLOTATION CIRCUIT

The milled ore will be subjected to two stages of sequential flotation to respectively recover the lead and the zinc minerals into high-grade metal concentrates.  Conventional mechanical cells will be utilized.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Lead Flotation Circuit

The lead flotation circuit will include the following equipment:

•

a conditioning tank (2.6 m ø x 3.2 m)

•

flotation reagent addition facilities

•

conventional mechanical rougher flotation cells (5 x 38 m3)

•

conventional mechanical first cleaner flotation cells (4 x 3.0 m3)

•

conventional mechanical second cleaner flotation cells (4 x 3.0 m3)

•

conventional mechanical third cleaner flotation cells (4 x 3.0 m3)

•

pumpboxes

•

slurry and concentrate pumps

•

a sampling system.

The initial flotation circuit will be a lead flotation circuit.  The overflow from the classification cyclones in the grinding circuit will be the feed to the lead rougher flotation circuit.  The slurry will be conditioned in the lead conditioning tank at the design feed rate of 91 t/h.  Lime, as well as flotation reagents, will be added to the conditioning tank as defined through testing.  Provision will be made for the staged addition of the reagents in all the flotation stages.

The conditioned slurry will overflow into the lead rougher scavenger flotation bank of cells.  A lead concentrate will be selectively floated and will be pumped to the first cleaner circuit.  The lead flotation rougher tailings will be discharged to the lead tailings pumpbox and will be the feed to the zinc flotation circuit.

The rougher scavenger concentrate from the lead regrind circuit will be discharged to the lead first cleaner flotation stage.  The concentrate from the first cleaner circuit will feed the second cleaner flotation stage with the second cleaner concentrate reporting to the third cleaner flotation stage.  The concentrate from the third cleaner flotation stage will be the final lead concentrate and will feed directly to the lead concentrate thickener.  The tailings from the third cleaner stage will be returned and combine with the first cleaner concentrate as feed to the second cleaner stage.  Tailings from the second cleaner flotation stage will be recycled back to the first cleaner flotation stage.  Tailings from the first cleaner flotation stage will report to the lead tailings pumpbox.  The option to return this material to either the lead conditioning tank or the lead scavenger flotation stage should be included.  The lead tailings stream will be sampled automatically and this will constitute the feed material to the zinc flotation circuit.

Conventional mechanical flotation cells will be used throughout the zinc flotation circuit.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Provision will be made for the use of lead concentrate thickener overflow water to be re-used in the lead flotation circuit as dilution water providing this does not have a deleterious effect on the flotation of lead minerals.

Zinc Flotation Circuit

The zinc flotation circuit will include the following equipment:

•

three conditioning tanks (2.6 m ø x 3.5 m)

•

flotation reagent addition facilities

•

conventional mechanical rougher flotation cells (5 x 38 m3)

•

conventional mechanical first cleaner flotation cells (4 x 3 m3)

•

conventional mechanical second cleaner flotation cells (4 x 3 m3)

•

conventional mechanical third cleaner flotation cells (4 x 3 m3)

•

conventional mechanical fourth cleaner flotation cells (4 x 3 m3)

•

pumpboxes

•

slurry and concentrate pumps

•

a sampling system.

The zinc flotation circuit will be similar to the lead flotation circuit.  The conditioning time required for the zinc flotation circuit will be longer and will require three conditioning tanks to facilitate the stage-wise addition of reagents.  Initially a rougher and scavenger concentrate will be floated.  This will be followed by four stages of cleaning and the fourth cleaner concentrate will be the final concentrate product.  The cleaner tails from each stage will be returned to the preceding stage except for the first cleaner tailings, which will be discharged as final tailings depending on operating conditions.  The concentrate from the fourth cleaner stage will be the final concentrate and will be pumped to the zinc concentrate thickener.

Reagents will be added to the zinc conditioning tanks as defined through testing.  Lime will be added for pH control.

Conventional mechanical flotation cells will be used throughout the zinc flotation circuit.

The zinc tailings stream, after the final tailings pumpbox, will be sampled automatically and this will constitute the final tailings leaving the plant.

Water recycling from the zinc concentrate thickener overflow will be re-used in the zinc flotation circuit where applicable.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

CONCENTRATE HANDLING

The flotation cleaner concentrate for each product will be thickened, and then filtered and stored prior to shipment to the smelters.  Each of the concentrate handling circuits will have the following equipment:

•

concentrate thickener

•

overflow standpipe

•

concentrate slurry pump

•

process water tank and pumps

•

concentrate stock tank

•

concentrate filter press

•

concentrate storage feed conveyor.

The concentrate storage and dispatch facilities will be common to both concentrates.  The flotation concentrate from each of the two products will be treated in a similar manner.

The concentrate produced will be pumped from the cleaner flotation stage to its respective concentrate thickener.  Flocculant will be added to the thickener feed to aid the settling process.  The thickened concentrate will be pumped to the concentrate stock tank using thickener underflow slurry pumps.  The underflow density will be 60% solids.  The concentrate stock tanks will be agitated tanks, which will serve as the feed tanks for the respective concentrate filter.

The concentrate filters will be a filter press units.  The filter presses will dewater each concentrate to produce final concentrates with moisture contents of about 8%.  The filtrates will be returned to the respective concentrate thickener.  The filter press solids will be discharged to the respective concentrate stockpile.  Each of the dewatered concentrates will be stored in a designated storage facility.  Each concentrate will periodically be loaded into trucks for dispatch off the property.  The filters will be equipped with flush water facilities.

The thickener overflow solution from each concentrate thickener will be collected in the respective process water tank for recycling within the respective flotation circuit.  Excess overflow solution will be discharged to the common concentrate thickeners overflow standpipe and pumped to the tailings thickener overflow standpipe for pumping to the process water tank.  Alternatively, the overflow solutions may be sent to the tailings thickener feed.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

TAILINGS HANDLING

The final flotation tailings will be deposited as thickened slurry in a tailings impoundment facility.  The tailings handling circuit will have the following equipment:

•

tailings thickener (18 m ø)

•

thickener underflow pumps for thickened slurry transportation

•

thickener underflow filter feed slurry pumps.

The flotation tailings from the zinc flotation circuit will be the final plant tailings.

The tailings will be discharged to the tailings thickener via a collection box for the thickener.  Flocculant will be added to facilitate the settling of the solids to a density of about 55% solids.  The thickener overflow solution from the tailings thickener will be discharged to the tailings thickener overflow standpipe for discharging to the process water tank.

The tailings will be pumped to the tailings storage facility as thickened slurry.  The tailing pond supernatant will be recycled to the concentrator for re-use as process water.

Solution from the concentrate thickener overflows will be re-used in their respective flotation circuit but excess solution, together with the overflow from the tailings thickener, will normally be pumped to the process water tank for recycling.  In the event that there is an excess of process solution or a build-up of flotation reagents, the water will be discharged to the tailings pond, via the tailings thickener, for later reclamation.  This will allow the various reagents to oxidize and/or degrade prior to returning the water to the plant as reclaimed process water.

REAGENT HANDLING AND STORAGE

Various chemical reagents will be added to the process slurry stream to facilitate the individual flotation processes.  The preparation of the various reagents will generally require the following equipment:

•

bulk handling system

•

mix and holding tanks

•

metering pumps

•

flocculant preparation facility

•

lime slaking and distribution facility

•

eye-wash and safety showers

•

applicable safety equipment.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Various chemical reagents will be added to the grinding and flotation circuit to modify the mineral particle surfaces and enhance the floatability of the mineral particles into selective concentrate products.  Fresh water will be used in the make-up or dilution of the various reagents that will be supplied in powder/solids form or that require dilution prior to the addition to the slurry.  These solutions will be pumped to the addition points of the various flotation circuits and streams using metering pumps.  The solid reagents will generally be made up to a solution of 10% strength in a mix tank and then transferred to the holding tank, from where the solution will be pumped to the addition point.  Certain liquid reagents will not be diluted and will be pumped directly from the bulk containers to the point of addition using metering pumps.

Flocculant will be prepared in the standard manner as a dilute solution with 0.30% solution strength.  This will be further diluted in the thickener feed well.

Lime will be delivered in bulk by trucks and will be off-loaded pneumatically into a silo.  The lime will then be prepared in a lime slaking system as a 20% concentration slurry.  This lime slurry will be pumped to the points of addition using a closed loop system.  The valves will be controlled by pH monitors, which will control the amount of lime added.

ASSAY LABORATORY

The assay laboratory will be equipped with the necessary analytical instruments to provide all routine assays for the mine, the concentrator, and the environmental departments.

WATER SUPPLY

Two separate water supply systems for fresh water and process water will be provided to support the operation.

Fresh Water Supply System

Fresh and potable water will be supplied to a fresh/fire water storage tank from mine underground dewatering and wells.  Fresh water will primarily be used for:

•

fire water for emergency use

•

cooling water for mill motors and mill lubrication systems

•

gland service for the slurry pumps

•

vacuum pump seal water

•

reagent make-up

•

process make-up water

•

potable water supply.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The fresh/fire water tank will be equipped with a standpipe, which will ensure that the tank is always holding at least 40 m3 of water, equivalent to a 2-hour supply of fire water.

The potable water from the fresh water source will be treated and stored in the potable water storage tank prior to delivery to various service points.

Process Water Supply System

Some process water generated in the individual flotation circuits as concentrate thickener overflow solution will be re-used in the respective flotation circuit.  Excess concentrate thickener overflow water will be discharged to the process water tank for redistribution; alternatively, the concentrate thickener overflow will be directed to the tailings thickener feed.  The tailings thickeners overflow solution will be directed to the process water tank via the tailings thickener overflow standpipe.  Additional process water will be reclaimed from the tailings pond and will be pumped to the process water tank for distribution to the points of usage.

AIR SUPPLY

Separate air service systems will supply air to various areas as follows:

•

Low-pressure air for flotation cells will be provided by air blowers.

•

High-pressure air for the filter press and drying of concentrate will be provided by dedicated air compressors.

•

High-pressure air for the dust suppression (fogging) system and other services will also be provided by a separate air compressor

•

Instrument air will come from the plant air compressors and will be dried and stored in a dedicated air receiver.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1

INTRODUCTION

The mineral resource model presented herein represents the second mineral resource evaluation prepared for the Valdecañas silver-gold-lead-zinc deposit.  The mineral resource model was prepared by Fresnillo personnel and considers drilling information available to January 29, 2009.  The effective date of this resource estimate is December 31, 2008.

An initial mineral resource statement was released by Fresnillo in April 2008 and subsequently documented in a technical report prepared by SRK for MAG Silver and filed on SEDAR on August 1, 2008.

The mineral resource statement presented herein is reported in accordance with Canadian Securities Administrators’ NI 43-101 and have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.  The mineral resource statement is reported for those portions of the Valdecañas deposit located within the boundaries of the Minera Juanicipio property, excluding the northwest and southeast extensions occurring on the Reina I property owned by Fresnillo.

This section describes the resource estimation methodology used by Fresnillo and summarizes the key assumptions and parameters used to prepare the revised mineral resource model for the Valdecañas deposit.

SRK audited the project database and the mineral resource procedures.  SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries of the silver mineralization and that the assaying data is sufficiently reliable to support estimating mineral resources.  The geological interpretations and metal grade estimates consider drilling information investigating the full strike length of the Valdecañas deposit, including certain boreholes drilled immediately outside the property.

The mineral resource estimates were prepared in Datamine Studio using a geostatistical block modelling approach.  The resource models are based on drilling, sampling, and assaying data that was acquired by competent personnel using

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

industry best practice procedures.  Three vein mineralization wireframes were constructed using Leapfrog to develop vein models that were subsequently transferred to Datamine Studio for resource estimation.

In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global silver, gold, lead, and zinc mineral resources found in the Valdecañas deposit at the current level of sampling.

17.2

RESOURCE DATABASE

The resource database comprises drilling information from a total of 67 core boreholes (55,740 m) testing the Valdecañas deposit and drilled between 2003 and 2008 (Table 17.1).  The boreholes drilled on the Minera Juanicipio property are presented in Table 11.1 and Table 11.2.  The resource database includes information for 12 boreholes (9,790 m) drilled outside the property.  Drilling on the project is ongoing.

Table 17.1

Drilling Data Used for Resource Modelling and Estimation

Year	Company	Data Type*	Count	Length (m)
2003	MAG Silver	DDH	3	2,482
2006-07	Fresnillo	DDH	13	12,976
2008	Fresnillo	DDH	51	40,282
Total			67	55,740

* core borehole.

All drilling data is located using the local UTM Grid (Zone 13 for Mexico, NAD 27 datum).  Borehole collars were surveyed by a land surveyor.  Downhole deviation was monitored in all core boreholes used for resource estimation using Flexit readings at 50 to 100 m intervals.

The specific gravity (SG) database contains 3,175 records derived from measurement on drill core, at regular intervals, using a water immersion technique and wax coating.

SG was estimated as part of the estimation process using a vein SG database containing 350 measurements on core samples (Table 17.2).  However, an average SG value was assigned to unestimated blocks based on the mean of SG values estimated for each vein (2.92, 2.68, and 3.33 for Veins 1, 2, and 5, respectively).  These values are slightly different than the average core SG measurements for each vein.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 17.2

SG Measurement on Epithermal Vein Core Samples

Vein	No. of Holes	No. of Measurements	Minimum	Maximum	Average
1	52	309	2.40	4.85	2.96
2	17	34	2.30	3.44	2.75
5	1	5	3.15	3.44	3.31
6	2	2	2.52	2.64	2.58
Total		350			2.90

17.3

SOLID BODY MODELLING

Delineation drilling of the Valdecañas deposit is ongoing.  At the time the resource estimate was prepared in January 2009, the deposit had been delineated on 17 sections (Labelled C to W) spaced by 100 to 200 m along the strike of the epithermal veins.  From the drilling information, three sub-parallel vein structures have been modelled: Vein 1, Vein 2, and Vein 5 connected into closed wireframes using Leapfrog.

The wireframes were transferred to Datamine for geostatistical analysis, variography, and resource estimation.  Vein 1 and Vein 2 were intersected by 43 and 17 boreholes, respectively.  Vein 5 was intersected by only one borehole.

One late steeply dipping fault offsets the epithermal mineralization and the vein structures at a high angle.  The apparent dip-slip offset is in the order of 20 to 50 m with a slight rotation of the northwest panel.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 17.1

Valdecañas Modelled Vein Structures Looking East

17.4

EVALUATION OF EXTREME ASSAY VALUES

Absolute frequency curves (histograms) on combined composited data were used to assess capping levels.  After review, composites were capped at 17.0 g/t for gold, 5,250 g/t for silver, and 16.5% for lead and zinc.  Independent checks by SRK using cumulative probability curves for each metal confirm that capping levels are adequate.

Table 17.3

Capping Levels

Metal	Capping Level	No. of Composites Capped
Au	17.00 g/t	2
Ag	5,250 g/t	8
Pb	16.50%	4
Zn	16.50%	1

17.5

COMPOSITING

All assay data within the modelled vein wireframes were extracted for statistical analysis.  A total of 359 assay intervals were extracted.  Approximately 61% of the

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

samples are 1.0 m in length (Figure 17.2).  Vein assays were composited to 1.0 m lengths, respecting the limits of the modelled veins.

Figure 17.2

Histogram of Vein Assay Sample Lengths – Veins 1, 2, and 5

A total of 372 composites were generated.  Summary statistics for the raw and capped composite data are presented in Table 17.4 and Table 17.5, respectively.

Table 17.4

Uncut Composite Statistics

Vein	Variable	Count	Minimum	Maximum	Median	Variance
Veta 1 (11)	Length	325	0.05	1.00	0.93	0.04
	SG	321	2.20	4.00	2.98	0.12
	Au	325	0.01	29.30	1.97	11.62
	Ag	325	4	8,815	701	1,546,362
	Pb	325	0.00	21.88	2.32	11.71
	Zn	325	0.00	25.70	3.70	12.17
Veta 2 (12)	Length	41	0.10	1.00	0.84	0.08
	SG	41	2.21	3.27	2.73	0.04
	Au	41	0.01	13.75	0.92	5.38
	Ag	41	4	2,898	233	263,262
	Pb	41	0.00	2.72	0.32	0.25
	Zn	41	0.00	10.91	1.22	5.21
Veta 5 (15)	Length	6	0.30	1.00	0.88	0.07
	SG	6	3.33	3.33	3.33	0.00
	Au	6	0.26	15.93	4.43	34.12
	Ag	6	8	4,314	1,843	2,382,122
	Pb	6	0.02	8.52	3.54	8.98
	Zn	6	0.07	12.76	5.96	20.70

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 17.5

Capped Composite Statistics

Vein	Variable	Count	Minimum	Maximum	Median	Variance
Veta 1 (11)	Length	325	0.05	1.00	0.93	0.04
	SG	321	2.20	4.00	2.98	0.12
	Au	325	0.01	17.00	1.89	8.50
	Ag	325	4	5,250	666	1,153,506
	Pb	325	0.00	16.50	2.29	10.75
	Zn	325	0.00	16.50	3.67	11.11
Veta 2 (12)	Length	41	0.10	1.00	0.84	0.08
	SG	41	2.21	3.27	2.73	0.04
	Au	41	0.01	13.75	0.92	5.38
	Ag	41	4	2,898	233	263,262
	Pb	41	0.00	2.72	0.32	0.25
	Zn	41	0.00	10.91	1.22	5.21
Veta 5 (15)	Length	6	0.30	1.00	0.88	0.07
	SG	6	3.33	3.33	3.33	0.00
	Au	6	0.26	15.93	4.43	34.12
	Ag	6	8	4,314	1,843	2,382,122
	Pb	6	0.02	8.52	3.54	8.98
	Zn	6	0.07	12.76	5.96	20.70

17.6

BLOCK MODEL

A block model was constructed to cover the entire extent of the Valdecañas deposit.  The specifications for the block model (size, origin, and extents) are presented in Table 17.6.  This model was rotated by 25° about the Z axis.

Table 17.6

Valdecañas Block Model Specifications

Attribute	X	Y	Z
Minimum Coordinates*	709,396	560,162	1,359
Maximum Coordinates*	711,676	560,726	2,031
Number of Blocks	190	94	56
Parent Block Size	12	6	12
Minimum Block Size	2	1	1
Rotation	0	0	25

* NAD27 UTM grid for Mexico, Zone 13.  Y coordinates truncated by 2,000,000.

A Datamine sub-block routine was applied to fill the vein wireframes.  Parent block size was set at 12 m by 6 m by 12 m with a minimum block size of 2 m by 1 m by 1 m.  Each sub-block was estimated individually.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

17.7

VARIOGRAPHY

Fresnillo modelled strike, dip, and down variograms using Datamine software; however, experimental variograms were found unreliable for considering kriging as an estimator.

17.8

RESOURCE ESTIMATION METHODOLOGY

Capped metal grades and SG were interpolated into the block model using an inverse distance algorithm (power of five) with estimation parameters determined from comparable experience in the district, as there is insufficient data to model reliable variograms.

An anisotropic search neighbourhood was used with ranges of 300, 100, and 150 m in the X, Y, and Z directions.  The search neighbourhood was rotated into alignment with the modelled veins (Table 17.7).  A minimum of 3 and a maximum of 10 composites were used to estimate a block.

Table 17.7

Search Neighbourhood Parameters

Attribute	X	Y	Z
Neighbourhood Range (m)	300	100	150
Rotation (degree)	+40	0	+25

After estimation, Vein 1 unestimated blocks were assigned an average SG of 2.92 while those in the Vein 2 and Vein 5 wireframes were set at 2.68 and 3.33, respectively.

17.9

VALIDATION OF THE BLOCK MODEL

The local block grade estimates were validated by Fresnillo by comparing block grades to drillhole grades on vertical sections and elevation plans, respectively.  The grade estimates were further validated by comparing grade estimates with other estimators such as nearest neighbour and ordinary kriging within each solid zone at a zero gold equivalent cutoff grade.  The comparison suggests that the inverse distance estimates generally fall between that derived from ordinary kriging and nearest neighbour.

17.10

MINERAL RESOURCE CLASSIFICATION

Mineral resources have been estimated in conformity with generally accepted industry best practices.  Mineral resources are not mineral reserves and do not have

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

demonstrated economic viability.  The mineral resources were classified by Fresnillo in accordance with the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (2004) published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists, and the Minerals Council of Australia (the JORC Code) into measured, indicated and inferred mineral resources primarily on the basis of the distance from the nearest sample point.  This classification approach results in a “bull’s-eye” pattern with isolated measured and indicated blocks around individual boreholes floating within mostly inferred blocks.  This scenario is considered by SRK to be optimistic and not appropriate considering the current drill spacing.

Although resource classification is a subjective concept, SRK considers that best practice resource classification should consider the confidence in the geological continuity of the mineralized structure and the quality, quantity, and geostatistical confidence of the datasets.

After review of available information and documentation, SRK cannot support a measured mineral resource classification for the deposit.  The more tightly drilled centre portion of Vein 1 (between 709,950E and 710,800E) (Figure 17.3) was investigated at spacing close enough (roughly 100 m centres) to assume reasonable geological and grade continuity to support an indicated mineral resource classification.  As such, resource blocks within the central portion of Vein 1 and located within SVol 1 or 2 were reclassified as indicated mineral resources.

Figure 17.3

Plan View of the Resource Classification & Reporting Boundaries*

* As used by SRK to prepare the audited mineral resource statement for the Valdecañas Project.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The northwest and southeast extremities of Vein 1 (Figure 17.3) are delineated on sections spaced by 200 m supporting an inferred mineral resource classification.  The mineral resources for the subsidiary vein structures (Veins 2 and 5) have been sampled by fewer boreholes and should be appropriately classified as inferred mineral resource.

SRK is satisfied that the re-classified mineral resources are an adequate representation of the global gold, silver, lead, and zinc mineral resources for the Valdecañas precious metal deposit at the current level of sampling.  SRK is satisfied that the re-classified mineral resources can be reported according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (December, 2005).

SRK used a property boundary outline provided by Fresnillo to tabulate those resource blocks located within the Valdecañas property (Figure 17.3) and prepare an Audited Mineral Resource Statement for the property.  SRK did not verify the accuracy of this boundary or its legal validity.

SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, or other relevant issues that could potentially affect this estimate of mineral resources.  The mineral resources may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors.  There is insufficient information at this early stage of study to assess the extent to which the resources will be affected by these factors, which are more appropriately assessed in a conceptual study.

17.11

MINERAL RESOURCE STATEMENT

CIM Definition Standards for Mineral Resources and Mineral Reserves (December, 2005) defines a mineral resource as:

“a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cutoff grade, taking into account extraction scenarios and processing recoveries.

SRK considers that the entire mineral resource estimate for the Valdecañas deposit is amenable for underground mining.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The mineral resources for the property are reported at a silver equivalent cutoff grade because there are four metals of economic significance.  The silver equivalent grade was calculated assuming a price of US$724/oz of gold, US$13.33/oz of silver, US$0.90/lb of lead, US$1.27/lb of zinc, and assuming 100% metal recovery.  These parameters were provided by Fresnillo and are considered appropriate by SRK.

The audited mineral resource statement has been prepared by SRK employees Dr. Jean-Francois Couture (P.Geo., APGO #0197), Mr. Ashley Brown (Pr.Sci.Nat.), and Mr. Glen Cole (P.Geo., APGO #1416).  By virtue of their education and relevant work experience and affiliation to a recognized professional association, Dr. Couture, Mr. Brown, and Mr. Cole are QPs independent from Minera Juanicipio.

The audited mineral resource statement for the Minera Juanicipio property on a 100% basis is presented in Table 17.8.

Table 17.8

Audited Mineral Resource Statement – December 31, 2008

Classification	Quantity (000 t)	Grade						Contained Metal
		Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Au-Eq* (g/t)	Ag-Eq* (g/t)	Gold (000 oz)	Silver (000 oz)	Au-Eq* (000 oz)	Ag-Eq* (000 oz)
Indicated Mineral Resource
Vein 1	2,141	2.08	783	2.61	4.30	23.88	1,298	143	53,891	1,644	89,313
Vein 2	─	─	─	─	─	─	─	─	─	─	─
Vein 5	─	─	─	─	─	─	─	─	─	─	─
Total Indicated	2,141	2.08	783	2.61	4.30	23.88	1,298	143	53,891	1,644	89,313
Inferred Mineral Resource
Vein 1	5,908	1.74	634	2.48	3.98	20.30	1,103	330	120,422	3,856	209,552
Vein 2	663	1.70	177	0.24	0.89	6.23	339	36	3,772	133	7,215
Vein 5	63	3.88	1,950	3.31	5.99	49.78	2,705	8	3,943	101	5,470
Total Inferred	6,633	1.76	601	2.26	3.69	19.18	1,042	375	128,136	4,090	222,236

*

Reported within the boundaries of the Minera Juanicipio property.
Mineral resources are not mineral reserves and do not have demonstrated economic viability.
All figures rounded to reflect the relative accuracy of the estimates.
Gold, silver, lead and zinc composites were capped where appropriate.
Mineral resources are reported at a cut-off of 200 g/t Ag-Eq.
Equivalent metal grades based on US$724/oz Au, US$13.33/oz Ag, US$0.90/lb Pb, US$1.27/lb Zn, and assume 100% metal recovery.

Table 17.9 shows the global quantity and grades at various silver-equivalent cutoffs.  The reader is cautioned that the figures presented in Table 17.9 should not be misconstrued as mineral resources.  The reported quantities and grades are only presented to show how the Valdecañas polymetallic vein mineralization is sensitive to the selection of a cutoff grade.  The mineral resources are relatively insensitive to the selection of cutoff grade.  A grade tonnage curve is presented in Figure 17.4.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 17.9

Global Block Model Quantity and Grade Estimates* at Various Silver-Equivalent Cutoff Grades

Ag-Eq Cut-off (g/t)	Quantity (Mt)	Grade
		Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Ag-Eq (g/t)
0	9.80	1.72	581	2.14	3.48	1,001
50	9.55	1.75	596	2.19	3.57	1,026
100	9.29	1.79	612	2.25	3.66	1,053
150	9.20	1.80	618	2.27	3.70	1,062
200	8.77	1.83	646	2.35	3.84	1,105
250	8.18	1.84	688	2.50	4.06	1,168
300	7.90	1.84	709	2.57	4.18	1,200
400	7.35	1.91	752	2.68	4.35	1,264
500	6.68	1.98	811	2.85	4.52	1,346
600	6.24	2.03	852	2.96	4.65	1,403
700	5.76	2.07	901	3.04	4.77	1,466
800	5.24	2.07	960	3.15	4.88	1,537
900	4.66	2.06	1,037	3.24	4.94	1,621

*

The reader is cautioned that the figures presented in Table 17.9 should not be misconstrued as mineral resources.  The reported quantities and grades are only presented to show how the Valdecañas polymetallic vein mineralization is sensitive to the selection of a cutoff grade.

Figure 17.4

Valdecanas Deposit Global Grade Tonnage Curve

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

17.12

PREVIOUS MINERAL RESOURCE ESTIMATES

The mineral resources for the Valdecañas deposit have been evaluated by Fresnillo prior to the extensive drilling program completed in 2008.  The mineral resources were disclosed by Fresnillo and audited by SRK in a prospectus dated April 14, 2008 and prepared for an initial public offering on the London Stock Exchange.  The audited mineral resource statement was documented in a technical report prepared by SRK for MAG Silver and filed on SEDAR on August 1, 2008 (Table 17.10).

The mineral resources have changed as a result of additional drilling completed during 2008.  The mineral resources have been extended along strike to the east and west onto the Reina I property of Fresnillo.  Although the global tonnage has increased, the average silver grade has dropped relative to the previous evaluation, resulting in an overall decrease in contained silver ounces.  The drop in silver grade is the result of infill drilling constraining higher grade sections of Vein 1 to smaller volumes.

Changes in metal grades and tonnage also arise from the use of different metal price assumptions for calculating appropriate reporting cutoff grades and the use of different reporting metal equivalent cutoff grades.

Table 17.10

Audited Mineral Resource Statement* by SRK, December 31, 2007

Classification	Quantity (000 t)	Grade				Contained Metal
		Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (M oz)	Silver (M oz)	Lead (000 t)	Zinc (000 t)
Inferred	7.3	2.06	1,011	2,31	3.94	0.48	237.8	169.2	288.5

*

Reported within the boundaries of the Minera Juanicipio property.
Mineral resources are not mineral reserves and do not have demonstrated economic viability.
All figures rounded to reflect the relative accuracy of the estimates.
Reported at a cutoff of 4.0 g/t Au-Eq using metal prices as follows: US$562/oz Au, US$10.40/oz Ag, US$0.68/lb Pb, and US$ 1.16/lb Zn, and assuming 100% metal recovery.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.0

OTHER RELEVANT DATA AND INFORMATION

18.1

MINING OPERATIONS

18.1.1

MINING INVENTORY

Wardrop received the block model that was used for the SRK resource estimate then applied mining and economic parameters to the model in order to form the basis of the mining inventory.

The orebody is polymetallic with the most significant metals being silver, gold, lead, and zinc.  Since there are four metals of economic significance, it was decided to estimate the NSR for each block in the model in order to design the stope outlines and evaluate economic viability.

The NSR value was calculated assuming the long term metal prices based on Energy Metal Consensus Forecast of US$681/oz of gold, US$10.59/oz of silver, US$0.56/lb of lead, and US$0.80/lb of zinc for estimation of block values for mine design.

The planned processing operations envisage production of a lead and a zinc concentrate that will be shipped to smelters.  Each of the significant metals has differing metallurgical and smelter recoveries within each concentrate.  Table 18.1 outlines the parameters used in the NSR calculation.

Table 18 .1

NSR Calculation Parameters

Concentrate Type	Units	Lead Concentrate	Zinc Concentrate
Concentrate Moisture Content	%	10.0	8.5
Ag Recovery	%	86.80	4.60
Ag Grade in Concentrate	g/t	12,585	832
Au Recovery in Concentrate	%	72	8
Au Grade in Concentrate	g/t	22.9	3.00
Pb Recovery	%	95.6	0.6
Pb Grade in Concentrate	%	43.2	0.23
Zn Recovery	%	17.0	77.8
Zn Grade in Concentrate	%	8.0	47.9
Percent Feed of Concentrate	%	4.9	5.8
table continues…

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Concentrate Type	Units	Lead Concentrate	Zinc Concentrate
Metal Payables
Silver	%	95.0	75.0
Gold	%	95.0	75.0
Lead	%	95.0	0.0
Zinc	%	0.0	85.0
Silver in Zinc Unit Deduction	oz		3.00
Treatment Terms
Smelting	US$/dmt	350.00	180.00
Refining
Silver	US$/acc oz	2.000	2.000
Gold	US$/acc oz	8.00	8.00
Price Escalation Lead	%	0	0
Base Price	US$/lb	0.00	0.00
Price Escalation Zinc	%	0	0
Base Price	US$/lb	0.00	0.00
NSR
Con Transportation	US$/wmt	27	27
Representation	US$/wmt	0.50	0.50
Insurance	% NIV	0.15	0.15
Losses	% NIV	0.25	0.25

All of the above parameters were used to calculate factors for input to the block model for each contributing metal, as follows:

NSR = 0.213 x Ag (g/t) + 13.649 x Au (g/t) + 9.521 x Pb (%) + 8.700 x Zn (%)

These factors were used in the block model to calculate the NSR for each block within the model.

In order to determine which resources would be viable for mining, initial estimates of the onsite operating costs (including mining, milling, and general and administrative (G&A)) were developed to determine the break-even NSR value.  The operating cost was based on the combination of Avoca and cut-and-fill mining methods, which appear to be the appropriate mining methods for the orebody geometry and geotechnical conditions.  The initial onsite operating cost used for stope design for the 2,000 t/d option was $42/t, which was used to define stope outlines as well as to estimate the mining inventory and dilution.

Dilution is defined as the ratio of waste to ore.  Internal dilution derived from blocks having lesser than the cutoff NSR that are included in the mining shapes will be included in the resource.  External dilution or production dilution during stoping will occur from drilling and blasting overbreak, inaccurate drilling, high local powder

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

factors, adverse geological structure, failure within zones of weak rock, etc., and is derived from beyond the stope design boundaries.

For this study, external dilution was assessed based on the mining method and orebody parameters.  Mining blocks that have dips of less than 55° will be mined by mechanized cut-and-fill (MCF) and those steeper than 55° will be mined by the Avoca method.

A minimum design mining thickness of 2 m for the Avoca method and 3 m for the MCF method was assumed.  For the Avoca method, overbreak of 0.5 m from the hanging wall and 0.5 m from the footwall of stopes was assumed.  For the MCF method, 0.3 m from the hanging wall and 0.3 m from the footwall of the stopes was assumed.

An in situ waste rock density of 2.69 t/m3 was used to estimate the dilution waste tonnage and Wardrop conservatively assumed that the external dilution has no mineral value.

An average mining dilution of 23% was estimated for Avoca and 17% for MCF stopes including 5% dilution at zero grade from the backfill, which was assumed for both mining methods.

A recovery factor of 95% of the stope tonnage was assumed for the Avoca method and 90% for the MCF method.  The deposit requires development of sill levels approximately 100 to 150 vertical metres apart to permit the opening of more than one stoping block at a time.  It is assumed that temporary sill pillars below the sill levels will be recovered at the end of the mine life (amounting to approximately 5% of the resources).

Horizontal sections of the orebody were produced at 10 m vertical intervals and vertical sections at 20 m intervals along the orebody strike.  The orebody was examined and stoping outlines were drawn around NSR block model blocks having an NSR greater than US$42 while minimizing the inclusion of model blocks with an NSR less than $42.

The orebody was divided into several mining zones based on orebody geometry and ore grade analysis.  The tonnages and grades were then estimated for each mining zone and appropriate dilution applied, depending on mining method and thickness.

If the average diluted grade of a mining zone was less than break-even, that zone was excluded from the mining inventory.

Table 18.2 provides the mining inventory after applying the mining and economic parameters to the block model.  It is based on 25% of indicated resources and 75% of inferred resources available for mining.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18 .2

Valdecañas Mining Inventory at a US$42 NSR Cutoff

Resources	Mining Method	Dilution Recovery	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	NSR (US$/t)
Indicated
In-Situ	Avoca		1,143,927	765	2.32	2.89	4.17	$258.88
	MCF		920,494	877	1.81	2.41	4.72	$275.86
	Sub-total		2,064,421	815	2.09	2.67	4.42	$266.45
Diluted	Avoca	23%	1,384,522	632	1.92	2.39	3.45	$213.89
	MCF	17%	1,074,566	752	1.55	2.06	4.04	$236.30
	Sub-total		2,459,088	685	1.76	2.25	3.71	$223.68
Recovered	Avoca	95%	1,315,296	632	1.92	2.39	3.45	$213.89
	MCF	90%	967,109	752	1.55	2.06	4.04	$236.30
Total Indicated			2,282,405	683	1.76	2.25	3.70	$223.39
Inferred
In-Situ	Avoca		1,981,626	764	2.23	2.59	3.64	$249.80
	MCF		4,232,810	565	1.57	2.22	3.79	$196.10
	Sub-total		6,214,436	628	1.78	2.34	3.74	$213.22
Diluted	Avoca	23%	2,459,165	615	1.80	2.09	2.94	$201.29
	MCF	17%	4,952,150	483	1.34	1.90	3.24	$167.62
	Sub-total		7,411,315	527	1.49	1.96	3.14	$178.79
Recovered	Avoca	95%	2,336,207	615	1.80	2.09	2.94	$201.29
	MCF	90%	4,456,935	483	1.34	1.90	3.24	$167.62
Total Inferred			6,793,142	529	1.50	1.97	3.13	$179.20

MINE PRODUCTION RATE

It was assumed in this study that the mill will operate 7 d/wk, 365 d/a, at a production rate of 2,000 t/d, providing a mill feed of 730,000 t/a.  The mine will operate 6 d/wk, 312 d/a, at a production rate of 2,350 t/d to support the mill feed.  The underground mine life was estimated at 12.6 years, not including the 3.5 years of pre-production.  The following factors were considered in the estimation of the underground mine production rate:

•

mining inventory tonnage and grade

•

geometry of the orebodies

•

the amount of the required development

•

the sequence of the mining and stopes availability.

Typically, at least a 10-year mine life is necessary for a viable project.  The mining inventory, divided by 10, provides an initial estimation of possible throughput.  For Valdecañas, this estimates an annual mill throughput of 2,500 t/d or 2,900 t/d mine production, which equates to 912,500 t/a.  The lower mine production rate of

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

2,350 t/d was assumed due to the limited strike length of the orebody, which will physically limit ore production particularly in the early years before mine development is completed.

The optimum mine production rate can also be theoretically determined by applying Taylor’s formula, as shown below:

Based on Taylor’s formula, with an expected resource of 9,075,547 t ore and 365 production days, the optimum production rate for underground operations is 2,265 t/d.

18.1.2

MINE DESIGN

MINING METHODS

Wardrop took into account the following factors in its selection of the mining methods:

•

geotechnical conditions

•

continuity, size, shape and dip angle of the orebody

•

mine production rate

•

value of in situ ore, potential mining dilution and recovery.

Wardrop considered that the Avoca method, which is a form of sub-level blasthole stoping followed by backfilling, would be a suitable mining method for vein zones with dip angles greater than 55°, where the blasted material will run down by gravity along the footwall contact.  Those areas with dip angles below 55° are to be mined using the MCF mining method, which offers acceptable productivity and less dilution.

AVOCA MINING METHOD

The Avoca method will allow stopes to be advanced according to the prevailing wall stability conditions.  Typically stopes will advance at least 20 to 25 m before filling is required.  If stopes require tight filling against the face the next phase of stoping starts with choke blasting against the backfill.  If wall conditions are good and access is available from both ends of the stope, backfilling can follow after mining, maintaining a gap of 15 to 20 m between the advancing mining and backfilling faces, thus reducing potential backfill dilution and avoiding a cyclic mining system where production must stop for backfilling.

Stopes will be 30 m high and over the full vein width, with an average width of 8 m.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

The stopes will be backfilled with un-cemented waste rock.  Mine development waste rock and imported waste from surface will be used for backfill.  Surface waste will be dumped through a waste pass located near the central ramp.  Mine development waste rock will be dumped into the waste pass system at convenient underground locations.

The ramp locations have been selected to provide access from either side to the majority of Avoca stoping.  Crosscuts from each ramp will access the ore and then sub-levels will be driven in ore to connect the crosscuts.

The Avoca method provides high productivity from a small number of working faces and will be suitable for most of the vein zones dipping over 55°, accounting for about 40% of the mining inventory.

A geotechnical study is required to determine the maximum allowable span, the size of the stope, and required ground support.

The stopes will be mined out on retreat and from the lower level or sill up to the upper sill above in 25 m high panels, sub-level floor to sub-level floor.  Cycle times for stoping operations were estimated based on average stope parameters and productivities of utilized equipment.

Blasthole drilling will use a longhole drill for 25 to 30 m long blastholes from the drilling level on top of the stope.  Blastholes will be 75 mm in diameter drilled on a 2 m burden x 2.5 m spacing pattern.  Ammonium Nitrate and Fuel Oil (ANFO) will be the bulk explosive initiated by non-electric (NONEL) detonators and pentolite boosters.

The stope production sequence will commence with the development of a slot in the corner of the stope.  A 2 m x 2 m slot raise will be developed by longhole drilling and blasted in short stages from the bottom up.  The slot raise will then be enlarged to form a slot across the full width of the stope.  Subsequent rings of drillholes will then be blasted into the open stope.

The broken ore will be mucked from the bottom sub-level by remote control LHDs to a remuck bay.  The ore will then be loaded into trucks, and hauled to the surface.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 18 .1

Section through Avoca Longhole Stope

Note: Sub-level Longhole Mining – 7 m average vein width, 60° average vein dip.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 18 .2

Longitudinal Section – Avoca Longhole Stope

MCF MINING METHOD

MCF mining is the most suitable method for vein zones dipping less than 55° with over 3 m vein thickness.  MCF has a lower production rate than Avoca but produces less dilution in narrow and non-uniform orebodies.  Uphole mining has been assumed, which is practiced at the nearby Proaño Mine in a similar geological setting.

In order to avoid excessive footwall waste development, an “in ore” ramp access system has been designed.  Footwall waste sub-levels will be driven from the central ramp at 50 m vertical intervals.  Crosscuts every 150 m will access the ore.  Ramps will then be driven up and down from each crosscut within the ore at 15% gradient to the sub-level above and below.  Once the ramp has holed through (providing through ventilation and a second exit), horizontal cuts will be taken that start at the bottom sub-level and continue up to the next sub-level.  A pillar will be left above each ramp between stopes, which will be recovered after the primary stoping phase is completed.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 18 .3

MCF Stoping

18-9

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Stopes will have an irregular shape with slanted walls or shantybacks and a horizontal floor.

An average MCF stope dimension was assumed at 5 m wide x 4 m high for estimating the productivity of 300 t/d per stope.  In the wider areas, it may be necessary to use post pillar mining to maintain a stable span.

The stopes will be filled using free draining hydraulic fill, derived in part from the tailings stream from the process plant and in part from imported material.  The fill will be prepared at the process plant and distributed by pipeline to the stopes.

A 2-boom jumbo will drill off the upholes.  Blastholes will be 45 mm in diameter.  ANFO explosives will be initiated by dynamite primers with NONEL detonators.

The entire stope back will be drilled off and then blasted in stages.  After the blast, a load-haul-dump (LHD) will level the muckpile and remove excessive ore.  The back will then be scaled and supported from the top of the broken ore muckpile before mucking out the broken ore.  A fill fence will then be constructed, followed by backfilling with the hydraulic fill.

Broken ore will be mucked from the stope to a remuck bay located at each crosscut.  From the remuck bay, the ore will be loaded into a dump truck and hauled to surface.

MINE ACCESS TRADE-OFF STUDY

A trade-off study was undertaken to examine the best method for access to and haulage from the mine, namely by shaft or by ramp.  Wardrop used costs for the shaft option from a previous study of the project for MAG Silver.

For the shaft option, considering that all ore will need to be hauled by truck to the shaft, the trade-off considered the relative cost of hoisting from the initial upper production level of 1770 m to surface by either shaft hoisting or by truck.

The shaft hoisting cost was estimated at $1.03/t with a capital cost of $27,000,000 to establish loading facilities at 1770 m.  Shaft construction would take three years to complete.

Costs for the ramp option were estimated from first principles.  The ramp haulage cost was estimated at $3.98/t based on 50-t trucks hauling on a 15% ramp.  The capital cost was estimated to be $21,700,000 for trucks and to establish the ramp to 1770 m.  This option would take 2.5 years to construct.

By using the ramp option, there is an opportunity to start production six months earlier than with the shaft option.  This will increase the NPV contribution (discounted at 10% over a 10-year mine life) by $60,000,000 based on a margin of $250/t ore.  In the first three years, the NSR averages $245/t with an operating cost of approximately $40/t.  Although the shaft hoisting option has a lower net present cost

18-10

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

without consideration of the early production, once the early production is factored in, the trucking option is far more favourable.  Accordingly, truck haulage in a ramp was selected as the haulage and access option for the study.

A second intangible consideration is the enhanced efficiency resulting from the ability to operate a mechanized mine with ramp access from surface, which would not be the case with shaft access.

In the study, in order to mitigate the inherent risks of ramp development, it has been assumed that a Canadian contractor would be selected to do the work.  A cost of $4,500/m was allowed for ramp development at a monthly advance rate of 150 m/month.

18.1.3

TRUCK HAULAGE

The waste rock from the development headings will be mucked by a 10-t LHD to remuck bays located up to 150 m from the face, then hauled by the contractor’s trucks to surface during the pre-production period.  When underground mine production commences, it will be possible to use mine waste rock as stope backfill along with the imported backfill from the surface.

The broken ore from the stopes will be mucked by stope LHDs to remuck bays, or loaded at the closest crosscut and footwall drift intersections onto 50-t underground trucks, then hauled to the surface.  Two different sizes of stope LHD were selected to satisfy different stope sizes (7 t and 10 t capacity).  Remote control LHD capability is required for Avoca stope mucking.  A dedicated 14-t LHD will be used to load the 50-t trucks at the remuck bays.  If a truck is available, the larger stope LHDs may directly load the truck.

18.1.4

MINE ACCESS

A 5.0 m by 5.0 m main decline will be used for access for personnel, equipment, and materials; it will also be utilized as a major intake airway.

A second air intake will be required where the ramp meets the top of the orebody to supply underground workings with the required amount of air.  This will be a raise bored shaft.  The exhaust air raise will be located at the end of the orebody opposite the intake raise.

A backfill pass will be centrally located to transfer rock backfill material to the Avoca sublevels.

18-11

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 18 .4

Mine Access Development – Plan View

North Ramp
Intake Raise
Backfill Pass
Central Ramp
Main Access Decline
Avoca Mining Area
Exhaust Raise
MCF Mining Area
560400N
560300N
560200N
560100N
560000N
559900N
559800N
559700N
559600N
559500N
559400N
709800E
709900E
710000E
710100E
710200E
710300E
710400E
710500E
710600E
710700E
710800E
710900E
711000E
711100E
711200E

18-12

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 18 .5

Mine Development and Stoping Design – Section View

Looking North

2400Z
2200Z
2100Z
2000Z
1900Z
1800Z
1700Z
1600Z
1500Z
1400Z
Intake Ventilation Raise
Backfill Pass
Main Access Decline
Exhaust Ventilation Raise
Central Ramp
North Ramp
Footwall Drift
709800E
710000E
710100E
710200E
710300E
710400E
710800E
710900E
711000E
711100E
711200E
711300E

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Looking West

2200Z
2100Z
2000Z
1900Z
1800Z
1700Z
1600Z
1500Z
1400Z
Exhaust Ventilation Raise
Backfill Pass
Intake Ventilation Raise
Central Ramp
Footwall Drift
North Ramp
559500N
559800N
559900N
560100N
560300N
560400N
560500N
560600N
560700N
560800N

18-14

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.1.5

DEVELOPMENT SCHEDULE

The objective of the mine schedule was to achieve early ore production from higher-grade areas.  The mine development is divided into two periods:

•

pre-production development (prior to mine production)

•

ongoing development (during production).

The pre-production development period runs from the start of the project until the first ore is fed to the process plant.  Pre-production development will be scheduled to:

•

provide access for trackless equipment

•

provide ventilation and emergency egress

•

establish ore and waste handling systems

•

install mining services (backfill, power distribution, communications, explosives storage, fuel, water supply, and mine dewatering)

•

provide sufficient sub-level development in advance of mill start-up to develop enough ore reserves to support the mine production rate.

Development cycle times were estimated for each development heading.  Considering estimated development advance rates and North American contractor practices, it was assumed that a jumbo crew advance rate can be approximately 150 m per month per single heading at a main decline development.  All underground pre-production development was therefore assumed to be completed by a Canadian contractor in order to ensure the assumed advance rate of 150 m per month in the access ramp and was costed accordingly.

The vertical and inclined development of ventilation raises, as well as backfill passes, will be done by raiseboring crew.  It was assumed that a raiseboring crew can drill and ream a 3.0 m diameter raise at an approximate advance rate of 90 m per month.

18.1.6

PRODUCTION SCHEDULE

The production schedule has been prepared based on a mix of 41% Avoca and 59% MCF stoping, which roughly represents the distribution of mining inventory for each mining method.  This production split is maintained for each year of the schedule; therefore, equipment fleets and personnel for each mining method should be kept stable during operation of the mine.

Mining commences at the 1720 level, which provides access to higher ore grades at the start of the mine life.

The mine production schedule is detailed in Table 18.3 and Table 18.4.  Ore production by year is shown in Table 18.5 and Table 18.6.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18 .3

Mine Production Schedule – Years 1 to 7

Level	Mining Method	Thickness (m)	Production Year
			1	2	3	4	5	6	7
1870.0 ≥ 1920.0	Longhole	1.55
	MCF
	Total		0	0	0	0	0	0	0
1820.0 ≥ 1870.0	Longhole	1.83	0	0	0	120,030	0	0	0
	MCF	3.29	0	0	0	0	122,796	0	0
	Total		0	0	0	120,030	122,796	0	0
1770.0 ≥ 1820.0	Longhole	2.61	0	145,572	2,344	0	0	0	0
	MCF	4.15	0	100,000	213,798	170,641	0	0	0
	Total		0	245,572	216,143	170,641	0	0	0
1720.0 ≥ 1770.0	Longhole	5.19	293,712	148,140	0	0	0	0	0
	MCF	4.95	436,288	336,288	22,490	0	0	0	0
	Total		730,000	484,428	22,490	0	0	0	0
1670.0 ≥ 1720.0	Longhole	6.78	0	0	0	0	0	0	0
	MCF	4.54	0	0	0	0	0	77,238	286,288
	Total		0	0	0	0	0	77,238	286,288
1620.0 ≥ 1670.0	Longhole	6.66	0	0	0	0	0	125,713	197,471
	MCF	4.54	0	0	200,000	265,647	313,492	228,914	0
	Total		0	0	200,000	265,647	313,492	354,626	197,471
1570.0 ≥ 1620.0	Longhole	8.01	0	0	291,368	173,682	193,712	67,999	0
	MCF	5.05	0	0	0	0	0	0	0
	Total		0	0	291,368	173,682	193,712	67,999	0
1520.0 ≥ 1570.0	Longhole	9.82	0	0	0	0	0	0	0
	MCF	5.36	0	0	0	0	0	0	0
	Total		0	0	0	0	0	0	0
table continues…

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Level	Mining Method	Thickness (m)	Production Year
			1	2	3	4	5	6	7
1470.0 ≥ 1520.0	Longhole	7.90	0	0	0	0	100,000	100,000	96,241
	MCF	4.79	0	0	0	0	0	100,000	150,000
	Total		0	0	0	0	100,000	200,000	246,241
1420.0 ≥ 1470.0	Longhole
	MCF	4.79	0	0	0	0	0	30,136	0
	Total		0	0	0	0	0	30,136	0

Table 18.4

Mine Production Schedule – Years 8 to 13

Level	Mining Method	Thickness (m)	Production Year
			8	9	10	11	12	13
1870.0 ≥ 1920.0	Longhole	1.55						40,823
	MCF
	Total		0	0	0	0	0	40,823
1820.0 ≥ 1870.0	Longhole	1.83	0	0	0	0	0	0
	MCF	3.29	0	0	0	0	0	0
	Total		0	0	0	0	0	0
1770.0 ≥ 1820.0	Longhole	2.61	0	0	0	0	0	0
	MCF	4.15	0	0	0	0	0	0
	Total		0	0	0	0	0	0
1720.0 ≥ 1770.0	Longhole	5.19	0	0	0	0	0	0
	MCF	4.95	0	0	0	0	0	0
	Total		0	0	0	0	0	0
table continues…

18-17

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Level	Mining Method	Thickness (m)	Production Year
			8	9	10	11	12	13
1670.0 ≥ 1720.0	Longhole	6.78	0	99,862	193,712	193,712	45,067	0
	MCF	4.54	176,462	136,288	132,405	112,269	0	0
	Total		176,462	236,150	326,117	305,981	45,067	0
1620.0 ≥ 1670.0	Longhole	6.66	193,712	93,850	0	0	0	0
	MCF	4.54	0	0	0	0	0	0
	Total		193,712	93,850	0	0	0	0
1570.0 ≥ 1620.0	Longhole	8.01	0	0	0	0	0	0
	MCF	5.05	0	0	150,000	324,019	436,288	188,588
	Total		0	0	150,000	324,019	436,288	188,588
1520.0 ≥ 1570.0	Longhole	9.82	100,000	100,000	100,000	100,000	248,645	86,136
	MCF	5.36	150,000	300,000	153,883	0	0	0
	Total		250,000	400,000	253,883	100,000	248,645	86,136
1470.0 ≥ 1520.0	Longhole	7.90	0	0	0	0	0	0
	MCF	4.79	109,826	0	0	0	0	0
	Total		109,826	0	0	0	0	0
1420.0 ≥ 1470.0	Longhole
	MCF	4.79	0	0	0	0	0	0
	Total		0	0	0	0	0	0

18-18

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18.5

Ore Production by Year – Years 1 to 7

Mining Method		Units	Production Year
			1	2	3	4	5	6	7
Longhole	Tonnes	t	293,712	293,712	293,712	293,712	293,712	293,712	293,712
	Ag	g/t	884	826	638	676	533	519	515
	Au	g/t	1.78	1.54	2.32	2.21	2.10	1.83	1.68
	Zn	%	2.60	1.92	3.99	2.47	3.63	3.44	3.34
	Pb	%	1.23	0.97	4.04	2.50	3.26	2.77	2.52
	Average NSR	US$/t	$247	$223	$241	$220	$205	$192	$186
MCF	Tonnes	t	436,288	436,288	436,288	436,288	436,288	436,288	436,288
	Ag	g/t	796	802	707	671	555	468	511
	Au	g/t	1.43	1.37	1.19	1.18	1.05	1.29	1.49
	Zn	%	3.39	3.29	3.20	3.25	3.03	3.47	3.82
	Pb	%	1.51	1.48	1.66	1.74	1.70	2.05	2.48
	Average NSR	US$/t	$233	$232	$211	$204	$175	$167	$186
Total	Tonnes	t	730,000	730,000	730,000	730,000	730,000	730,000	730,000
	Ag	g/t	832	811	679	673	546	488	512
	Au	g/t	1.57	1.44	1.65	1.60	1.47	1.50	1.57
	Zn	%	3.07	2.74	3.52	2.93	3.27	3.46	3.63
	Pb	%	1.40	1.27	2.62	2.05	2.33	2.34	2.49
	Average NSR	US$/t	$239	$229	$223	$210	$187	$177	$186

18-19

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18.6

Ore Production by Year – Years 8 to 13 and Total for All Years

Mining Method		Units	Production Year						Total
			8	9	10	11	12	13
Longhole	Tonnes	t	293,712	293,712	293,712	293,712	293,712	126,959	3,651,503
	Ag	g/t	521	619	712	712	440	300	621
	Au	g/t	1.78	1.74	1.71	1.71	1.89	1.38	1.84
	Zn	%	3.45	3.33	3.22	3.22	3.23	2.21	3.12
	Pb	%	2.60	2.02	1.48	1.48	1.87	1.36	2.20
	Average NSR	US$/t	$190	$204	$217	$217	$166	$115	$206
MCF	Tonnes	t	436,288	436,288	436,288	436,288	436,288	188,588	5,424,044
	Ag	g/t	432	443	424	389	281	281	531
	Au	g/t	1.47	1.48	1.50	1.52	1.50	1.50	1.38
	Zn	%	3.88	4.04	3.60	3.09	2.76	2.76	3.38
	Pb	%	2.45	2.52	2.23	1.88	1.60	1.60	1.93
	Average NSR	US$/t	$169	$174	$164	$149	$120	$120	$180
Total	Tonnes	t	730,000	730,000	730,000	730,000	730,000	315,547	9,075,547
	Ag	g/t	468	514	540	519	345	289	567
	Au	g/t	1.59	1.59	1.59	1.60	1.66	1.45	1.56
	Zn	%	3.71	3.76	3.45	3.14	2.95	2.54	3.28
	Pb	%	2.51	2.32	1.93	1.72	1.71	1.50	2.04
	Average NSR	US$/t	$178	$186	$185	$176	$138	$118	$190

18-20

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.1.7

MINE SERVICES

VENTILATION

The ventilation system designed for the Valdecañas mine is an exhaust system delivering air at approximately 287 m3/s.  One main intake fan and one main exhaust fan located on surface at the collar of the ventilation raises, and a number of auxiliary fans, will control the primary ventilation circuit for full production at 2,350 t/d.  During production, fresh air will be downcast through the intake ventilation raise and the main ramp, and up-cast through the exhaust ventilation raise.

The ventilation system designed for the Valdecañas underground mine is consistent with regulations applied by the Mexican occupational health and safety standards (Mexico-Nom-023-Stps-2003) and Canadian standards.  The mine ventilation requirements were derived from the diesel equipment list and based on the requirement of 0.06 m3/s/kW.  Air velocity is restricted on haulage levels to a minimum of 0.25 m/s and a maximum of 6 m/s.

Airflow in the mine will be controlled by ventilation regulators and, if necessary, doors placed appropriately for the mining taking place at any time.  These will be double-door airlock-type to allow vehicle passage without interrupting mine ventilation.

A utilization factor was applied to the diesel-electric-hydraulic equipment.  Ventilation losses are included at 20% of the total ventilation requirements.

Table 18.7

Ventilation Air Requirements

Equipment Detail	Units	Qty	HP	kw	Utilization	Total hp	Total kW
Jumbo (1 boom)	ea.	1	74	55	10%	7	6
Jumbo (2 boom)	ea.	2	99	74	10%	20	15
Longhole DTH Drill	ea.	1	99	74	10%	10	7
Rockbolter	ea.	2	74	55	20%	29.6	22
Cablebolter	ea.	1	149	111	20%	30	22
LHD, 5.4 m3 (14 t)	ea.	1	325	242	100%	325	242
LHD, 4.6 m3 (10 t)	ea.	4	295	220	100%	1180	880
LHD, 3.0 m3 (7 t)	ea.	1	201	150	100%	201	150
Haulage Truck (50 t)	ea.	5	525	391	100%	2625	1957
Grader	ea.	1	200	149	50%	100	75
ANFO Loader	ea.	2	125	93	50%	125	93
Explosive Truck	ea.	1	150	112	20%	30	22
Mechanics Truck	ea.	1	125	93	30%	37.5	28
Supervisor/Engineering Vehicle	ea.	3	125	93	20%	75	56
Electrician Vehicle - Scissor Lift	ea.	1	125	93	30%	37.5	28
table continues…

18-20

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Equipment Detail	Units	Qty	HP	kw	Utilization	Total hp	Total kW
Survey Vehicle	ea.	1	125	93	20%	25	19
Mine Engineering Vehicle	ea.	1	125	93	20%	25	19
Scissor Lift	ea.	3	149	111	20%	89.4	67
Personnel Carrier	ea.	4	200	149	20%	160	119
Fuel/Lube Truck	ea.	1	150	112	20%	30	22
Flatbed with Crane	ea.	1	150	112	120%	180	134
Total hp	hp					5,342	3,983
Ventilation Requirement per hp (Mexican Standard)	m3/min		2.13			11,378
20% Losses	m3/min		20%			2,276
Total Ventilation Requirements	m3/min					13,654
Total Ventilation Requirements	m3/s					228
Conversion Faction from m3/ft3	m3/ft3		0.0283		cfm	482,470
Total kW	kW						3,983
Total Utilization	%						100%
Ventilation Requirement per kW (Ontario Standard)	m3/s		0.06				239
20% Losses	%		0.2				48
Total Ventilation Requirements	m3/s						287
Conversion Faction from m3/ft3	m3/ft3		0.0283		cfm		608,075

Auxiliary fans will maintain between 30 m3/s and 40 m3/s airflow in the development headings.  This airflow rate is required to dilute and remove exhaust from the 10 t LHD, 50 t haul truck, and double-boom jumbo.

The development ventilation system is designed to distribute air for a 1,000 m-long opening.  The 75 hp fans and twin 1.2 m diameter duct has been selected for the auxiliary ventilation during development.

UNDERGROUND ELECTRICAL POWER DISTRIBUTION SYSTEM

The major electrical power consumption in the mine will be from the following:

•

main and auxiliary ventilation fans

•

drilling equipment

•

mine dewatering pumps

•

underground maintenance shop.

High voltage cable will enter the mine via the main decline and be distributed to electrical sub-stations located on each sublevel.  The power cables will be

18-21

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

suspended from the back of development headings.  All equipment and cables will be fully protected to prevent electrical hazards to personnel.

High voltage power will be at 13.8 kV or 4.16 kV, and reduced to 440 V at electrical sub-stations.  All power will be three-phase.

Lighting and convenience receptacles will be single phase 127 kV power.

UNDERGROUND COMMUNICATION SYSTEM

A leaky feeder communication system will be installed as the communication system for mine and surface operations.  Telephones will be located at key infrastructure locations such as the underground maintenance shop, electrical sub-stations, refuge areas, lunchrooms, and pumping stations.

Key personnel (such as mobile mechanics, crew leaders, and shift bosses) and mobile equipment operators (such as loader, truck, and utility vehicle operators) will be supplied with an underground radio for contact with the leaky feeder network.

EXPLOSIVES AND STORAGE HANDLING

Explosives will be stored on surface in permanent magazines.  Detonation supplies (NONEL and electrical caps, detonating cords, etc.) will be stored in a separate magazine on surface.

Underground powder and cap magazines will be prepared on the 1720 level.  Day boxes will be used as temporary storage for daily explosive consumption.

Explosives will be transported from the surface magazines to the underground magazines in mine supply trucks.

ANFO will be used as the major explosive for mine development and production.  Packaged emulsion will be used as a primer and for loading lifter holes in the development headings.  Smooth blasting techniques are recommended in development headings, with the use of trim powder for loading the perimeter holes.

During the pre-production period, blasting in the development headings will be performed at anytime during the shift when the face is loaded and ready for blast.  All personnel underground will be required to be in a designated Safe Work Area during blasting.  After the pre-production period, a central blast system will be used to initiate blasts for all loaded development headings and production stopes at the end of the shift.

FUEL STORAGE AND DISTRIBUTION

The underground mobile equipment has a fuel consumption rate of approximately 11,305 L/d.

18-22

Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Haulage trucks, LHDs, and all auxiliary vehicles will be fuelled at fuel stations.  The fuel/lube cassette will be used for the fuelling/lubing of face equipment.

COMPRESSED AIR

Compressed air at the underground operation will be used for:

•

blasthole cleaning

•

jackleg and stoper drilling

•

ANFO loading

•

secondary pumping with pneumatic pumps

•

miscellaneous pneumatic tools.

The jumbos and scissor lifts with ANFO loaders will be equipped with their own compressors.  One portable compressor will be required to satisfy compressed air consumption for miscellaneous underground operations such as jackleg drilling, etc.

No reticulated compressed air system will be required.

WATER SUPPLY

Industrial-quality water will be distributed in 100 mm and 50 mm diameter pipelines throughout the underground workings for drilling equipment, dust suppression, and fire fighting.  Flexible hoses will be used to connect water pipelines to drilling equipment at working faces.

A water tank located on surface near the main access decline will provide fresh and fire water.  Fresh water will be obtained from a series of wells.

MINE DEWATERING

The main sources of water inflow to the underground mine will be groundwater, drainage from hydraulic backfill, and water from drilling operations.  There is currently no information available on the required water quantities to be pumped.  A hydrogeological study is required to estimate underground water inflow rates.

The main sump will typically be a two-bay design to allow suspended solids to settle out of the water before pumping.  It will be located on the 1720 m level.  Another permanent sump will be located at the bottom of the mine at 1470 m elevation.

Water will be pumped from the main sump by a high-pressure pump through a 6" diameter steel pipe to the final tailing pump box on surface.  It might require a few pumping stages.  Each sump will be equipped with two high-head submersible pumps – one for operation and one on standby.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Old remuck bays will be utilized as temporary sumps at 150 m intervals during main access ramp development.

TRANSPORTATION OF PERSONNEL AND MATERIALS UNDERGROUND

Supplies and personnel will access the underground via the main access decline.

Four personnel carriers will be used to shuttle staff from surface to the underground workings and back during shift changes.  Supervisors, engineers, geologists, and surveyors will use diesel-powered pickup trucks as transportation underground.  Mechanics and electricians will use the mechanics’ truck and maintenance service vehicles.

A boom deck truck with a 10-t crane will be used to move supplies, drill parts, and other consumables from surface to active underground workings.

UNDERGROUND CONSTRUCTION AND MINE MAINTENANCE

A mine service crew will perform the following:

•

mine maintenance and construction work

•

ground support control and scaling

•

road checking and maintenance

•

construction of ventilation doors, bulkheads, and concrete work

•

mine dewatering

•

safety work.

An underground grader and scissor lift will be utilized to maintain the main declines and active work areas.

EQUIPMENT MAINTENANCE

Mobile underground equipment will be maintained in an underground mechanical shop located on the 1770 level.

The maintenance shop will contain the following:

•

five maintenance bays (two heavy repair crane bays and three service bays) equipped with overhead and jib cranes

•

tire repair bay

•

welding bay

•

electrical bay

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

lube and wash bay

•

warehouse

•

office.

A maintenance supervisor will provide a daily maintenance work schedule, ensure the availability of spare parts and supplies, provide management and supervision to maintenance crews, and provide training for the maintenance workforce.

A maintenance planner will schedule maintenance and repair work, as well as provide statistics of equipment availability, utilization and life cycle, mine efficiency, and personnel utilization.  A computerized system using proprietary software will facilitate planning.

The equipment operators will provide equipment inspection at the beginning of the shift and perform small maintenance and repairs as required.  A mechanics truck will be used to perform emergency repairs underground.  Major rebuild work will be conducted off site.

MINE SAFETY

Fire Prevention

Fire extinguishers will be provided and maintained in accordance with regulations and best practices at all electrical installations, pump stations, service garages, fuelling stations, and wherever a fire hazard exists.

A suitable number of fire extinguishers will be provided and maintained at each stationary diesel motor, transformer substation, and any splitter panel.  Every vehicle will carry at least one fire extinguisher of adequate size and proper type.

Underground mobile vehicles will be equipped with automatic fire suppression systems.

A mine-wide stench gas warning system will be installed at the main intake mine entries to alert underground workers in the event of an emergency.

Mine Rescue

A mine rescue Emergency Response Plan will be developed, kept up to date, and followed in an emergency.

Two fully trained and equipped mine rescue teams will be established.  A mine rescue room will be provided in the administration building.  A trailer with mine rescue equipment and a foam generator will be located on site.  The mine rescue teams will be trained for surface and underground emergencies.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Refuge Station

The portable refuge stations will be provided in the main underground work areas.  The refuge stations will be equipped with compressed air, potable water, and first aid equipment; they will also be supplied with a fixed telephone line and emergency lighting.  The stations will be capable of being sealed to prevent the entry of gases.  A plan of the underground workings showing all exits and the ventilation plan will be provided.

The refuge station locations will move as the working areas advance, eliminating the need to build new refuge stations.

Emergency Egress

The main access decline will provide primary access and an emergency winching system; ladderways in the intake ventilation raise will provide auxiliary exits.  The ventilation raise will have a dedicated manway for personnel to travel between levels in case of emergency, providing the secondary exit.

Dust Control

Broken ore will be wet down after blasting and during production using sprays on the extraction level.

18.1.8

MINE EQUIPMENT

UNDERGROUND EQUIPMENT

Criteria used in the selection of underground mining equipment include:

•

mine production rate

•

ventilation requirements

•

capital cost

•

mining method

•

orebody dimensions.

Table 18.8 lists underground mobile equipment by type and quantity.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18.8

Underground Mobile Equipment List

Equipment	Quantity
Drilling Equipment
Jumbo (1 boom)	1
Jumbo (2 boom)	3
Rockbolter	3
Cablebolter	1
Longhole Drill	2
Secondary Breaking System	1
Exploration Drill	by contractor
Loading & Hauling Equipment
Truck Loading LHD (14 t)	2
Development/Production LHD (10 t)	5
Development/Production LHD (7 t)	1
Haulage Truck (50 t)	6
Service Vehicles
Grader	1
Explosive Truck	2
Mechanics Truck	1
Fuel/Lube Truck	1
Supervisor/Engineering Vehicle	3
Electrician Vehicle - Scissor Lift1393	1
Scissor Lift	3
Survey Vehicle	1
Mine Engineering Vehicle	1
Personnel Carrier	4
Flatbed with Crane	1
Forklift	2

18.1.9

PERSONNEL

The mining employees at the Valdecañas underground operation are divided into two categories: salaried personnel and hourly labour.  The personnel requirement estimates are based on the following:

•

a 2,350 t/d production rate

•

the production schedule

•

a crew rotation of three 8-h shifts per day

•

a 6-day week

A mining contractor will begin work in the pre-production development stage of the mine life to allow time for the Owner to recruit staff for the project.  The labour and

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

personnel requirements described in this section do not include pre-production development, which will be performed by the contractor.

Underground staffing requirements peak at 292 personnel during full production, including 37 technical and supervisory staff, 183 mine operating staff, and 72 mine maintenance labour.

Table 18.9 lists salaried personnel requirements including engineering, technical, and supervisory staff.

Table 18.9

Technical and Supervisory Staff

Quantity
Staff Mine Operation
Mine Superintendent	1
Mine Supervisor/Shift Boss (Development)	3
Mine Supervisor/Shift Boss (Production)	6
Chief Mining Engineer	1
Senior Mine Engineer	1
Mine Engineer/Planner	2
Chief Geologist	1
Senior Geologist	2
Shift Geologist	3
Geologist Technician	3
Mine Rescue/Safety Officer	1
Mine Technician/CAD Operator	1
Chief Surveyor	1
Surveyor	3
Surveyor Helper	3
Total Operating Staff	32
Staff Mine Maintenance
Maintenance Superintendent	1
Maintenance Planner	1
Mechanical Foreman	1
Electrical Foreman	1
Light Mechanic	1
Total Mine Maintenance Staff	5
Total Mining Staff	37

Hourly personnel (Table 18.10) were estimated based on production and development rates, operation productivities, and maintenance requirements.  Personnel productivities were estimated for all main activities by developing cycle times for each operation.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18 .10

Hourly Labour

Production	Method	Shift	Total
Development Driller	Development	2	6
Development Driller Helper	Development	2	6
Development Scoop	Development	2	6
Development Truck	Development	2	6
Development Blaster	Development	1	3
Blaster Helper	Development	2	6
Production Drillers	MCF	1	3
Production Drill Helpers	MCF	1	3
Production Blaster	MCF	1	3
Blaster Helper	MCF	2	6
Backfill Crew	MCF	3	9
Production Drillers	Longhole	1	3
Production Drill Helpers	Longhole	1	3
Production Blaster	Longhole	1	3
Blaster Helper	Longhole	2	6
Bolter	MCF	2	6
Helper	MCF	2	6
Bolter	Longhole	1	3
Helper	Longhole	1	3
Cablebolter	Longhole	1	3
Helper	Longhole	1	3
Haulage
Scoop-loader Operators	MCF	2	6
Scoop-loader Operators	Longhole	2	6
Scoop-loader Operators	Truck loading	1	3
Truck Drivers		5	15
Mine Services & Safety
Service Crew		4	12
Grader Operators		1	3
Utility Vehicle Operator/Nipper		2	6
General Labourer		12	36
Sub-total Mine Operating		61	183
Maintenance
Electrician		1	3
Mechanic		5	15
Mechanic Helper		10	30
Millwright		2	6
Millwright Helper		2	6
Tool Crib		2	6
Welder		2	6
Sub-total Mine Maintenance		24	72
Total Mine Operating		85	255

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.1.10

UNDERGROUND MINING CAPITAL COST

All mining capital costs are expressed in US dollars with no allowance for escalation or interest during construction.  The estimate has been prepared at a scoping study level, which is considered to be ±35% level of accuracy.

The capital cost estimate is based on the following:

•

basic equipment list

•

in-house database

•

Western Mining estimation references

•

preliminary project development plan.

The mining equipment capital cost estimate includes the purchase of permanent mining equipment required for production.  It is estimated that underground production will start in Year 4, when all pre-production development will be completed by the contractor and all mine services will be established.

The underground mining equipment capital cost is estimated at US$28.281 M.

It is assumed that all pre-production development will be performed by a contractor.  The pre-production development cost is based on the following:

•

required amount of underground development

•

contractor rates of $4,500/m have been assumed for all ramp and level development

•

contractor mobilization to the mine site.

The waste development cost during the production period is included in the sustaining capital cost as ongoing capital access development cost.  It is assumed that, during production, ramp and lateral capital development will be performed by the Owner’s jumbo crews, but inclined raise development will continue to be performed by a contractor.  Ore development is included in the mining operating cost.

The pre-production development capital cost was estimated at US$36.684 M (Table 18.11).

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 18 .11

Mining Pre-production Capital Cost Summary

Summary	Total (US$)
Development	36,684,000
Underground Mobile Equipment	24,603,913
Ventilation	560,000
Mine Dewatering	451,250
Underground Fuel Storage & Delivery	105,387
Underground Waste Backfill	250,000
Underground Electrical	811,250
Communication	150,000
Safety	544,335
Underground Engineering Equipment	280,000
Underground Explosives Storage	44,900
Underground Mechanical Shop	775,000
Total Mine Pre-production Capital Cost	$65,260,035

18.2

PROCESS PLANT

18.2.1

MILL SERVICES

The mill services generally consist of the following:

•

water supply and distribution

•

air supply and distribution

•

building services.

WATER SUPPLY AND DISTRIBUTION

Process Water System

The process water system is discussed in Section 16.0.

Fresh and Fire Water

There will be a combination fresh/fire water tank located outdoors adjacent to the process plant facilities.

The upper portion of the tank will be for fresh water supplied from the fresh water pumps.  Fresh water is distributed by a pump for start-up and emergency purposes, gland seal water, reagents, flotation cleaning stages, process water make up, and potable water.  Gland seal water is pumped separately from the fresh water tank to

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

all the process slurry pumps inside the processing plant.  The lower portion of the tank will hold a dedicated quantity of water for fighting fires.  This tank will be equipped with a vented roof.  Fire water will be piped to all main facilities to connect with buried underground fire water ring mains around each of the facilities.

Potable Water System

Distributed fresh water is collected in a potable water storage tank located within the process plant.  The water is pumped from this tank through a hydro chlorinator and into a distribution piping ring to serve all the potable water users in all facilities including the processing plant.  The main users of potable water include the plant workshop, the administration building, washrooms, and safety showers in the processing area.

AIR SUPPLY AND DISTRIBUTION

Air supply and distribution is discussed in Section 16.0.

BUILDING SERVICES

Heating and Ventilation

The administration building will be provided with air conditioning systems, as well as local exhaust systems.

The service areas of the maintenance complex will be provided with ventilation systems, exhaust fans, and make up air units.  The warehouse area will be provided with exhaust fans.

The assay laboratory will be provided with dust collection systems in the sample preparation area as well as local laboratory exhaust systems.

Dust Control

Dust control will be provided with aspirated systems, with dust hoods and ducting being connected to dry dust collectors at the following locations:

•

primary crushing

•

stockpile reclaim area.

Water sprays will be utilized at the truck dump pocket and at the feed to the coarse ore stockpile.

The fines from the dust collectors will be collected in separate tote bins for manual transportation back into the process.

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Fire Protection

The plant site will be provided with a fire protection system comprised of the following:

•

A fresh/fire water tank will be located adjacent to the processing plant facilities.  The tank will hold a dedicated quantity of water for fighting fires.

•

Fire water will be pumped to all main facilities to connect with buried underground fire water ring mains around each of the facilities.  Each of these buried ring mains will carry water to a network of fire hydrants located around the buildings and to riser pipes feeding indoor wall hydrants, sprinkler systems, and hose stations.  The ring mains will include isolating valves strategically located such that any potential fire could be fought with water from more than one direction.

•

In addition, all buildings will be equipped with hand held fire extinguishers of two types.  General purpose extinguishers will be provided for inside plant areas and dry-type extinguishers for inside electrical and control rooms.

18.3

SITE INFRASTRUCTURE

Site infrastructure and ancillary facilities will comprise the following and are designed to conform to locally available materials and methods of construction:

•

administration building

•

maintenance/warehouse

•

propane storage

•

open storage area

•

truck wash

•

mine dry

•

canteen

•

assay laboratory

•

fuel storage and distribution

•

power supply and distribution

•

communications systems

•

waste disposal and sewage

•

site access road.

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18.3.1

ADMINISTRATION BUILDING

The administration buildings will provide a working space for management, supervision, geology, engineering, and other operations support staff.

18.3.2

MAINTENANCE/WAREHOUSE

A maintenance/warehouse facility is provided to service the mobile equipment and for storage of equipment spares.  The maintenance area includes an overhead crane and is fully equipped including lube racks, washer system, etc.

18.3.3

PROPANE STORAGE

An open area with a slab on grade has been provided to accommodate propane storage.

18.3.4

OPEN AREA STORAGE

A fenced-off open storage area is provided for equipment and materials that can be stored outside.

18.3.5

TRUCK WASH

Trucks will be washed in an open area, complete with slab on grade and plastic side panel framing.  It comprises a truck wash machine and oil water separator.

18.3.6

MINE DRY

A separate mine dry facility is provided, which includes lockers and shower facilities.

18.3.7

CANTEEN

Canteen facilities include cooking and dining facilities.

18.3.8

ASSAY LABORATORY

A small facility has been included to house the laboratory facilities.

18.3.9

FUEL STORAGE AND DISTRIBUTION

Fuel will be transported to site and stored at a Petroleos Mexicanos (PEMEX) owned and operated station located adjacent to the maintenance facility.  The pumping station allows for vehicle refuelling.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.3.10

POWER SUPPLY AND DISTRIBUTION

Electrical power to the mine site is via a 5 km long, 115 kV overhead transmission line.  The utility supply point is from a local utility substation.

A new step-down substation located at the mine site will reduce the voltage to 13.8 kV to be used as the plant’s main distribution voltage level.

The mine’s incoming substation includes the utility equipment (primary disconnecting means and main transformer) and a secondary 15 kV switchgear line-up that provides the means to selectively distribute power to the various plant areas.

The power distribution method to load areas will be either by overhead power line for the more distant loads or by a 15 kV cable system for loads that are relatively close by.

Each plant area, where loads are logically grouped, will be provided with an electrical room where the 13.8 kV distribution voltage will be stepped down to the utilization voltages of 4.16 kV and 480 V.  The plant power system design includes 4.16 kV switchgear and motor control equipment with 480 V motor control centres (MCCs) provided for smaller motor loads.

Local emergency generators are included to provide standby power to equipment that is designated as critical, including mining ventilation.  A Critical Process MCC is provided in each electrical room (where critical loads are identified) and connected to the area stand-alone generator such that, should utility power fail, the critical equipment can be restarted after the generator start up time.

18.3.11

COMMUNICATIONS SYSTEMS

COMMUNICATION SYSTEM

The site communications systems will be supplied as a design build package.  The base system will be installed during the construction period then expanded to encompass the operating plant.

Various parts of the operation will be connected together through a site telephone system.  Two-way radios will be used for communication between supervisors, mobile equipment operators, crusher operators, and conveyor operators.

FIBRE OPTIC NETWORK

A fibre optic network will be installed around the site to facilitate plant control system and communication between process areas.  Generally, the network routing will follow that of the site power distribution.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

PLANT CONTROL SYSTEM

A programmable logic controller (PLC)-based system will be provided for monitoring and control of the entire plant.  PLC input/output (I/O) cabinets located in electrical rooms throughout the plant will be used to interface with all field instrumentation, equipment, and motor controls.  Starting and stopping of equipment and set-point changes will be done via PC-based operator workstations located in at the primary crushing control room and the mill building control room.

18.3.12

WASTE DISPOSAL

SOLID WASTE DISPOSAL

Hydrocarbon wastes such as used oil and lubricants, oil filters, rags, and hydrocarbon-contaminated soil are expected to make up the major proportion of hazardous wastes generated during project life.  Used oil and lubricants will be sent to an authorized recycling facility, and oil filters and rags will be incinerated by an authorized facility.  Soil remediation facilities will be constructed on site to manage oil-contaminated soils and sludge from wash pad facilities.

Other hazardous wastes such as batteries, certain lamps, and pathological wastes are expected to be generated in small quantities, and will be sent to an authorized facility for disposal.

Recyclable wastes including scrap metal, glass, wood, paper, and plastics will be reused within the project to the extent possible, and the remainder sorted and then transferred to external recycling facilities.

SEWAGE

The sewage facility comprises a series of tile septic fields.

18.3.13

SITE ACCESS ROAD

Road access is good and easily accessible all year round with paved highways extending to within 20 km (12 miles) of the centre of the property.  Most large items, assay labs, and air transportation are available in the city of Zacatecas.  The required driving time from Zacatecas is approximately one hour traveling along all-weather roads.

18.4

ENVIRONMENTAL CONSIDERATIONS

The Valdecañas Project is an undeveloped exploration project.  Exploration work carried out on the property includes line ground and airborne geophysical surveying,

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

prospecting, and diamond drilling.  The surface disturbances arising from that work are considered minimal.

There are no known native rights issues concerning the project area.

The authorities are aware of vandalized cave paintings situated on the property but their presence has not raised issues during permitting.

Minera Juanicipio has advised Wardrop that the joint venture has obtained and complied with all applicable permit requirements to conduct mineral exploration on the Juanicipio concession.

18.5

TAXES

In Mexico, companies are subject to a corporate tax (ISR) with a maximum rate of 28% that must be paid annually on its taxable profits.

To calculate these profits, they must deduce certain allowed expenses (cost and/or expenses strictly necessary to the company’s operations) from the total accruable gross income.  This tax is paid through monthly provisional payments that will be credited against the annual income tax.  There is also the Unique Rate Corporate Tax (IETU) that is calculated over the cash flows; the rate for 2009 is 17%.  This tax is reduced by the ISR of the period and if there is any remaining tax, it should be paid in the period.

18.6

CAPITAL COST ESTIMATE

18.6.1

INTRODUCTION

The Valdecañas Project Scoping Study CAPEX was developed to an accuracy of ±35%.  The CAPEX consists of four main parts: direct costs, indirect costs, contingency, and Owner’s costs.  All costs in this section are presented in US dollars.

As of May 2009, the CAPEX for the project is US$216,982,564.  The estimate is subject to qualifications, assumptions, and exclusions, as detailed in this report.

The Valdecañas Project capital cost summary is provided in Table 18.12.  The detailed CAPEX is available in Section 3.0 of this report’s supporting documentation.

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Table 18 .12

Summary of Project Capital Costs

Area	Cost (US$)
Direct Works
A – Overall Site	14,349,870
B – Mining	65,260,035
C – Crushing	3,990,204
D – Coarse Ore Stockpile and Reclaim	4,397,502
E – Process	36,198,108
F – Tailings and Water Management	7,450,037
G – Site Services and Utilities	2,559,031
J – Ancillary Buildings (Mine Site)	4,335,947
K – Plant Mobile Fleet	2,317,590
M – Temporary Services (Mine Site)	4,080,500
Direct Works Subtotal	144,938,825
Indirects
X – Project Indirects	40,106,961
Y – Owner’s Costs	9,580,779
Z – Contingencies	22,356,000
Indirects Subtotal	72,043,739
Total Project CAPEX	US$216,982,564

18.6.2

PROJECT AREAS

The estimate has been assembled and coded based on the project specific work breakdown structure (WBS) outlined in Table 18.13.  These areas are in the scope of work for the CAPEX unless otherwise noted.

Table 18 .13

WBS for Project Areas

PROJECT AREAS
A – Overall Site
A1	Plant Site and Roads
A2	Power Supply and Distribution
A3	Control System
A4	Communication
A5	Yard Lighting
B – Mining
B1	Underground Mining Development
B2	Underground Mobile Equipment
B3	Underground Equipment
B4	Underground Fuel Storage and Delivery
B5	Underground Backfill
table continues…

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

PROJECT AREAS
B6	Underground Dewatering
B7	Underground Electrical
B8	Underground Communication
B9	Underground Safety
B10	Underground Engineering Equipment
B11	Underground Explosives Storage
B12	Underground Maintenance Shop
C – Crushing
C1	Primary Crushing
D – Fine Ore Storage and Conveyance
D1	Crushed Ore Stockpile and Reclaim
E – Grinding and Flotation
E0	Mill Enclosure
E1	Grinding & Classification
E2	Lead Flotation & Regrind
E3	Copper Flotation (not included)
E4	Zinc Flotation & Regrind
E5	Concentrate Dewatering & Loadout
E7	Reagents
F – Tailings
F1	Tailings Thickening
F2	Tailings Filtration & Paste Backfill
F5	Process Water Reclaim
F6	Tailings Storage Facility
F7	Tailings Storage Water Management
G – Site Services and Utilities
G1	Process Water
G2	Potable Water
G3	Gland Water
G4	Fresh/Fire Water Storage & Distribution
G5	Plant & Instrument Air
G6	Sewage Collection & Treatment (Tile Fields)
J – Ancillary Buildings
J1	Administration Building
J2	Mine Dry
J3	Canteen
J5	Maintenance/Warehouse Complex
J6	Assay Laboratory
J7	Tire Change & Oil Separator
J8	Propane Storage
J9	Open Storage Area
J10	Fuel Storage & Distribution
table continues…

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

PROJECT AREAS
J12	Truck Wash
K – Plant Mobile Fleet
K1	Plant Mobile Fleet
M – Temporary Services
M1	Construction Camp
M2	Catering and Housekeeping (Included In Labour Rates)
X – Project Indirects
X1	Construction Indirects
X2	Spares
X3	Initial Fills
X4	Freight and Logistic
X5	Commissioning and Pre-operational Start-up
X6	EPCM
X7	Vendors
Y – Owner's Costs
Y1	Owner's Costs
Z – Contingencies
Z1	Contingency

18.6.3

ESTIMATE ORGANIZATION

The CAPEX is assembled and coded with a hierarchical WBS of Major Area, Area, and Section numbers as follows:

X99	99	99.99
Area	Section	Sequence

The area coding is based on the area numbering system described in Section 18.6.2 and the section codes are shown in Table 18.14.

Table 18 .14

Section Codes

Direct Works
2	Earthworks
4	Civil
6	Concrete
8	Structural Steel
10	Architectural
11	Platework
12	Mechanical
13	Piping
14	Building Services
table continues…

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Direct Works
17	Instrumentation and Controls
18	Electrical
20	Surface Mobile Equipment
40	Mining
42	Mining Mobile Equipment
Indirect
91	Construction Indirects
92	Spares
93	Initial Fills
94	Freight and Logistics
95	Commissioning and Pre-operational Start-up
96	EPCM
97	Vendors
98	Owners Costs
99	Contingency

18.6.4

SOURCES OF COSTING INFORMATION

The CAPEX is based on the following:

•

pricing from Minera Juanicipio

•

cost books such as RS Means and JS Page

•

Wardrop’s in-house database

•

costing from similar projects.

All equipment and material costs are included as free carrier (FCA) or free board marine (FOB) manufacturer plant and exclusive of spare parts, taxes, duties, freight, and packaging.  These costs, if appropriate, are covered in the indirect section of the estimate.

Equipment items are priced from in-house data or from recently updated pricing data from previous projects, unless the equipment was of a specialized nature.

18.6.5

QUANTITY DEVELOPMENT AND PRICING

All quantities were developed from conceptual general arrangement drawings, and are based on previous projects, process design criteria, process flow diagrams, and equipment lists.  Details on the respective discipline quantities are as described in the following sections.

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BULK EARTHWORK INCLUDING SITE PREPARATION

Bulk earthwork quantities are generated from rough grading designs using Autodesk Land Development Desktop/Civil Design.  Structural fill pricing is based on aggregates being produced at site utilizing a portable crushing and screening plant; the price of the aggregate plant is included in the CAPEX.

No allowances were included for bulking or material compaction as these were included in the unit price.

In the bulk earthwork estimate, Wardrop has made the following assumptions:

•

Clearing and grubbing was based on minimal clearing and grubbing requirements.

•

Stripping of topsoil is included at 300 mm depth.

•

Excavate and remove waste to original ground profile; it is assumed that this original ground profile is bedrock.

•

Rock excavation is included – 50% rippable, 50% drill and blast.

•

Surplus excavated material will be stockpiled on site.

•

All roads will have 200 mm thick surfacing material (minus 50) complete with 300 mm thick base (minus 300) and 1,500 mm thick sub-base.

CONCRETE

Concrete quantities were calculated from in-house data, current prices from previous projects, and are based on “neat” line quantities from engineering designs and sketches.  For designing purposes, designers have provided quantities to the estimator in the following breakdown:

•

lean concrete

•

concrete footings

•

concrete grade beams

•

concrete columns and pedestals

•

concrete walls

•

concrete slab on grade and curbs

•

concrete elevated slabs

•

concrete equipment bases

•

concrete sumps

•

anchor bolts

•

embedded metal

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•

rock anchors

•

grout.

Typically all concrete is based on 30 MPa with the exception of lean mix levelling concrete, which is 10 MPa.  Wardrop has assumed that a batching plant will be available on site and the batching cost is assumed to be $350 to $450/m3.

The total unit price for concrete includes supply (batched) formwork, rebar, placement, and concrete finishing.

STRUCTURAL STEEL

Steel quantities were calculated from in-house data and current prices from previous projects as follows:

•

light weight steel sections – 0 to 30 kg/m (tonnes)

•

medium weight steel sections – 31 to 60 kg/m (tonnes)

•

heavy steel sections – 61 to 90 kg/m (tonnes)

•

extra heavy steel sections – >90 kg/m (tonnes)

•

stairways (m) including platforms

•

grating (m2)

•

handrail comes with kickplate (m)

•

ladders (m).

The supply unit rates for fabricated steel ranges from $2,500 to $4,800/t depending on the above classification.

Craneage was included according to steel category, between $175 and $250/t.

Buildings were calculated in accordance with Mexican standards on a square metre footprint basis.

PLATEWORK AND LINERS

Quantities for all platework and metal liners for tanks, launders, pumpboxes, and chutes have been calculated from in-house data and current prices from similar projects.  Rubber lining for pumpboxes has been provided on a square metre basis.  Abrasion-resistant (AR) wear plate and rubber linings are included as appropriate.

PLUMBING AND DRAINAGE

The estimate was based on costs per square metre, calculated from in-house data based on building function and site-specific climatic conditions.

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HVAC AND FIRE PROTECTION

HVAC and fire protection were based on in-house data and current prices from previous projects.

DUST CONTROL

Dust control was based on in-house data and current prices from previous projects.

PIPING AND VALVES

The piping allowance was based on a percentage of the equipment cost relevant to each area.

ELECTRICAL

Electrical costs were included based on in-house data and current prices from previous projects.

INSTRUMENTATION

An allowance was included for the plant control system.

18.6.6

ESTIMATE SCOPE AND BASIS BY AREA

PROJECT AREAS

A1 – Overall Site

The scope for this area includes site grading, drainage, and roads surfacing to:

•

process, administration, and portal pads

•

conveyors

•

roads

•

allowance for access road to site boundary.

A2 – Power Supply and Distribution

Refer to Electrical portion of Section 18.6.5.

A3 – Control System

Refer to Instrumentation Section 18.6.5.

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A4 – Communications

The scope for this area includes:

•

phone system

•

satellite communication (voice and data)

•

local wireless communications

•

two-way radios

•

telecommunications tower

•

monthly broadband bandwidth rental.

A5 – Yard Lighting

An allowance has been provided for tower lights at six locations.

MINING

Mining costs are included as follows, with information supplied by Wardrop’s Mining division.

B1 – Underground Mining Development

The scope for this area includes:

•

jumbo drill crew

•

raise base crew

•

decline portals

•

lateral development

•

incline development

•

ore development

•

underground infrastructure.

B2 –Underground Mobile Equipment

The scope for this area includes:

•

drills

•

LHDs

•

trucks

•

explosives

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•

service vehicles.

B3 – Underground Equipment

The scope for this area includes equipment related to ore and waste handling, and ventilation.

B4 – Underground Fuel Storage and Delivery

The scope for this area includes:

•

mobile fuel station

•

dispensing

•

fire suppression system.

B6 – Underground Dewatering

The scope for this area includes pumps, piping, etc.  This system provides water to the project.

B7 – Underground Electrical

The scope for this area includes the power centre and distribution.

B8 – Underground Communication

The scope for this area includes a leaky feeder unit.

B9 – Underground Safety

The scope for this area includes refuge stations, gas monitoring systems, and mining personnel equipment.  A stench gas system is also installed at the portal.

B10 – Underground Engineering Equipment

The scope for this area includes surveying, mine design, and geology equipment.

B11 – Underground Maintenance Shop

The scope for this area includes overhead cranes and shops.

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PROCESS AREAS

C1 – Primary Crushing

The scope for this area includes:

•

structural steel and platforms

•

conveyors

•

mechanical equipment including platework and liners

•

percentage allowances for piping, instrumentation, fire protection, and electrical.

D1 – Crushed Ore Stockpile and Reclaim

The scope for this area includes:

•

detail excavation and concrete work for concrete reclaim and escape tunnels

•

structural steel and platforms

•

conveyors

•

mechanical equipment including platework and liners

•

percentage allowance for piping/fittings, dust collection, fire protection, instrumentation, and electrical.

E0 – Mill Enclosure

The mill enclosure is based on a steel frame structure, complete with roof cladding and fascia (no wall cladding).  The scope for this area includes:

•

excavation and concrete work

•

structural steel and platforms

•

roof and rain cover cladding

•

fire protection allowance

•

electrical allowance for all process areas.

E1 – Grinding and Classification

The scope for this area includes:

•

mechanical equipment including platework and liners

•

percentage allowances for piping and instrumentation.

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An electrical allowance is included in area E0.

E2 – Lead Flotation and Regrind

The scope for this area includes percentage allowances for piping and instrumentation.  An electrical allowance is included in area E0.

E3 – Copper Flotation

This area is not included in the scope of work.

E4 – Zinc Flotation and Regrind

The scope for this area includes:

•

mechanical equipment

•

pipings and fittings

•

field instruments.

The scope for this area also includes percentage allowances for piping and instrumentation.  An electrical allowance is included in area E0.

E5 – Concentrate Dewatering and Loadout

The scope for this area includes percentage allowances for piping and instrumentation.  An electrical allowance is included in area E0.

E7 – Reagents

This area includes mechanical equipment for the reagent systems.

The scope for this area also includes percentage allowances for piping and instrumentation.  An electrical allowance is included in area E0.

F1 – Tailings Thickening

This area includes thickener, pumps, tanks, and percentage allowances for piping and instrumentation.

F2 – Tailings Filtration and Paste Backfill

This area is not included in the scope of work.

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F5 – Process Water Reclaim

The scope for this area includes the reclaim water barge, pumps, and pipeline.  A percentage allowance has been included for area electrical motor wiring.

F6 – Tailings Storage Facility

The scope and costing for this area has been included based on in-house data and prices from previous projects.

G1 – Process Water

This area includes the process water tank and pumps.  The scope for this area also includes percentage allowances for piping, instrumentation, and electrical.

G2 – Potable Water

This area includes potable water tanks and pumps, as well as a chlorination system.  The scope for this area includes percentage allowances for piping, instrumentation, and electrical.

G3 – Gland Water

This area includes the gland water tank and pumps.  The scope for this area also includes percentage allowances for piping, instrumentation, and electrical.

G4 – Fresh/Fire Water Storage and Distribution

This area includes:

•

fresh/fire water tank and pumps

•

well pumps including civil work.

The scope for this area includes percentage allowances for piping and instrumentation.

G5 – Plant and Instrument Air

This area includes air compressors, and process and instrumentation filters and receivers.  The scope for this area also includes percentage allowances for piping, instrumentation, and electrical.

G6 – Sewage Collection and Treatment

An allowance has been included based on tile field systems.

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ANCILLARY BUILDINGS

J1 – Administration Building

The scope for this area includes:

•

one administration building

•

office furniture and conference room furniture

•

computer services

•

kitchenette.

J2 – Mine Dry

The scope for this area includes:

•

one mine dry building

•

lockers, benches, etc.

•

furniture allowance.

J3 – Canteen

The scope for this area includes:

•

one cook house

•

dining furniture

•

kitchen equipment.

J5 – Maintenance/Warehouse Complex

The scope for this area includes:

•

maintenance shop

•

warehouse

•

maintenance shop systems (fire protection, air piping, drain lines, PVC lines, hot and cold water piping, waste water collection, lube racks, windshield washer system, waste coolant system, etc.)

•

tire repair equipment including compressors, air dryer, and receivers

•

shop tools and equipment

•

overhead crane (15 t/5 t).

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J6 – Assay Laboratory

The scope for this area includes:

•

assay laboratory structure

•

an allowance for laboratory furniture and equipment.

J8 – Propane Storage

The scope for this area includes:

•

open area with slab on grade

•

propane storage tanks and distribution pumps.

J9 – Open Storage Area

This area includes:

•

open area

•

chainlink fence with gate and concrete posts.

J10 – Fuel Storage and Distribution

This area includes:

•

open area with slab on grade

•

fuel storage tanks and distribution pumps

•

fire protection.

J12 – Truck Wash

This area includes:

•

open area with slab on grade

•

plastic side panel and framing

•

pressure wash equipment.

K1 – Plant Mobile Fleet

This fleet includes:

•

passenger vans

•

pick-up trucks

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•

forklifts

•

grader

•

dozer

•

front-end loader

•

crane

•

backhoe

•

water truck.

TEMPORARY FACILITIES

M1 – Construction Camp

The cost of a 250-person construction camp for the construction crew is included as an allowance at $10,000/person.

M2 – Catering and Housekeeping

The cost of catering for the construction crew is included in the labour rate.

18.6.7

ESTIMATE BASE CURRENCY

The estimate has been prepared with US dollars as the base currency.  Foreign exchange rates, as noted below, are applied as required (Table 18.15).  The foreign currency rates are finalized as of April 2009.

Table 18 .15

Foreign Exchange Rates

Base Currency	Foreign Currency
US$1.00	Pesos$15.00
US$1.00	Cdn$1.20
US$1.00	Euro$0.75

18.6.8

LABOUR COST DEVELOPMENT

LABOUR RATE

A blended construction labour rate of US$15.00/h is utilized in the estimate, which includes the catering allowance.  This is based on hourly rates collected from in-house data and previous projects.

The calculation of the blended labour is as shown in Table 18.16.

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Table 18 .16

Labour Rate Calculation (May 15, 2009)

	US$/h	Weight by Trade		Ratio (%)	Blended (US$/h)
		%	$
Unskilled Labour
Earthworks	3.37	10	0.34
Concrete	6.83	25	1.71
Steel	5.11	25	1.28
Mechanical, Electrical, Instrumentation	6.83	40	2.73
Unskilled Labour Sub-total		100	6.06	65	3.94
Skilled Labour
Earthworks	15.26	10	1.53
Concrete	9.65	25	2.41
Steel	15.26	25	3.81
Mechanical, Electrical, Instrumentation	15.26	40	6.11
Skilled Labour Subtotal		100	13.86	35	4.85
Blended Labour Rate (before mark-up) Sub-total					$8.79
Add Contractor's Markup
Field Supervision		13.5			1.19
Site Trailers		1.0			0.09
Contractor Trucks		4.5			0.40
Transportation of Personnel		1.5			0.13
Small Tools less than $1,500		5.0			0.44
Consumables		2.5			0.22
Safety Supplies and Radio		8.0			0.70
Subtotal					$11.95
Home Office & Overhead Costs		15.0			1.79
Profit		10.0			1.19
Subtotal					14.94
All-in Blended Rate/Hour					US$15.00

The following activities are included in the rate:

•

contractors’ field supervision, which includes managers, general foremen, secretarial, and office personnel (overhead)

•

office supplies, running costs, and vehicle costs (overhead)

•

temporary facilities and utilities such as tool sheds, cribs, small equipment, maintenance facilities, power, water, and sewer (overhead)

•

small tools and consumables

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•

miscellaneous indirect costs such as power and water distribution, clean-up, safety supervision and protection, safety training, welder’s certification, etc. (overhead)

•

contractors’ profit and overhead included as a percentage including home office overhead costs and profit

•

sub-contractors mark-ups

•

all construction equipment, cranes, and incidental equipment rentals (see line items)

•

mobilization and demobilization costs (see Construction Indirects)

•

freight costs relating to contractors materials are included in the estimate line items

•

scaffolding rental (see Construction Indirects)

•

catering costs are included in the labour rate

•

travel time for personnel, if appropriate (see Construction Indirects).

The following labour rated items will be calculated separately and included in the Indirects section.

Labour Premiums

Scheduled site hours are 7 days x 10 hours = 70 hours (40 hours x 1 and 30 hours x 1.5).  Turn-arounds are based on 3 weeks in, 1 week out.

Labour Productivity

The labour man-hour included in the estimate is based on North American standard adjusted with a labour productivity factor of 2.

18.6.9

PROJECT INDIRECTS

Project Indirects include but are not limited to the following items.

X1 – CONSTRUCTION INDIRECTS

Construction indirects are based on a percentage of direct costs (9%) and include the following:

•

temporary services

•

miscellaneous equipment and craneage requirements (rentals)

•

garbage disposal

•

waste disposal

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•

sewage

•

surveying

•

first aid/medical

•

warehousing

•

bus transportation

•

personnel turn-around costs

•

safety

•

final clean-up.

X2 – SPARES

Allowances have been included for process (2%) and mining rolling stock (5%).

X3 – INITIAL FILLS

Initial fills for both process and mining are included.

X4 – FREIGHT AND LOGISTICS

The freight and logistics allowance included in the estimate is based on percentages of related equipment and materials.  A more accurate estimate for freight can be established when all details of equipment and materials are known.  Freight and logistics costs include:

•

land and ocean transportation

•

loading and offloading including craneage

•

marshalling yard

•

ocean transportation

•

customs duties and brokerage.

X5 – COMMISSIONING AND START-UP

The commissioning and start-up calculation is based on a rate of $125/h.  The process plant is based on 140 man-weeks and vendors are based on 50 man-weeks.

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X6 – EPCM

An EPCM allowance is calculated based on percentages of the direct costs and it includes:

•

engineering design

•

procurement, expediting, and inspection

•

contract administration

•

construction management and controls, contract controls

•

site trailers and vehicles

•

engineering support during construction and commissioning.

X7 – VENDORS

Vendor assistance during construction has been included.

Y1 – OWNERS COSTS

Owners costs will include:

•

home office

•

field and development

•

pre-operational costs

•

all risk insurance allowance of US$1M.

Z1 – CONTINGENCY

Contingency amounts included in the estimate are detailed in Table 18.17.

Table 18 .17

Allowances for Contingencies

Section	Description	Percentage
Direct Works
2	Bulk Earthworks	21
4	Civil	16
6	Concrete	15
8	Structural Steel	15
10	Architectural	14
11	Platework	13
12	Mechanical	12
13	Piping	20
table continues…

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Section	Description	Percentage
Direct Works (con’t)
14	Building Services	15
17	Instrumentation and Controls	15
18	Electrical	16
20	Surface Mobile Equipment	0
40	Mining	12
42	Mining Mobile Equipment	7
Indirects
91	Construction Indirects	10
92	Spares	0
93	Initial Fills	0
94	Freight and Logistics	10
95	Commissioning & Pre-operational Start-up	0
96	EPCM	10
97	Vendors	0
98	Owner Costs	10

18.6.10

EXCLUSIONS

The following items are excluded from the CAPEX:

•

working or deferred capital

•

financing costs

•

refundable taxes and duties

•

land acquisition

•

currency fluctuations

•

lost time due to force majeure

•

additional costs for accelerated or decelerated deliveries of equipment, materials, and services resultant from a change in project schedule

•

warehouse inventories other than those supplied in initial fills

•

any project sunk costs including this study

•

mine reclamation costs

•

mine closure costs

•

escalation beyond May 2009

•

Owner’s risks and exposure.

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18.7

OPERATING COST ESTIMATE

The operating cost estimate for the project is estimated at US$42.28/t milled as shown in Table 18.18.  The estimate is based on average annual production of 730,000 t milled.  The estimate includes mine, mill, G&A, and site services.

Currencies are expressed in US dollars.  All costs in this section are stated in Q2 2009.

Table 18 .18

Operating Cost Summary

Description	Annual Cost (US$)	Unit Cost (US$/t Milled)
Mining Costs	14,935,800	20.46
Process Costs	12,164,986	16.66
G&A	3,535,200	4.84
Site Services	226,300	0.31
Total	30,862,286	42.28

18.7.1

MINE OPERATING COSTS

The mine operating cost is calculated at $20.46/t mined.  Annually, on average 730,000 t will be mined and sent to the mill.

The mining operating cost required for a 2,350 t/d operating mine was estimated from first principles for each cost category such as development, production, haulage, maintenance, mine services, and labour.

Productivities, equipment operating hours, labour, and supply requirements were estimated for each type of underground operation.  Total hourly labour requirements were estimated to achieve the daily mining production rate based on 3 shifts at 8 h/d with 3 crews for 6 d/wk.

The cost is based on estimated supply consumption and supplier’s prices provided from Wardrop’s database and from Minera Juanicipio.

The haulage cost was estimated for an average haulage distance from each sublevel.

The mine services cost was estimated based on equipment working time and materials supply required for ventilation, transportation of personnel and materials, ore handling, mine and road maintenance, mine dewatering, and underground construction.

The mine maintenance cost was estimated based on required maintenance equipment, tools, and supplies.

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Mine safety costs were estimated based on the number of underground mine personnel and required personal protective equipment, first-aid and safety supplies, mine rescue, and safety training.

The total underground mining operating cost is shown in Table 18.19.

Table 18 .19

Underground Mine Operating Cost Summary

Description	Unit Cost (US$/t Milled)	Production (%)
Longhole Stoping	9.90	41
Cut & Fill Stoping	14.09	59
Average Stoping	12.36	100
Labour	5.30
Services	2.79
Total Mine Operating Costs	20.46

18.7.2

PROCESS OPERATING COST ESTIMATE

Average annual process operating costs are estimated to be $16.66/t milled.  The process operating costs are based on a process rate of 730,000 t of ore annually and 365 days of operation.

The estimated process operating costs are summarized and include the following:

•

personnel requirements including supervision, operating staff, and maintenance (salary/wage levels are based on current labour rates in comparable operations in Mexico)

•

liner and grinding media consumption which have been estimated from the Bond ball mill work index and abrasion index equations and have been quoted as budget prices, or derived from the Wardrop database

•

maintenance supplies which have been calculated based on major equipment capital costs

•

reagents consumption, which is based on test results and quoted budget prices or derived from the Wardrop database

•

power cost which is based on running load and utilization of unit process equipment at an average cost of $0.09/kWh

•

other operation consumables including laboratory, filter cloth, and service vehicle consumables.

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Table 18 .20

Process Operating Cost Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Milled)
Operating Personnel
Operating Staff	12	829,400	1.14
Operating Labour	36	494,190	0.68
Maintenance Labour	32	528,000	0.72
Met Lab and Quality Control	10	132,000	0.18
Sub-total Staff	90	1,983,590	2.72
Supplies
Operating Supplies		5,429,584	7.44
Maintenance Supplies		1,040,000	1.42
Sub-total Supplies		6,469,584	8.86
Power		3,711,813	5.08
Total Process Operating Costs	90	$12,164,986	$16.66/t

OPERATING PERSONNEL

The projected personnel requirements include:

•

staff for management and professional services

•

operators, including paste and backfill operators

•

personnel for maintenance

•

personnel for quality control, process optimization, and assaying.

Salary/wage rates are based on current rates in Mexico, including base salary, holiday and vacation pay, various benefits, and tool allowance costs.  The total estimated personnel cost is $2.72/t milled.

Operating and Maintenance Supplies

The operating cost for major consumables and operating supplies for the process plant are estimated to be $7.44/t milled.  The major consumables include the crusher, mill liners, and reagents.

Reagent consumption has been based on the consumption rates as given in the process design criteria.  The reagent costs were obtained from current budget prices from potential suppliers.

The maintenance supplies cost has been estimated at $1.42/t milled.

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GENERAL AND ADMINISTRATIVE

G&A costs are the costs that do not relate to the mining or process operating costs.  The operating costs include:

•

salaries for administrative personnel

•

medical and first aid

•

safety and training

•

office overheads.

The G&A expenses are estimated at approximately $4.84/t milled, including $1.23/t for personnel and $3.62/t for general expenses as shown in Table 18.21.

Table 18 .21

G&A Operating Costs

Description	Personnel	Annual Cost (US$)	Unit Cost ($/t Milled)
Personnel	46	895,200	1.23
G&A		2,640,000	3.62
Total	46	3,535,200	4.84

18.8

FINANCIAL ANALYSIS

18.8.1

INTRODUCTION

An economic evaluation of the Valdecañas Project was prepared by Wardrop based on a pre-tax financial model.  For the 12.6-year mine life and the 9.1 Mt resource, the following pre-tax financial parameters were calculated:

•

38.5% IRR

•

2.6 years payback on US$217 M capital

•

US$671.4 M NPV at 5% discount rate.

The base case prices employed in the analysis were as follows:

•

silver – US$10.59/oz

•

zinc – US$0.80/lb

•

lead – US$0.56/oz

•

gold – US$681/oz.

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Sensitivity analyses were carried out to evaluate the project economics on the base case pre-tax model.

18.8.2

FINANCIAL EVALUATIONS

The data generated in the study was used to construct an economic model of the project in order to assess the project’s economic parameters including the NPV and IRR.

The financial analysis has been prepared based, in part, on the mine and mill production schedules, recoveries, grades, capital and operating cost estimates, metal deductions, smelter terms, and treatment terms set out in this report.  Therefore, it should be assumed that the exclusions and assumptions that relate to the cost estimates and other listed parameters also relate to the economic analysis (i.e. the occurrence of any of the risk factors identified in related sections might have a material impact on the accuracy of this economic analysis).

The production schedule, based on a resource with an NSR cutoff grade of US$42/t, has been incorporated into the pre-tax financial model to develop annual recovered metal production.  Market prices for gold, silver, zinc, and lead have been adjusted to realized price levels by applying smelting, refining, and concentrate transportation charges from mine site to smelter in order to determine the NSR contributions for each metal.

Unit operating costs for mining, process, and G&A were applied to annual milled tonnages to determine the overall mine site operating cost, which has been deducted from NSRs to derive annual net revenues.

Initial and sustaining capital costs have been incorporated on a year-by-year basis over the mine life and deducted from the net revenue to determine the net cash flow before taxes.  Initial capital expenditures include costs accumulated prior to first production of concentrate.  Sustaining capital includes expenditures for mining and milling additions, replacement of equipment, and tailing embankment construction.

Working capital has been calculated on the basis of three months mine site operating costs and applied to the first year of expenditures; it will be recovered at the end of the mine life.

The undiscounted annual cash flows are illustrated in Figure 18.6.

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Figure 18 .6

Pre-tax Cash Flow

Pre-Tax CashFlow
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
-200,000
-400,000
CashFlow (US $000's)
Pre-Tax CashFlow
Accumulated Pre-Tax CashFlow
Y-3.5
Y-3
Y-2
Y-1
Y1
Y2
Y3
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Y11
Y12
Y13
Project Life (Years)

The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges.  The financial outcomes have been tabulated for NPV, IRR, and payback of capital.  The following assumptions were made in the development of the financial analysis model:

•

assumed current net smelter terms

•

12.6-year mine life

•

3.5 years of development

•

no royalties

•

production schedule as outlined in this study

•

operating costs as outlined in this study

•

capital costs as outlined in this study

•

the model was prepared on a pre-tax basis

•

no metal penalties

•

working capital is credit back end of mine life

•

depreciation costs not calculated

•

concentrate grades and metal recoveries are related to feed grades but the model does not provide a clear connection to the relationship between the head grade and metal recoveries due to using the fixed average head grades.

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18.8.3

METAL PRICE SCENARIOS

The financial outcomes for three metal price scenarios have been tabulated for NPV, IRR, and payback of capital.  A discount rate of 5% was applied to all cases identified by the following metal price scenarios:

•

base case

•

4-year average

•

current prices.

The results are presented in Table 18.22.

Table 18 .22

Summary of Pre-tax NPV, IRR, and Payback by Metal Price and Discount Rate Scenario

Scenario	NPV at 5% Discount Rate (US$ M)	NPV at 8% Discount Rate (US$ M)	IRR (%)	Payback (Years)
4-year Average	967	714	48.4	2.2
Base Case	671	490	38.5	2.6
Current Price	1066	778	52.1	2.1

Wardrop’s new policy utilizes the Energy & Metals Consensus Forecasts (ECMF) quarterly reports (The Consensus Economics Inc.) in calculating the Wardrop/EMCF prices.  This new approach is to avoid large fluctuations in metal prices from study to study and to use the long-term price averaged from three quarterly reports of EMCF.  For this study, if executed between February 1 and July 31, the long-term metal prices would be derived by averaging the long-term prices from the previous July, October, and January quarterly reports to derive the Wardrop/EMCF Prices.

The prices used for the financial analysis are summarized in Table 18.23.

Table 18 .23

Summary of Pre-tax Metal Prices Scenarios

Scenario	Silver (US$/oz)	Zinc (US$/lb)	Lead (US$/lb)	Gold (US$/oz)
4-year Average (LME*)	12.32	1.10	0.793	698.50
Base Case/EMCF	10.59	0.80	0.56	681.00
Current (LME)	14.23	0.655	0.644	937.50

Note: prices are as of May 21, 2009.
* LME = London Metal Exchange.

The current and silver prices at US$1 intervals were applied to the same base case financial model.  The results of all scenarios as described are presented in Table 18.24.  The annual silver production and unit costs per accountable silver are presented in Table 18.25.

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Table 18 .24

Summary of Pre-tax NPV, IRR, and Payback by Silver Price and Discounted Rate Scenarios

Pre-Tax Returns	Silver Price US$/oz
	$10.59	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00
NPV (0%)	$1,216.50	$1,119.43	$1,283.96	$1,448.50	$1,613.03	$1,777.57	$1,942.10
NPV (5%)	$671.36	$613.18	$711.79	$810.41	$909.02	$1,007.63	$1,106.24
NPV (8%)	$475.13	$431.33	$505.56	$579.80	$654.04	$728.27	$802.51
IRR (Unlevered)	38.5%	36.3%	40.1%	43.6%	47.0%	50.3%	53.5%
Payback (years)	2.6	2.7	2.5	2.3	2.2	2.1	2.0

Note: base case is shown in bold.

Table 18 .25

Unit Silver Cost per Accountable Silver Net of By-product Metals

	Unit	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Annual Silver Production (Recovered Silver)	oz	9,948,007	9,067,593	18,052,165	14,170,067	16,072,524	16,188,423	17,262,708
Total Accountable Silver	oz	9,277,718	8,459,986	16,951,534	13,296,374	15,084,618	15,184,379	16,195,122
Total Cost For Silver	US$ 000s	30,143	30,483	36,449	35,061	35,418	35,267	35,527
Unit Silver Cost per Accountable Silver Net of By Product Metals	US$/oz	3.25	3.60	2.15	2.64	2.35	2.32	2.19

	Unit	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Total/Avg.
Annual Silver Production (Recovered Silver)	oz	17,405,061	16,168,479	13,508,813	12,064,765	11,941,828	4,530,918	176,381,352
Total Accountable Silver	oz	16,325,845	15,148,397	12,639,131	11,284,558	11,178,783	4,242,621	165,269,068
Total Cost For Silver	US$ 000s	35,454	34,191	32,622	32,175	32,765	17,524	423,078
Unit Silver Cost per Accountable Silver Net of By Product Metals	US$/oz	2.17	2.26	2.58	2.85	2.93	4.13	2.56

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.8.4

PAYBACK

The payback period is defined as the time required after revenue is first received in Year 1 to achieve break-even cumulative cash flow.  For this project, the payback period for the base case is 2.6 years.  The payback period is based on the annual un-discounted cash flows.  There is no consideration for inflation, interest, or depreciation in this calculation.

18.8.5

ROYALTIES

Royalties were not considered in this study.

18.8.6

SENSITIVITY ANALYSIS

Sensitivity analyses were carried out on the following parameters:

•

silver price

•

gold price

•

lead price

•

zinc price

•

productions and metal head grades

•

initial capital expenditure

•

operating costs.

The analyses are presented graphically as financial outcomes in terms of NPV and IRR (Figure 18.7 and Figure 18.8).  The project NPV is most sensitive to the silver price, produced tonnes, lead grade, and in reverse order to operating costs and initial capital cost.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Figure 18.7

NPV Sensitivity Analysis

NPV Sensitivity Analysis
NPV Million USD$
700.00
650.00
600.00
550.00
500.00
450.00
400.00
350.00
300.00
-30.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
% Change in Input Value
Zinc Price
Lead Price
Gold Price
Silver Price
Underground Mined Tonnes Diluted
Copper Grade
Zinc Grade
Lead Grade
Gold grade
Silver grade
Op Cost
Initial Capital Cost

Similarly, the project IRR is most sensitive to the silver price followed by produced tonnes and lead head grade.  In addition, the project IRR is inversely sensitive to initial capital costs and operating costs.

Figure 18.8

IRR Sensitivity Analysis

IRR Sensitivity
IRR % Value
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
-30.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
% Change in Input Value
Zinc Price
Lead Price
Gold Price
Silver Price
CAD to USD
Tonnes
Zinc Grade
Lead Grade
Gold grade
Silver Head grade
Op Cost
Init. CapEx

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

18.8.7

SMELTER TERMS

Contracts will generally include payment terms as follows:

•

Lead Concentrate:

•

Silver – deduct 50 g/dmt and pay 95% of silver content; a refining charge of $2/accountable troy oz will be deducted from the metal price.

•

Gold – deduct 1 g/dmt and pay 95% of gold content; a refining charge of $8/accountable troy oz will be deducted from the metal price.

•

Lead – deduct 3 units and pay 95% of lead content.

•

Zinc – pay 0% of zinc content.

•

Treatment Charge – US$350/dmt of concentrate delivered will be deducted; the terms are FOB Stowed Manzanillo.

•

Impurities – there are no penalties due to impurities.

•

Zinc Concentrate:

•

Silver – deduct 3 oz Ag/dmt and pay 75% silver; no refining charge will be deducted from the metal price.

•

Gold – deduct 1.5 g Au/dmt and pay 75% gold; no refining charge will be deducted.

•

Zinc – pay 85% of zinc content.

•

Lead – pay 0% of lead content.

•

Treatment Charge – US$180/dmt of concentrate delivered will be deducted.

•

Impurities – there are no penalties due to impurities.

18.8.8

MARKETS AND CONTRACTS

MARKETS

The project will produce a lead concentrate containing the majority of the recovered silver and gold and separate zinc concentrate.  The lead concentrate will have high silver and low lead contents compared to typical lead concentrates traded internationally.  The zinc concentrate will also be considered a silver-rich material.  Not many smelters in the Americas or worldwide are capable of processing this type of concentrate with good metal recoveries.

The project is located in the Fresnillo mining district, famous for producing silver-rich concentrates (e.g. Proaño mine).  Historically, the lead and zinc concentrates produced in the Fresnillo mining district have been transported and further processed at Met-Mex Peñoles in Torréon.  The Peñoles lead smelter and zinc plant are adapted to process silver-rich concentrates and are close to the Fresnillo mining district (~327 km from Fresnillo to Torréon).  Nevertheless, the lead and zinc concentrates can also be exported to overseas smelters in Europe via Tampico port

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

or smelters in Asia via Manzanillo port.  The concentrates can be transported by truck, and good highways and paved roads exist between the Fresnillo mining district and Torréon, Tampico, or Manzanillo.  The decision to sell the concentrate locally or to the overseas market depends on several factors such as concentrate supply-demand balance, freight costs, import-export duties, handling costs, etc.  Other events may affect the decision such as strikes and adverse global financial conditions.

In the past, Met-Mex Peñoles have provided the best sale terms to concentrates produced in the Fresnillo mining district.  However, there has been a disturbance in the market due to:

•

the global financial crisis that started in 2008

•

the strike at Met-Mex Peñoles lead-silver refinery during the first months of 2009 (February through April)

•

the current supply-demand balance of lead and zinc concentrates in the Americas.

Met-Mex Peñoles sale terms for 2009 have not been negotiated but are not expected to be materially different from current export terms.  For long term projections, the concentrate sale terms could improve in favour of the miners but the markets are too volatile now to make a reliable estimate, particularly for the silver-rich concentrates.

For this study, it was assumed that the lead and zinc concentrates will be exported via Manzanillo port (~700 km from Fresnillo to Manzanillo).

CONTRACTS

There are no established contracts of significance currently in place for the project, except for the exploration diamond drill by Perfoservice Company.  The terms of the contract with this company are within industry norms.

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19.0

CONCLUSIONS & RECOMMENDATIONS

19.1

GEOLOGY

19.1.1

CONCLUSIONS

SRK reviewed and audited the exploration data collected by MAG Silver and Fresnillo on the Valdecañas Project.  This review suggests that the exploration data is generally reliable for the purpose of resource estimation.

SRK reviewed the geological modelling and strategy and parameters used by Fresnillo to evaluate the mineral resources for the Valdecañas precious metal deposit using geological information and metal grade data from all available core boreholes drilled on the Juanicipio and adjacent Reina I properties.  Three separate epithermal vein wireframes were modelled using Leapfrog to constrain grade estimation.  Scarcity of sampling data impeded Fresnillo from modelling the variance of the grades across the deposit with confidence.  Search neighbourhoods and estimation parameters were adjusted based on experience in the district.  Metal grades and specific gravity were estimated into a rotated partial block model of the veins using an inverse distance algorithm.  The estimates were validated with borehole composite data and using other estimators.  The mineral resources were classified as in accordance with the JORC Code primarily on the basis of the distance from the nearest sample point.

SRK is satisfied that the re-classified mineral resources are an adequate representation of the global gold, silver, lead, and zinc mineral resources for the Valdecañas precious metal deposit at the current level of sampling.  SRK is satisfied that the re-classified mineral resources can be reported according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005).

In reviewing the mineral resource model, SRK draws the following conclusions:

•

A cutoff of 200 g/t silver equivalent is considered appropriate for reporting underground mineral resources considering the “reasonable prospect for economic extraction” requirements.

•

The mineral resources are limited by end of data and are open along strike and in certain areas down dip.  The lateral extensions of the Valdecañas veins extend, however, outside the Juanicipio property onto the adjacent property owned by Fresnillo.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

•

Infill drilling completed during 2008 supports the first time disclosure of indicated mineral resources but metal grades have dropped relative to the previous resource evaluation.

•

Additional infill drilling is required to improve the understanding of the distribution of the precious and base metals in the vein mineralization and improve the confidence in the geological interpretation.

•

Finally, there is a strong likelihood that infill drilling will allow for the improvement of the resource classification.

19.1.2

RECOMMENDATIONS

The geological setting and character of the silver-gold epithermal mineralization found to date on the Juanicipio property are of sufficient merit to justify the additional exploration investments.

Exploration programs on the property are managed by a technical committee of the joint venture partners and exploration work is carried out by Fresnillo, operator of the Minera Juanicipio joint venture.

For 2009, Minera Juanicipio has approved an exploration program comprising about 21,550 m of core drilling to investigate the following targets:

•

5,000 m of infill core drilling on the Valdecañas deposit with the objective to achieve a drill spacing no greater than 100 metres

•

8,500 m of delineation drilling to test the lateral and vertical extensions of the high grade Encino vein structure (Vein 5) discovered in the hanging wall for the main Valdecañas vein (Vein 1) and intersected by only one borehole

•

5,300 m of core drilling on the Juanicipio target to explore the lateral and depth extensions of that epithermal structure

•

2,750 m of exploration drilling to investigate other targets.

The exploration program also includes provisions for completing engineering studies (resource estimation, geotechnical, mining, metallurgical, environmental studies, etc.) in sufficient detail to evaluate at a scoping level the design of an underground mine and prepare a preliminary economic assessment for the Valdecañas underground mine project.

Total costs for the recommended work program are estimated at approximately US$4.5 M.  The cost breakdown for the recommended work program is summarized in Table 19.1.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Table 19 .1

Summary of Committed 2009 Exploration Program*

Activity	No. of Holes	Total Length (m)	Estimated Cost (US$)
Valdecañas Vein Delineation	7	5,000	700,000
Juanicipio Vein Delineation	6	5,300	742,000
Encino Vein Delineation	8	8,500	1,190,000
Other Targets	3	2,750	385,080
Supervision (Geology, Engineering, Accounting, Legal)			982,920
Scoping Study and Other Studies			500,000
Total	24	21,550	4,500,000

* Estimated total cost for the committed exploration program on a 100% basis.
Unit drilling costs estimated at US$140/m.

Fresnillo should reconsider using ordinary kriging as an estimator in future revisions of the resource model.  Kriging is considered by SRK a superior estimator because variograms supporting the estimates incorporate the “nugget effect”, limiting the conditional bias, especially where there is paucity of data.  The inverse distance estimates should be used for comparison purpose only.  SRK recommends reducing the power of the inverse distance algorithm from five to two.  Finally, three concentric search volumes should be used for grade estimation and considered for resource classification.  Negative kriging weights should be also considered for resource classification.

19.2

MINING

19.2.1

CONCLUSIONS

The project should be advanced to the pre-feasibility stage.  The currently defined deposit has the potential to develop a mine with an annual production rate of 730,000 t with a 12.6 year mine life.  However, additional infill drilling needs to be done as inferred resources included in this study need to be upgraded to the indicated category to advance the project to the next stage.

Production capacity is limited by the limited strike length of the deposit within the Juanicipio boundaries.

19.2.2

RECOMMENDATIONS

Additional geological drilling is required to increase the level of confidence in the estimated mineral resources since more indicated resources are required to advance the project to the pre-feasibility stage.  More comprehensive geotechnical logging of any future exploration drill core should be undertaken.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

Additional geotechnical work is required to confirm assumptions made in this study regarding ore vein geotechnical characteristics, maximum stoping size, sill pillar size, ground support requirements, and the location of the main access development.

A hydrogeological study is required to determine underground water inflow rates, pumping requirements, and the capacity of the underground sumps.

At the next phase of study, a trade off study should be included to evaluate a conveyor system instead of truck haulage from the top of the deposit to surface.

A source of backfill should be identified to augment hydraulic fill produced from the tailings stream.

More detailed investigation of the orebody parameters is recommended at the next stage to define the economical mining limit based on the ore thickness/grade ratio.

19.3

PROCESS

The concentrator is designed to process a nominal 2,000 t/d of lead/zinc ore.  The concentrator will produce marketable concentrates of lead and zinc.  The lead concentrate will contain an associated valuable metal content of gold and silver.

The four composites tested contained important values of gold, silver, lead, and zinc.  These minerals responded well to the selective lead-zinc flotation process chosen, taking into account the relatively fine grain mineralization present.  The following recommendations are made based on the testwork reviewed to date.

•

Since an iron component is present (consisting mainly of pyrite), which carries a significant amount of gold and silver, further investigation into the processing of this material is required either by gravity or leaching.

•

The use of a coarser primary grind, followed by sequential regrinding of the concentrates, should be investigated.  This investigation could also result in the need for less cleaner stages.

•

Once grind and reagent dosages are confirmed, locked cycle flotation testing of the material should be conducted on all potential ore types.

•

Minor/impurity element determinations will be required on the locked cycle concentrates produced to characterize the presence of potential smelter penalty elements.

•

The use of site water in the flotation evaluation tests is also recommended.

•

Further gravity testing targeting gold and silver recovery is required since the gold morphology is not completely understood.  Gravity should be tested for use in the primary grinding circuit and possibly in the flotation circuit for recovery of gold prior to its loss as cleaner tailings.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

20.0

REFERENCES

Audited Mineral Resource Statement, Minera Juanicipio SA, SRK Consulting (Canada) Inc., February 19, 2009.

Brown, A., Cole, G., and Couture, J.F. 2009: Mineral Resource Evaluation, Valdecanas Silver-Gold Deposit, Zacatecas State, Mexico.  Prepared for Minera Juanicipio S.A. de C.V by SRK Consulting (Canada) Inc., April 23, 2009; 76 pages.

Canadian Occupational Health and Safety Regulations.

Cole, G., Bair, D., and Couture J-F, 2007: Audit of Four Precious Metal Exploration Projects.  Unpublished memo to Servicios Industriales Penoles prepared by SRK Consulting (Canada) Inc., June 18, 2007.

CostMine, InfoMine USA, Inc., 2007.

Hard Rock Miner's Handbook, McIntosh Engineering Limited, 2003.

MAG Silver Corp. News Release dated April 4, 2005 announcing Joint Venture with Penoles at Juanicipio.

MAG Silver Corp. News Release dated December 21, 2007 announcing with Penoles the Formation of Minera Juanicipio S.A. DE C.V to operate the Juanicipio Joint Venture.

Megaw, P.K.M. and Ramirez, R.L., 2001: Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico; Proprietary report to Minera Sunshine de Mexico S.A. de C.V., April 2301.

Mexico-Nom-023-Stps-2003, Work in Mines - Occupational Safety and Health Conditions (DOF 2 October 2003).

Mineral Resource Estimation, Valdecanas Silver-Gold Project, Zacatecas State, Mexico, SRK Consulting (Canada) Inc., July 25, 2008.

Mineral Resource Evaluation, Valdecanas Silver-Gold Deposit, Zacatecas State, Mexico, SRK Consulting (Canada) Inc., April 23, 2009.

National Instrument 43-101.  Standards of Disclosure for Mineral Projects, British Columbia Securities Commission, 2001.

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Ruvalcaba-Ruiz, D.C. and Thompson, T.B., 1988, Ore deposits at the Fresnillo Mine, Zacatecas, Mexico; Economic Geology, v. 83, no. 8, p. 1583-1596.

Servicios Industriales Penoles, S.A. de C.V., Centro De Investigacion y Dessarrollo Technologico, Mineral Processing; "Juanicipio Project 002-102606, Gold, Silver, Lead, and Zinc Recovery", Torreon, Coahuila, May 08, 2008.

Simmons, S.F., 1991, Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn orebodies.: Economic Geology, v.  86, no. 8, p1579-1601.

SRK Consulting (Canada) Inc., 2008.  Mineral Resource Estimation, Valdecañas Silver Gold Project, Zacatecas State, Mexico.  Independent technical report prepared for MAG Silver and filed on SEDAR, 62 pages.

Wendt, Clancy, J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico; Technical Report for Mega Capital Investments.

Wetherup, S. 2006: Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico.  Prepared for MAG Silver Corp. by Caracle Creek International Consulting Inc., July 5, 2006.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

21.0

CERTIFICATES OF QPS

I, S. Byron V. Stewart, of Lions Bay, British Columbia, do hereby certify that as a co-author of this VALDECAÑAS PROJECT – SCOPING STUDY NI 43-101 TECHNICAL REPORT, dated August 19, 2009, I hereby make the following statements:

•

I am a Senior Mining Engineer Consultant to Wardrop Engineering Inc. with a business address at #800 – 555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•

I am a graduate of the University of Witwatersrand (B.Sc. Hons. Civil Engineering, 1970) and the Royal School of Mines (B.Sc. Hons. Mining Engineering, 1973).

•

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #11414)

•

I have practiced my profession continuously since graduation.

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•

My relevant experience with respect to mining operations includes production experience in underground gold and diamond mines in South Africa as well as over 30 years experience on numerous hard rock mine studies and mine projects as a senior mining engineering consultant in various countries.

•

I am responsible for the preparation of Section 18.1 of this technical report titled “Valdecañas Project – Scoping Study NI 43-101 Technical Report”, dated August 19, 2009.  In addition, I visited the property on March 9, 2009.

•

I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•

I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•

I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 19th day of August, 2009 at Vancouver, British Columbia

“Original Document, Revision 03 signed and sealed by S. Byron V. Stewart, P.Eng”
S. Byron V. Stewart, P.Eng. Senior Mining Engineer Consultant Wardrop Engineering Inc.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

I, Hassan Ghaffari, of Vancouver, British Columbia, do hereby certify that as a co-author of this VALDECAÑAS PROJECT – SCOPING STUDY NI 43-101 TECHNICAL REPORT, dated August 19, 2009, I hereby make the following statements:

•

I am a Manager of Metallurgy with Wardrop Engineering Inc. with an office at Suite 800, 555 West Hastings St., Vancouver, BC, V6B 1M1.

•

I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1998) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004).

•

I have practiced my profession continuously since 1998.

•

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#30408).

•

I have practiced my profession continuously since graduation.

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•

My relevant experience with respect to mineral process engineering includes 21 years experience in mining and plant design/operation, project studies, management, and engineering.

•

I am responsible for the preparation of Section 1.0, 2.0, 3.0, 16.0, 18.2, 18.3, 18.6, 18.7, and18.8 of this technical report titled “Valdecañas Project – Scoping Study NI 43-101 Technical Report”, dated August 19, 2009.  In addition, I visited the property on March 9, 2009.

•

I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•

I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•

I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 19th day of August, 2009 at Vancouver, British Columbia

“Original Document, Revision 03 signed and sealed by Hassan Ghaffari, P.Eng.”
Hassan Ghaffari, P.Eng. Manger of Metallurgy Wardrop Engineering Inc.

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Minera Juanicipio S.A. de C.V.	VALDECANAS PROJECT SCOPING STUDY NI 43-101 TECHNICAL REPORT

I, Jean-Francois Couture, of Toronto, Ontario, do hereby certify that as a co-author of this VALDECAÑAS PROJECT – SCOPING STUDY NI 43-101 TECHNICAL REPORT, dated August 19, 2009, I hereby make the following statements:

•

I am a Principal Geologist with SRK Consulting (Canada) Inc. with a business address at Suite 2100, 25 Adelaide Street East, Toronto, Ontario.

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I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982.  I obtained an MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively.  I have practiced my profession continuously since 1982.  From 1982 to 1988, I conducted regional mapping programs in the Precambrian Shield of Canada.  From 1988 to 1996, I conduced mineral deposit studies for a variety of base and precious metals deposits of hydrothermal and magmatic origins.  From 1996 to 2000, I was a Senior Exploration Geologist responsible for exploration programs for base and precious metals.  Since 2001, I have been a Principal Geologist and have authored and co-authored several independent technical reports on several base and precious metals exploration and mining projects in Canada, United States, China, Kazakhstan, Northern Europe, South America, West Africa, and South Africa.

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I am Professional Geoscientist registered with the Association of Professional Geoscientists of the Province of Ontario (APGO#0197).

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I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

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I am responsible for the preparation of Sections 4.0 to 15.0, and 17.0 of this technical report titled “Valdecañas Project – Scoping Study NI 43-101 Technical Report”, dated August 19, 2009.  In addition, I visited the property on April 17, 2007.

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I have no prior involvement with the Property that is the subject of the Technical Report.

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As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

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I am independent of the Issuer as defined by Section 1.4 of the Instrument.

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I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 19th day of August, 2009 at Toronto, Ontario

“Original Document, Revision 03 signed and sealed by Jean-François Couture, Ph.D, P.Geo.”
Jean-François Couture, Ph.D, P.Geo. Principal Geologist SRK Consulting (Canada) Inc.

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